Exhibit 99.1
CURALEAF HOLDINGS, INC.
Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2026 and December 31, 2025
and
For the Three Months Ended March 31, 2026 and 2025
(Expressed in Thousands United States Dollars Unless Otherwise Stated)

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Balance Sheets (Unaudited)
(in thousands)

		As of
	Note	March 31, 2026	December 31, 2025
Assets		Unaudited	Audited
Current assets:
Cash and cash equivalents (including restricted cash and cash equivalents)	3	$106,129	101,573
Accounts receivable, net of allowance for credit losses of $2,346 and $2,617, respectively	7, 26	71,546	76,339
Inventories, net	8	241,284	225,022
Assets held for sale	5, 6	3,054	3,681
Prepaid expenses and other assets – current	3	33,135	37,379
Notes receivable - current	9	6,368	4,629
Total current assets		461,516	448,623
Deferred tax asset		464	443
Income tax receivable		2,382	2,382
Prepaid expenses and other assets – net of current	14, 26	17,879	13,396
Notes receivable - net of current	9	806	2,980
Property, plant and equipment, net	10, 12	509,153	520,386
Right-of-use assets, finance lease, net	11	91,646	97,599
Right-of-use assets, operating lease, net	11	112,147	113,274
Intangible assets, net	13	982,061	1,011,115
Goodwill	13	633,524	635,117
Total assets		$2,811,578	$2,845,315

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Balance Sheets (Unaudited)
(in thousands)

		As of
	Note	March 31, 2026	December 31, 2025
Liabilities, Temporary equity and Shareholders’ equity
Current liabilities:
Accounts payable		$76,100	$74,725
Accrued expenses	15	102,089	110,493
Income tax payable		21,661	18,952
Lease liabilities, finance - current	11	12,709	11,684
Lease liabilities, operating - current	11	20,046	19,837
Notes payable - current	16	40,014	35,730
Deferred consideration liability - current	4	2,171	2,966
Financial obligations - current	12	10,421	7,238
Liabilities associated with assets held for sale	5, 6	6,839	7,073
Other current liabilities		4,292	5,616
Total current liabilities		296,342	294,314
Deferred tax liability		204,160	212,002
Notes payable - net of current	16	525,077	512,922
Lease liabilities, finance - net of current	11	137,755	144,446
Lease liabilities, operating - net of current	11	97,513	102,346
Uncertain tax position		439,228	531,508
Contingent consideration liability - net of current	4, 26	3,047	3,358
Deferred consideration liability - net of current	4	125	—
Financial obligations - net of current	12	197,743	202,901
Other non-current liabilities		1,479	1,237
Total liabilities		1,902,469	2,005,034

Commitments and contingencies	25

Temporary equity:
Redeemable non-controlling interest contingency	2, 18	87,997	83,931

Shareholders’ equity:
Additional paid-in capital	17	2,348,719	2,345,402
Accumulated other comprehensive loss		(10,162)	(1,808)
Accumulated deficit		(1,517,445)	(1,587,244)
Total shareholders’ equity		821,112	756,350
Total liabilities, temporary equity and shareholders’ equity		$2,811,578	$2,845,315

The accompanying notes are an integral part of the Condensed Interim Consolidated Balance Sheets (Unaudited) (as defined herein).

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Operations (Unaudited)
(in thousands, except for share and per share amounts)

		Three Months Ended
	Note	March 31, 2026	March 31, 2025
Revenues, net:
Retail and wholesale revenues		$320,910	$304,983
Management fee income		3,321	1,641
Total revenues, net	24	324,231	306,624
Cost of goods sold		166,941	151,058
Gross profit		157,290	155,566
Operating expenses:
Selling, general and administrative	20	113,206	106,194
Share-based compensation	19	9,664	4,624
Depreciation and amortization	10, 11, 12, 13	33,667	35,382
Total operating expenses		156,537	146,200
Income from continuing operations		753	9,366
Other income (expense):
Interest income		212	171
Interest expense related to notes payable and deferred consideration liabilities	16	(15,024)	(14,161)
Interest expense related to lease liabilities and financial obligations	11, 12	(10,503)	(11,084)
Loss on impairment	10, 11	—	(3,695)
Other (expense) income, net	22	(4,067)	3,003
Total other expense, net		(29,382)	(25,766)
Loss before benefit (provision) for income taxes		(28,629)	(16,400)
Benefit (provision) for income taxes		98,705	(33,653)
Net income (loss) from continuing operations		70,076	(50,053)
Net loss from discontinued operations	6	(293)	(10,193)
Net income (loss)		69,783	(60,246)
Less: Net (loss) income attributable to non-controlling interest	2, 18	(16)	817
Net income (loss) attributable to Curaleaf Holdings, Inc.		$69,799	$(61,063)

Per share – basic and diluted(2):
Net income (loss) per share from continuing operations⁽¹⁾		$0.09	$(0.09)
Net loss per share from discontinued operations		—	(0.01)
Net income (loss) per share attributable to Curaleaf Holdings, Inc.(1)	23	$0.09	$(0.10)
Weighted average common shares outstanding(2)	23	775,429,231	744,898,937

(1) Certain non-controlling interests are redeemable at the option of the holders. When the estimated redemption value exceeds the recorded amount, the excess is charged directly to Shareholders' equity on the Condensed Interim Consolidated Balance Sheets (Unaudited). This adjustment does not affect the Company's reported net loss; however, under ASC 480-10, Distinguishing Liabilities from Equity, the excess redemption value must be included in the calculation of earnings per share - basic and diluted. See Note 2 — Basis of presentation and consolidation and Note 23 — Earnings per share for additional information.

(2) As a result of the Company’s net losses from its continuing and discontinued operations for the three months ended March 31, 2025, the calculation of diluted net loss per share for each period presented gives no consideration to potentially anti-dilutive securities; and as such, is the same as basic net loss per share for each period presented.

The accompanying notes are an integral part of the Condensed Interim Consolidated Statements of Operations (Unaudited) (as defined herein).

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)
(in thousands)

	Three months ended March 31,
	2026	2025
Net income (loss) from continuing operations	$70,076	$(50,053)
Foreign currency translation (loss) gain	(4,653)	8,819
Net comprehensive gain (loss) from continuing operations	65,423	(41,234)
Net comprehensive loss from discontinued operations	(293)	(10,193)
Net comprehensive gain (loss)	65,130	(51,427)
Less: Net comprehensive income attributable to non-controlling interest	3,685	3,573
Net comprehensive gain (loss) attributable to Curaleaf Holdings, Inc.	$61,445	$(55,000)
The accompanying notes are an integral part of the Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited) (as defined herein).

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Temporary Equity and Shareholders’ Equity (Unaudited)
(in thousands, except for share amounts)

		Redeemable non-controlling interest contingency	Common shares		Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity
			Number of Shares
	Note		SVS*	MVS*
Balances as of December 31, 2024		$132,179	656,088,216	93,970,705	$2,237,468	$—	$(20,080)	$(1,356,174)	$861,214
Extinguishment of convertible notes by issuance of SVS*	16	—	4,282,596	—	16,500	—	—	—	16,500
Foreign currency translation gain		2,756	—	—	—	—	6,063	—	6,063
Exercise of stock options	19	—	100,000	—	10	—	—	—	10
Issuance of SVS* upon vesting of RSUs**	19	—	1,668,625	—	—	—	—	—	—
Issuance of SVS* upon vesting of PSUs**	19	—	359,948	—	—	—	—	—	—
Excess redemption value above carrying value	18	13,327	—	—	(13,327)	—	—	—	(13,327)
Share-based compensation	19	—	—	—	4,624	—	—	—	4,624
Net income (loss)		817	—	—	—	—	—	(61,063)	(61,063)
Balances as of March 31, 2025		$149,079	662,499,385	93,970,705	$2,245,275	$—	$(14,017)	$(1,417,237)	$814,021

Balances as of December 31, 2025		$83,931	678,504,043	93,970,705	$2,345,402	$—	$(1,808)	$(1,587,244)	$756,350
Foreign currency translation gain (loss)		3,701	—	—	—	—	(8,354)	—	(8,354)
Exercise of stock options	19	—	2,989,729	—	478	—	—	—	478
Issuance of SVS* upon vesting of RSUs**	19	—	5,986,488	—	—	—	—	—	—
Issuance of SVS* upon vesting of PSUs**	19	—	2,784,641	—	—	—	—	—	—
SVS* withheld to satisfy statutory tax withholding obligations(1)	19	—	(2,761,211)	—	(6,444)	—	—	—	(6,444)
Excess redemption value above carrying value	18	381	—	—	(381)	—	—	—	(381)
Share-based compensation: equity-classified awards	19	—	—	—	9,664	—	—	—	9,664
Net (loss) income		(16)	—	—	—	—	—	69,799	69,799
Balances as of March 31, 2026		$87,997	687,503,690	93,970,705	$2,348,719	$—	$(10,162)	$(1,517,445)	$821,112

(1) In connection with the Company’s net share settlement (withhold-to-cover) of PSUs and RSUs that vested during three months ended March 31, 2026.
*as defined in Note 1 — Operations of the Company
**as defined in Note 3 — Significant accounting policies

The accompanying notes are an integral part of the Condensed Interim Consolidated Statements of Temporary Equity and Shareholders’ Equity (Unaudited) (as defined herein).

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
(in thousands)

		Three months ended
	Note	March 31, 2026	March 31, 2025
Cash flows from operating activities:
Net income (loss) from continuing operations		$70,076	$(50,053)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation and amortization	10, 11, 12, 13	47,855	48,829
Share-based compensation	19	9,664	4,624
Non-cash interest expense		5,766	1,772
Amortization of operating lease right-of-use assets	11	4,851	4,237
Loss on impairment	10, 11, 12	—	3,695
Loss (gain) on extinguishment of debt	16, 22	4,289	(1,487)
(Gain) loss on disposal of assets	22	(194)	1,076
Gain on investment	14, 22	(342)	(277)
Non-cash adjustments to inventory	8	(571)	(306)
Allowance for credit losses	7, 26	84	(127)
Deferred taxes		(6,982)	(4,278)
Other non-cash (income) expenses		(443)	132
Foreign exchange loss (gain)	22	1,547	(1,475)
Changes in assets and liabilities:
Accounts receivable, net	7, 26	4,186	1,705
Inventories, net	8	(16,281)	(2,680)
Prepaid expenses and other assets – current	3	6,186	(2,560)
Income tax receivable		—	4,621
Net assets held for sale	5, 6	375	—
Prepaid expenses and other assets – net of current	14, 26	(939)	636
Accounts payable		1,659	(5,017)
Accrued expenses and other liabilities	15	(15,046)	(2,096)
Income tax payable		(89,478)	48,396
Lease liabilities, operating	11	(4,991)	(4,333)
Net cash provided by operating activities from continuing operations		21,271	45,034
Net cash used in operating activities from discontinued operations		(283)	(6,605)
Net cash provided by operating activities		20,988	38,429

Cash flows from investing activities:
Purchases of property, plant and equipment	10, 12	(16,985)	(16,077)
Disposals of property, plant and equipment	10, 12	—	200
Purchases of intangibles	13	(61)	(226)
Purchase of investments	14	—	(277)
Issuance of notes receivable	9	(126)	(1,206)
Payments received on notes receivables	9	586	267
Net cash used in investing activities from continuing operations		(16,586)	(17,319)
Net cash used in investing activities from discontinued operations		—	(178)
Net cash used in investing activities		(16,586)	(17,497)

Cash flows from financing activities:
Proceeds from notes payable(1)	16	362,978	19,681

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
(in thousands)

		Three months ended
	Note	March 31, 2026	March 31, 2025
Principal payments on notes payable	16	(344,280)	(18,214)
Payments of debt issuance costs	16	(7,009)	(950)
Principal payments on finance lease liabilities	11	(2,832)	(2,474)
Principal payments on financial obligations	12	(1,975)	(1,774)
Exercise of stock options	19	477	10
Payments to repurchase SVS(2)	19	(6,444)	—
Payments of deferred consideration	4	(618)	(3,000)
Net cash provided by (used in) financing activities from continuing operations		297	(6,721)
Net cash used in financing activities from discontinued operations		—	—
Net cash provided by (used in) financing activities		297	(6,721)

Net increase in cash and cash equivalents (including restricted cash and cash equivalents)		4,699	14,211
Cash and cash equivalents (including restricted cash and cash equivalents), beginning of period		101,573	107,226
Effect of exchange rate changes on cash and cash equivalents (including restricted cash and cash equivalents)		(143)	430
Cash and cash equivalents (including restricted cash and cash equivalents), end of period		$106,129	$121,867

Non-cash investing & financing activities:
Purchases of property, plant and equipment within accounts payable and accrued expenses	10	$770	$2,417
Exchanged portion of Senior Secured Notes - 2026* for Senior Secured Notes - 2029*(1)	16	142,202	—
Non-cash proceeds from Note Exchange*	16	—	7,000
Extinguishment of convertible notes by issuance of SVS*	16	—	16,500
Non-cash activity related to obtaining finance right-of-use assets	11	23	1,994
Non-cash activity related to obtaining operating right-of-use assets	11	1,442	4,941
Other non-cash activity related to finance right-of-use assets	11	(2,857)	1,133
Other non-cash activity related to operating right-of-use assets	11	(921)	(1,262)
Excess redemption value attributable to non-controlling interest	18	(381)	13,327

Supplemental disclosure of cash flow information:
Cash paid for taxes		$1,511	$1,610
Cash paid for interest		22,204	16,530

*as defined herein

(1) The remaining outstanding balance of the Senior Secured Notes – 2026* of $142.2 million was exchanged on a non-cash basis for Senior Secured Notes – 2029*.
(2) In connection with the Company’s net share settlement (withhold-to-cover) of PSUs* and RSUs* that vested during three months ended March 31, 2026.
The accompanying notes are an integral part of the Condensed Interim Consolidated Statements of Cash Flows (Unaudited) (as defined herein).

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Explanatory Note
Unless otherwise noted or the context otherwise requires, all information provided in the unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2026 and December 31, 2025 and for the three months ended March 31, 2026 and 2025 and the accompanying notes (together, the “Consolidated Financial Statements (Unaudited)”) is given as of March 31, 2026, and references to the “Company” or “Curaleaf” see Curaleaf Holdings, Inc. (the “Company”), its wholly-owned subsidiaries, majority-owned subsidiaries and legal entities in which it holds a controlling financial interest.
Note 1 — Operations of the Company
The Company is a leading global cannabis company, delivering a vertically integrated platform with a broad omnichannel distribution footprint and a diversified portfolio of brands and products serving consumers and patients, with a mission to improve lives by providing clarity around cannabis and confidence around consumption.
The Company’s global brand portfolio consists of Anthem, Curaleaf, Dark Heart, Find, Grassroots, JAMS, Reef, Select, Four20 Pharma, Green Britannia and Huala.
Domestic Operations:
In the United States (“U.S.”), the Company serves the medical and adult-use cannabis markets through retail and wholesale channels. As of March 31, 2026, the Company’s U.S. operations, conducted by the Company and/or its affiliates, spanned 15 states and included 164 dispensaries, 15 cultivation sites and 18 manufacturing facilities.
International Operations:
The Company’s international operations extend to cultivation, processing, manufacturing and distribution in several key markets:
•Cultivation: The Company operates licensed cultivation facilities in Portugal and Canada.
•Processing and Manufacturing: Pharma-grade cannabis processing and manufacturing facilities are maintained in Germany, Spain, Canada, Portugal and the United Kingdom (“U.K.”).
•Wholesale Distribution: The Company supplies cannabis on a wholesale basis to Australia, New Zealand, the U.K. and various European countries, including Germany, Italy, Poland, the Czech Republic, Switzerland, Sweden and Norway.
•Retail Sales: In the U.K., the Company operates a medical cannabis clinic and holds a pharmacy license, which enables the direct retail supply of medical cannabis to patients.
The Company’s subordinate voting shares (“SVS”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “CURA” and quoted on the OTCQX® Best Market under the symbol “CURLF”.
The principal business address of the Company is located at 290 Harbor Drive, Stamford, Connecticut 06902. The Company’s registered and records office address is located at Suite 1700-666 Burrard Street, Vancouver, British Columbia, Canada.
Note 2 — Basis of presentation and consolidation
The Consolidated Financial Statements (Unaudited) have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) as issued by the Financial Accounting Standards Board (the “FASB”). The significant accounting policies described in Note 3 — Significant accounting policies have been applied consistently to all periods presented.
Amounts reported in the Consolidated Financial Statements (Unaudited) include estimates and assumptions of management. Actual results could differ from these estimates. In the opinion of management, the financial data presented

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
includes all adjustments necessary to present fairly the Company’s financial position, results of operations and cash flows for the periods presented.
Certain previously reported amounts have been reclassified between line items to conform to the current period presentation with no impact on previously reported results of operations, cash flows or shareholders’ equity.
The Consolidated Financial Statements (Unaudited) should be read in conjunction with (i) management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of the Company as of and for the three months ended March 31, 2026 and 2025, (ii) the audited consolidated financial statements for the Company as of and for the years ended December 31, 2025 and 2024 and the accompanying notes thereto (collectively, the “Annual Audited Consolidated Financial Statements”) as well as (iii) the Company’s annual information form for the year ended December 31, 2025 (the “Annual Information Form”). Copies of the MD&A, Annual Audited Consolidated Financial Statements and the Annual Information Form are available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
Functional and presentation currency
The Consolidated Financial Statements (Unaudited) are presented in U.S. dollar (“USD”), which is the reporting currency of the Company, unless otherwise noted. The functional currency of the Company and the domestic entities reflected in the Consolidated Financial Statements (Unaudited) is the USD, and the functional currency of each of the Company’s international entities is the currency of the economic environment in which primary operations are conducted. The financial accounts of the Company’s international subsidiaries are translated to USD using exchange rates at specific reporting dates or average rates over the reporting period, as applicable. Unrealized gains and losses resulting from foreign currency translation adjustments are recognized within Accumulated other comprehensive loss, which is a component of Shareholders’ equity on the Condensed Interim Consolidated Balance Sheets (Unaudited). Realized transactional exchange gains and losses are included in Other (expense) income, net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Basis of measurement
The Consolidated Financial Statements (Unaudited) have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments that are measured at recurring fair value, and certain assets that may be measured at fair value on a nonrecurring basis, as described herein.
Basis of consolidation
The Consolidated Financial Statements (Unaudited) include all the accounts of the Company, its wholly-owned subsidiaries, majority-owned subsidiaries and legal entities in which it holds a controlling financial interest. Historically, the Company has obtained controlling financial interests in entities through management service agreements (“MSAs”) or financing arrangements.
All intercompany balances and transactions have been eliminated in consolidation. See Note 3 — Significant accounting policies.
Non-controlling interests (“NCI”)
NCI in consolidated subsidiaries represent the component of equity in consolidated subsidiaries held by third parties. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. However, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary is initially measured at fair value, and the gain or loss triggered by any difference between the carrying value and fair value of the retained interest would be included in Other (expense) income, net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
NCI with redemption features, such as put and call options, that are not solely within the Company’s control are considered redeemable non-controlling interests (“Redeemable NCI”). Redeemable NCI is considered to be temporary equity and is reported in the mezzanine section between Commitments and contingencies and Shareholders’ equity on the Condensed Interim Consolidated Balance Sheets (Unaudited). Redeemable NCI is recorded at the greater of the carrying value, which

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
is adjusted for the NCI’s share of net income or loss generated over the reporting period, and the estimated redemption value at the end of the reporting period. In instances where the redemption value of Redeemable NCI is greater than the carrying value (“excess redemption value”) and redemption is at least probable, the Company has elected to immediately recognize the entire excess redemption value as an adjustment to Additional paid-in capital on the Condensed Interim Consolidated Balance Sheets (Unaudited). This election provides for a more immediate and transparent reflection of the economic impact associated with changes in redemption value, as opposed to accreting the difference over time.
Change in ownership
Changes in the Company’s ownership interest of a subsidiary with a Redeemable NCI that do not also result in a change in control are accounted for as equity transactions in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”). No gain or loss is recognized in earnings within the Condensed Interim Consolidated Statements of Operations (Unaudited). The carrying amount of the Redeemable NCI is adjusted to reflect the revised ownership percentage, and any difference between the consideration paid and the adjustment to the Redeemable NCI is recognized within Additional paid-in capital in the Condensed Interim Consolidated Balance Sheets (Unaudited). Adjustments to Accumulated other comprehensive loss attributable to the Redeemable NCI are also reclassified to Additional paid-in capital to reflect the Company’s revised ownership interest.
See Note 18 — Redeemable non-controlling interest for additional information.
Note 3 — Significant accounting policies
Variable interest entities
The Company consolidates legal entities in which it holds a controlling financial interest. Pursuant to ASC 810, the Company is deemed to have a controlling financial interest, when (i) it has the power to direct the activities of a variable interest entity (“VIE”) that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could be potentially significant to the VIE. See Note 2 — Basis of presentation and consolidation and Note 27 — Variable interest entities for additional information about the entities consolidated by the Company under the VIE consolidation model.
Cash and cash equivalents (including restricted cash and cash equivalents)
Cash and cash equivalents include cash deposits in financial institutions, other deposits that are readily convertible into cash, with original maturities of three months or less, and cash held at retail locations. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) up to $250,000. The Company maintains its cash in bank deposit accounts, the balances of which, at times, may exceed federally insured limits.
As of March 31, 2026 and December 31, 2025, restricted cash and cash equivalents totaled $12.4 million, comprising $12.0 million of cash pledged as collateral for the Company’s ABL Facility (as defined in Note 16 — Notes payable) and the related interest earned.
Prepaid expenses and other assets
Prepaid expenses primarily result from advance cash payments made by the Company to its vendors in exchange for goods and services. Upon recognition, the advance payments, measured at cost, are capitalized on the Condensed Interim Consolidated Balance Sheets (Unaudited) until the related goods are received and/or services performed. Amortization of the Company’s Prepaid expenses, which is based on the passage of time or as the related assets and/or services are expected to be consumed, is recognized within Selling, general and administrative on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Prepaid expenses also include capitalized implementation costs associated with software-as-a-service (“SaaS”) and other hosting arrangements. SaaS and other hosting arrangements are evaluated under ASC 350-40, Internal Use Software (“ASC 350-40”) and accounted for as service contracts when the Company lacks the contractual right to take possession of the software or the ability to run it independently. Implementation costs associated with these SaaS and hosting arrangements, specifically configuration and customization activities, are capitalized once the project is probable of being completed; all other costs are expensed as incurred. Capitalized implementation costs are amortized on a straight-line basis

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
over the term of the arrangement, including renewal periods that are reasonably certain to be exercised. Amortization expense is recognized within Selling, general and administrative on the Condensed Interim Consolidated Statements of Operations (Unaudited), consistent with the presentation of the associated SaaS and hosting subscription fees.
Other current assets, which represent assets expected to be realized within 12 months of the balance sheet date, consist primarily of non-income tax receivables, prepaid marketing materials and deferred financing fees related to the Company’s lines of credit.
Prepaid expenses and other assets – current
As of March 31, 2026 and December 31, 2025, the Company had $27.6 million and $31.5 million, respectively, of Prepaid expenses – current and $5.5 million and $5.9 million, respectively, of Other assets – current.
Notes receivable
Notes receivable are recognized and measured at amortized cost, which is inclusive of the initial carrying amount adjusted for any subsequent principal payments, accretion of paid-in-kind interest and any expected credit losses. Interest income on notes receivable is recognized using the effective interest rate method and recognized within Interest income on the Condensed Interim Consolidated Statements of Operations (Unaudited).
See Note 9 — Notes receivable for further detail.
Allowance for credit losses on financing receivables
Pursuant to ASC 310, Receivables, the Company recognizes financing receivables, such as accounts receivable and notes receivable, net of an allowance for credit losses on the Condensed Interim Consolidated Balance Sheets (Unaudited), in order to present the financing receivables at the expected realizable value. The Company determines its allowance for expected credit losses in accordance with ASC 326, Financial instruments - Credit Losses. Accordingly, the Company's allowances for expected credit losses reflect the potential uncollectability of its financing receivables, based on historical credit loss information as adjusted for current conditions, reasonable and supportable forecasts and the risk characteristics of specific receivables. If current or expected future economic trends, events or changes in circumstances indicate that specific accounts receivable may not be collectible, further consideration is given to the collectability of those balances, and the allowance for expected credit losses is adjusted accordingly. Changes in circumstances that could result in the establishment of an allowance for expected credit losses include, but are not limited to, (i) a borrower experiencing significant financial difficulty; (ii) a significant delinquency in contractual payments; (iii) a determination that foreclosure on the underlying collateral is probable or (iv) an assessment that repayment will be sourced primarily from the sale of the underlying collateral.
Financing receivables are written off after exhaustive collection efforts occur, and the receivables are deemed uncollectible. The credit loss expense associated with the allowance for expected credit losses is recognized within Selling, general and administrative on the Condensed Interim Consolidated Statements of Operations (Unaudited).
For further detail on the Company’s allowance for credit losses related to its accounts receivable as of March 31, 2026 and December 31, 2025, see Note 7 — Accounts receivable, net. The Company did not recognize an allowance for credit losses on its notes receivable as of March 31, 2026 and December 31, 2025.
Inventories, net
Inventories, including packaging and supplies, are stated at the lower of cost or net realizable value (“NRV”) within Inventories, net on the Condensed Interim Consolidated Balance Sheets (Unaudited). NRV is the estimated selling price in the ordinary course of business less estimated costs to sell.
The Company utilizes a standard costing methodology to value its inventories. Standard costs, which are inclusive of, but not limited to, materials, labor and depreciation expense, are reviewed periodically and adjusted to approximate weighted average cost. Inventoried costs are recognized within Cost of goods sold on the Condensed Interim Consolidated Statements of Operations (Unaudited) upon sale of the associated product.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company reviews and recognizes inventory write-downs for inventories that are aged, obsolete, unsellable, not compliant with the Company’s quality standards or that have experienced a decline in carrying value in excess of the respective estimated NRV. Inventory write-downs are presented within Cost of goods sold on the Condensed Interim Consolidated Statements of Operations (Unaudited) and are not reversed in subsequent periods. See Note 8 — Inventories, net for further detail.
Property, plant and equipment, net
Property, plant and equipment is stated at cost less accumulated depreciation and any impairment losses. The Company capitalizes significant expenditures that extend the useful life of its property, plant and equipment, including those associated with failed sale and leaseback arrangements, and expenses the costs of repairs and maintenance as incurred. Construction in progress is measured at cost and, upon completion and placement in service, is reclassified to the appropriate asset class described in the table below.
The Company’s property, plant and equipment is segregated into the following six asset classes:

Asset class	Estimated useful lives(2)
Land	Indefinite life
Machinery and equipment	3-7 years
Furniture and fixtures	5 years
Building and improvements(1)	15-39 years

(1) Leasehold improvements are depreciated over the shorter of the asset’s useful life or the remaining lease term.
(2) At each fiscal year-end, the Company reviews the estimated useful lives, residual values and depreciation methods of its Property, plant and equipment and applies any resulting adjustments prospectively.

Depreciation is calculated using the straight-line method to allocate the cost of property, plant and equipment—net of any estimated residual value—over the estimated useful lives. The Company recognizes depreciation expense within Cost of goods sold and Depreciation and amortization on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Property, plant and equipment that is held for sale is recorded at its estimated fair value less costs to sell and depreciation ceases. Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. The resulting gain or loss—calculated as the difference between net disposal proceeds and the carrying value of the property, plant and equipment—is recognized within Other income (expense), net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
See Note 10 — Property, plant and equipment, net for further detail.
Intangible assets, net
The Company recognizes intangible assets that arise from contractual or other legal rights or are otherwise separable.
Intangible assets acquired in a business combination are measured at their acquisition-date fair value. For intangible assets acquired in a group constituting an asset acquisition, the total cost is allocated to the individual assets based on their relative fair values.
Upon initial recognition, an intangible asset is assigned an estimated useful life, representing the period over which the asset is expected to generate future economic benefits. Subsequently, intangible assets are amortized on a straight-line basis over their estimated useful lives. The resulting amortization expense is recognized within Depreciation and amortization on the Condensed Interim Consolidated Statements of Operations (Unaudited).

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company's intangible assets are segregated into six asset classes with the following estimated useful lives:

Asset class	Estimated useful lives(1)(2)
Non-compete agreements	1-15 years
Trade names	1-20 years
Intellectual property and know-how	5-15 years
Licenses and service agreements	5-30 years
Customer relationships	3 years
Internal-use software	3-7 years

(1) At each fiscal year-end, the Company reviews the estimated useful lives of its intangible assets and applies any resulting adjustments prospectively.
(2) The Company holds no intangible assets with indefinite useful lives.

See Note 13 — Intangible assets, net and Goodwill for further detail.
Leases
The Company evaluates contracts at inception to determine whether the contract constitutes or contains a lease. A contract is determined to be a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company’s determination of the lease term and classification of a lease as a finance lease or an operating lease occurs as of the lease commencement date. The Company's lease agreements typically contain various extension and termination options. In determining the lease term, the Company includes any option periods for which it is reasonably certain that it will exercise an option to extend the lease or not exercise an option to terminate the lease. For leases with an initial term exceeding 12 months, the Company recognizes a lease liability and a corresponding right-of-use (“ROU”) asset. The lease liability is measured at the present value of future lease payments over the lease term. The ROU asset is measured as the initial lease liability, adjusted for any lease payments made at or before commencement, initial direct costs incurred and lease incentives received. The Company uses its collateralized incremental borrowing rate (“IBR”) to determine the present value of future lease payments, unless the rate implicit in the lease is readily determinable.
Lease payments included in the measurement of the lease liability primarily consist of in-substance fixed payments. Certain real estate leases contain provisions for future rent escalations tied to an index or a contractual rate. Variable lease payments not dependent on an index or rate are excluded from the lease liability measurement and are expensed as incurred. In addition, the Company's real estate leases may require additional payments for taxes, insurance and common area maintenance, which are considered non-lease components. Where these non-lease components are fixed, they are included in the measurement of the lease liability and ROU asset. Where these non-lease components are variable, the variable payments are excluded from the Company’s measurements of its ROU assets and lease liabilities and are expensed as incurred through Cost of goods sold or Selling, general and administrative on the Condensed Interim Consolidated Statements of Operations (Unaudited).
ROU assets are amortized on a straight-line basis over the shorter of the useful life of the asset or the lease term:
•Operating Leases: Lease expense, comprised of the amortization of the ROU asset and the reduction of the lease liability, is recognized as a single amount and allocated between Cost of goods sold and Selling, general and administrative on the Condensed Interim Consolidated Statements of Operations (Unaudited).
•Finance Leases: The amortization of the ROU asset is recognized in and allocated between Cost of goods sold and/or Depreciation and amortization, while the effective interest portion of the lease payment is recognized within Interest expense related to lease liabilities and financial obligations on the Condensed Interim Consolidated Statements of Operations (Unaudited).
The Company has elected the following practical expedients permitted under ASC 842, Leases (“ASC 842”):
•For leases with an initial term of 12 months or less, the Company does not recognize an ROU asset or lease liability. Lease expense for these short-term leases is recognized on a straight-line basis over the lease term and

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
recognized within Selling, general and administrative on the Condensed Interim Consolidated Statements of Operations (Unaudited).
•For all classes of leased assets, the Company has elected to combine lease and non-lease components into a single lease component.
The Company occasionally subleases an underlying asset to a third party while the original head lease remains in effect. The Company accounts for the head lease and the sublease as separate transactions. If a sublease arrangement relieves the Company of its primary obligation under the head lease, the associated ROU asset and lease liability are derecognized, and any gain or loss is recognized in the period within Other (expense) income, net in the Condensed Interim Consolidated Statements of Operations (Unaudited). If the Company is not relieved of its primary obligation, the original lease accounting remains unchanged, and the Company accounts for the sublease as a lessor. Rent payments received from subleases of operating leases and finance leases are recognized within Selling, general and administrative, as a reduction of the related lease expense recorded as the primary lessee, and Other (expense) income, net, respectively, on the Condensed Interim Consolidated Statements of Operations (Unaudited).
See Note 11 — Leases for further detail.
Failed sale and leaseback arrangements
The Company periodically enters into arrangements where the Company sells an asset and simultaneously leases back all, or a portion of, the same asset for all, or part of, the asset’s remaining useful life. Each such transaction is evaluated under ASC 606 to determine if the transfer of the asset qualifies as a sale. When a sale and leaseback transaction does not qualify for sale accounting, the transaction is accounted for as a financing arrangement, and the Company:
•does not derecognize the underlying asset and continues to recognize the asset within Property, plant and equipment, net on the Condensed Interim Consolidated Balance Sheets (Unaudited), depreciating the asset over its remaining useful life;
•recognizes a liability for the sale proceeds, within Financial obligations - current and Financial obligations - net of current on the Condensed Interim Consolidated Balance Sheets (Unaudited); and
•allocates the cash payments made to the buyer-lessor between principal reduction of the financial liability and interest expense, using the effective interest method. The interest expense is recognized within Interest expense related to lease liabilities and financial obligations on the Condensed Interim Consolidated Statements of Operations (Unaudited).
If a sale and leaseback transaction that previously failed to qualify for sale accounting subsequently meets the criteria for a sale, the Company accounts for the transaction as a sale and leaseback on that date. The date on which the transaction qualifies as a sale (the “Qualifying Event”) is considered the commencement date of the leaseback. Upon meeting the sale criteria, the Company performs the following:
•Derecognition: The Company derecognizes the carrying amount of the underlying asset and associated financial obligation on the Condensed Interim Consolidated Balance Sheets (Unaudited). The difference between the carrying amounts of the derecognized asset and associated financial obligation is recognized as a gain or loss within Other (expense) income, net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
•Leaseback recognition: Simultaneously, the Company recognizes a lease liability and a corresponding ROU asset. The lease liability is measured as the present value of the remaining lease payments, determined using the IBR assessed on the original sale date or on the date of the Qualifying Event. The IBR utilized is determined based on whether the Qualification Event results from the passage of time (e.g., the expiration of a repurchase option) or as a result of a substantive modification to the economic terms of the underlying contract.
See Note 12 — Failed sale and leaseback arrangements for further detail.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Impairment of long-lived assets
The Company evaluates its long-lived assets, including property, plant and equipment, ROU assets and definite-lived intangible assets, for impairment whenever events or changes in circumstances suggest the carrying amount of the asset group(s) to which the long-lived asset(s) are classified may not be recoverable. If a triggering event occurs, the Company tests its long-lived asset group(s) for recoverability by comparing the carrying amount to the estimated future undiscounted cash flows expected to result from the Company’s use and eventual disposition of the long-lived asset group(s). If the long-lived asset group(s) fail the recoverability test, the Company recognizes an impairment loss for the amount by which the carrying amount exceeds the fair value of the long-lived asset group(s). Impairment losses are recognized as incurred within Loss on impairment on the Condensed Interim Consolidated Statements of Operations (Unaudited). Typically, impairment losses recognized in prior reporting periods are irreversible.
Goodwill
Goodwill represents the excess of the consideration transferred in a business combination over the fair value of the net tangible and intangible assets acquired. Goodwill is not amortized but is tested for impairment at the reporting unit level. Upon acquisition, goodwill is allocated to the reporting unit or units expected to benefit from the business combination. A reporting unit is an operating segment or one level below an operating segment that represents a component, or group of components, for which discrete financial information is available and reviewed regularly by segment management.
Impairment of goodwill
The Company tests goodwill for impairment annually, as of October 1, and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. The Company conducts its impairment testing process as follows:
•Qualitative Assessment: The Company may first perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit, inclusive of any allocated goodwill, is less than its carrying value. This assessment considers factors such as significant underperformance relative to historical or projected future operating results, significant negative industry or economic trends and significant changes in the Company's use of the acquired assets or its overall business strategy.
•Quantitative Test: If the qualitative assessment indicates that an impairment is more likely than not, the Company proceeds to a quantitative impairment test. The fair value of the reporting unit is compared to its carrying value, including goodwill. The fair value of a reporting unit is determined using a combination of income and market-based valuation approaches.
If the carrying value of a reporting unit exceeds its fair value, the Company recognizes an impairment loss equal to the excess. The loss recognized is limited to the total amount of goodwill allocated to that reporting unit. Impairment losses are recognized within Loss on impairment on the Condensed Interim Consolidated Statements of Operations (Unaudited), during the period in which the impairment is identified. Impairment losses recognized in prior reporting periods are irreversible.
Historically, goodwill recognized in connection with the Company’s acquisitions has not been deductible for income tax purposes.
See Note 13 — Intangible assets, net and Goodwill for further detail.
Investments
The Company’s investments are accounted for based on the nature of the investment and the level of influence the Company can exercise over the investee.
Investments with significant influence: Investments in entities over which the Company has significant influence but not control are accounted for using the equity method of accounting:
•The investment is initially recorded at cost; and

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
•The carrying amount is subsequently adjusted each reporting period to recognize the Company’s proportionate share of the investee’s net income or loss in the current fiscal period.
Investments without significant influence: Investments in entities over which the Company does not have significant influence or control are accounted for as follows:
•With readily determinable fair value: measured at fair value, with all unrealized gains and losses recognized within the Condensed Interim Consolidated Statements of Operations (Unaudited) in the period they occur;
•Without readily determinable fair value: measured at cost, less any impairment, and adjusted for any observable price changes from identical or similar investments of the same issuer.
The Company evaluates its investment portfolio quarterly for indicators of impairment. If the Company has reason to believe that an investment’s fair value is below its carrying value, the Company recognizes an impairment loss for the difference.
On the Condensed Interim Consolidated Statements of Operations (Unaudited), recognized gains and losses are reflected within Other (expense) income, net and impairment losses are recognized within Loss on impairment, during the period in which they occur.
Deferred charges
Costs incurred to obtain new debt financing or modify existing debt are deferred. The accounting treatment for these costs depends on the nature of the financing arrangement.
Debt discounts and debt issuance costs related to term loans are presented on the Condensed Interim Consolidated Balance Sheets (Unaudited) as a direct deduction from or addition to the carrying amount of the related debt and are amortized to Interest expense related to notes payable and deferred consideration liabilities over the term of the debt using the effective interest method.
Debt issuance costs related to revolving lines of credit are capitalized and recognized within Prepaid expenses and other assets – current or Prepaid expenses and other assets – net of current, based on the remaining term of the underlying credit facility, on the Condensed Interim Consolidated Balance Sheets (Unaudited). These costs are amortized to Interest expense related to notes payable and deferred consideration liabilities on a straight-line basis over the term of the credit facility on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Commitments and contingencies
The Company recognizes loss contingencies on litigation matters within Accrued expenses on the Condensed Interim Consolidated Balance Sheets (Unaudited). Losses on contingent liabilities are recognized when both of the following conditions are met: (i) it is probable that a loss has been incurred and (ii) the amount of the loss can be reasonably estimated. The Company does not recognize gain contingencies until realized or realizable; however, if realization of a gain contingency appears probable and disclosure would not be misleading, the Company discloses the nature of the contingency and, if estimable, the amount of the potential gain. Losses (gains) related to contingent liabilities are recognized within Other (expense) income, net, on the Condensed Interim Consolidated Statements of Operations (Unaudited).
The Company recognizes legal costs, as incurred, within Selling, general and administrative on the Condensed Interim Consolidated Statements of Operations (Unaudited).
See Note 25 — Commitments and contingencies for further detail.
Income taxes
The Company’s Benefit (provision) for income taxes on the Condensed Interim Consolidated Statements of Operations (Unaudited) is comprised of current and deferred income taxes, except to the extent that the income tax expense is related

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
to a business combination or items that are recognized directly within Shareholders’ equity on the Condensed Interim Consolidated Balance Sheets (Unaudited).
Current income taxes are recognized for the estimated taxes payable or refundable for the current fiscal period and are based on the taxable income (loss) for the current fiscal period (as adjusted for unrecognized tax benefits, changes in tax receivables (payables) that arose in a prior period and recovery of taxes paid in a prior period). Current taxes are measured using tax rates and laws enacted as of the reporting date within which the taxable income (loss) arose. Current tax assets and liabilities are offset only if the right of offset exists.
Deferred income taxes are recognized for the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis. Deferred taxes are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in Benefit (provision) for income taxes on the Condensed Interim Consolidated Statements of Operations (Unaudited) in the period that includes the enactment date.
Valuation allowances
Deferred tax assets are reduced by a valuation allowance, if based on available evidence, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The Company assesses the realizability of its deferred income tax assets quarterly, considering all available positive and negative evidence, including the nature, frequency and severity of cumulative losses, forecasts of future profitability and the duration of statutory carryforward periods.
Net operating loss (“NOL”) carryforwards
The Company recognizes the tax benefit from an NOL carryforward only to the extent it is more-likely-than-not that the tax benefit will be realized.
In accordance with Section 382 (“Section 382”) of the Internal Revenue Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and other tax attributes to offset post-change income may be limited. The Company has not completed a study to assess whether an “ownership change” has occurred or whether there have been multiple ownership changes since the Company became a “loss corporation,” as defined in Section 382. Future changes in the Company’s equity ownership, which may be outside of its control, or future equity offerings and acquisitions could trigger an “ownership change.” If an “ownership change” has occurred or does occur in the future, the Company may be limited in its utilization of NOL carryforwards, which could result in increased future tax liabilities.
Uncertain tax positions
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates and, in the normal course of business, is subject to examination and audit by federal, state and foreign jurisdictions. The Company recognizes a liability for tax positions that are more likely than not to be disallowed upon examination by a tax authority.
The Company’s cannabis operations are subject to Section 280E of the U.S. Internal Revenue Code (“Section 280E”), which disallows deductions for ordinary and necessary business expenses. The Company has adopted a tax position, supported by legal interpretations, asserting that the restrictions of Section 280E do not apply to its cannabis operations (the “Section 280E Position”). While the Company believes the Section 280E Position is supported by sound legal interpretations, the cannabis industry operates in a complex and evolving regulatory environment. If the Company’s position is not upheld the Company has recognized a liability for this contingency within Uncertain tax position on the Condensed Interim Consolidated Balance Sheets (Unaudited).
The Company’s Uncertain tax position liability decreased by $92.3 million during the three months ended March 31, 2026, of which $96.5 million reflects the portion associated with the Section 280E Position. The remaining movement relates to other immaterial uncertain tax positions.

The Company believes it is reasonably possible that its liability for uncertain tax positions will continue to increase over the next 12 months, while the Section 280E Position is reviewed by the Internal Revenue Service (“IRS”) and certain state tax authorities.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Unrecognized tax benefits
The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. Quantifying income tax positions involves inherent uncertainty, particularly given the complexity of federal, state and foreign tax laws and regulations in the jurisdictions in which the Company operates. The Company recognizes tax benefits only on those tax positions where it is more-likely-than-not that a tax benefit will result upon ultimate settlement with a taxing authority in possession of all relevant information.
The Company recognizes interest and penalties related to unrecognized tax positions within Benefit (provision) for income taxes on the Condensed Interim Consolidated Statements of Operations (Unaudited), or if incurred as a result of an acquisition, within Income tax receivable on the Condensed Interim Consolidated Balance Sheets (Unaudited).
Revenues
The Company recognizes revenue when the control of a promised good or service is transferred to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for the transferred good or service.
Retail and wholesale revenues
The Company derives revenue from the sale of cannabis products. Domestically, revenue is generated primarily from direct-to-consumer retail sales at Company-operated dispensaries and from wholesale sales to third-party dispensaries, distributors and processors. Internationally, revenue is generated from direct-to-patient retail sales through the Company’s online cannabis pharmacy in the U.K. and from wholesale sales to distributors in Australia, Canada, Europe and New Zealand. In addition, the Company generates non-cannabis revenues from wholesale operations in Germany and Spain.
Revenues from the sale of retail and wholesale cannabis products are recognized at the point in time when control of the products is transferred to the customers. Typically, for retail customers, control is transferred at point of sale and for wholesale customers control is transferred upon delivery and acceptance. Retail and wholesale revenues are recorded net of any sales discounts.
Management fee income
Management fee income is derived from various arrangements with cannabis licensees and other third parties. These arrangements include Management Service Agreements (“MSA”s) through which the Company provides professional services, such as cultivation, processing and retail know-how; back-office administration; brand licensing and real estate leasing/lending services. Domestically, management fee income is inclusive of royalty fees earned on the use of the Company’s licenses by third parties; while, internationally, the Company earns fees for providing manufacturing, logistics and consultation services. Management fee income is recognized on a straight-line basis over the term of the associated arrangements as services are provided.
Customer loyalty program and Promotional discounts
For most of its locations, the Company offers a loyalty reward program where retail customers can earn points on purchases for redemption on future purchases. Loyalty reward points are considered a material right and a separate performance obligation, and a portion of the initial transaction price is allocated to the loyalty points earned on the transaction and deferred. The deferred revenue is recognized within Accrued expenses on the Condensed Interim Consolidated Balance Sheets (Unaudited), until the earned loyalty reward points are redeemed, expired or forfeited. As of March 31, 2026 and December 31, 2025, the Company’s Accrued loyalty payable totaled $5.2 million and $5.0 million, respectively.
Promotional discounts and loyalty rewards that are not tied to a customer purchase are expensed as incurred and recognized within Sales and marketing, which is a component of Selling, general and administrative expense on the Condensed Interim Consolidated Statements of Operations (Unaudited).
See Note 24 — Segment reporting for additional information.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Share-based compensation
The Company accounts for all share-based payments to employees, directors and consultants, including stock options, performance stock units (“PSUs”), restricted stock units (“RSUs”) and virtual share options (“VSOs”), by measuring the awards at their grant-date fair value and recognizing the corresponding compensation expense over the requisite service period, which typically equates to the vesting period. The Company recognizes share-based compensation expense within Share-based compensation on the Condensed Interim Consolidated Statements of Operations (Unaudited), with a corresponding increase to Shareholders’ equity or Accrued expenses on the Condensed Interim Consolidated Balance Sheets (Unaudited), based on the award’s classification.
Valuation
The fair value of share-based awards is determined using appropriate valuation models depending on the nature of the award:
•RSUs and PSUs: The fair value of RSUs and PSUs subject to service or non-market performance conditions is determined based on the closing market price of the Company’s SVS on the date of grant.
•Stock options: The Company uses the Black-Scholes option-pricing model to determine the grant-date fair value of stock options.
•Awards with market conditions: For awards that contain market conditions (e.g., achieving a specific stock price), the Company utilizes a Monte Carlo simulation model to determine the grant-date fair value.
•VSOs: VSOs are awards that do not convey actual equity interests and are settled solely in cash. Such awards are classified as liability awards, and the grant-date fair value is determined in accordance with the underlying plan agreement. VSOs are remeasured to fair value at the end of each reporting period.
The key assumptions used in the Black-Scholes model include the award’s expected term, expected volatility, risk-free interest rate and expected dividend yield. Expected volatility is estimated based on the historical stock price volatility of the Company’s SVS over a period commensurate with the award's expected term. The risk-free interest rate is based on the U.S. Treasury yield curve for a term consistent with the expected life of the award (i.e. the period of time that granted stock options are expected to be outstanding). The Company uses an expected dividend yield of zero as it does not currently anticipate paying dividends.
Forfeitures
The Company has elected to recognize forfeitures of unvested awards as they occur. Accordingly, previously recognized compensation expense is reversed in the period in which the forfeiture occurs.
See Note 19 — Share-based compensation for further detail.
Advertising costs
Advertising costs are expensed as incurred and recorded as a component of Sales and marketing on the Condensed Interim Consolidated Statements of Operations (Unaudited).
See Note 20 — Selling, general and administrative expense for further detail.
Earnings per share, basic and diluted
The Company presents basic and diluted earnings per share (“EPS”) on its Condensed Interim Consolidated Statements of Operations (Unaudited). Basic EPS is calculated by dividing the net income (loss) attributable to the Company’s shareholders by the weighted average number of shares outstanding during the reporting period.
Diluted EPS reflects the potential dilution that could occur if contracts to issue SVS were exercised or converted into SVS during the reporting period. Potentially dilutive instruments include share-based awards, contingent equity consideration

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
obligations and convertible debt instruments. To compute diluted EPS, the Company applies the treasury stock method to share-based awards and the if-converted method to contingent equity consideration obligations and convertible debt instruments.
Instruments that are anti-dilutive are excluded from the calculation of diluted EPS. Accordingly, in periods of net loss, diluted EPS generally equals basic EPS, as the inclusion of potentially dilutive instruments would be anti-dilutive, unless instruments subject to the if-converted method are dilutive after considering the related numerator adjustments.
For redeemable non-controlling interests classified as mezzanine equity, adjustments to reflect changes in the estimated redemption value in excess of the carrying amount are treated as equity adjustments and reduce (or increase) net income (loss) attributable to common shareholders in the calculation of basic and diluted EPS.
See Note 23 — Earnings per share for further detail.
Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.
Of the $500.0 million in Senior Secured Notes – 2029 (defined herein), issued on February 18, 2026, $1.0 million is held indirectly by the Company’s Chief Executive Officer and Chairman (“CEO and Chairman”). The CEO and Chairman participated in the issuance alongside other holders, and this portion of the issuance has been characterized as a related party transaction. For additional information on the Company’s Senior Secured Notes – 2029, see Note 16 — Notes payable.
Business combinations and asset acquisitions
The Company accounts for business combinations using the acquisition method in accordance with ASC 805, Business Combinations (“ASC 805”), which requires recognition of assets acquired and liabilities assumed, including contingent assets and liabilities, at their respective fair values on the date of acquisition or assumption of control.
Business combinations
Under the acquisition method, the assets acquired and liabilities assumed in a business combination are recognized at their respective fair values on the date of acquisition, and the operating results of the acquired business are included in the Company’s Consolidated Financial Statements (Unaudited) from the date of acquisition. The excess of consideration transferred over the net assets acquired and liabilities assumed is recognized as goodwill as of the acquisition date.
Non-controlling interests in the acquiree are measured at fair value on acquisition date, and acquisition-related transaction costs are recognized as expenses in the period in which the costs are incurred.
Contingent consideration arising from a business combination is included in the purchase consideration at its fair value on the acquisition date:
•Liability-classified: Contingent consideration classified as a liability is remeasured to fair value at each reporting period, with changes in fair value recognized within Other (expense) income, net on the Condensed Interim Consolidated Statements of Operations (Unaudited); and
•Equity-classified: Contingent consideration classified as equity is not remeasured. Contingent consideration classified as equity is assessed quarterly to determine whether equity classification remains appropriate.
Deferred consideration arising from a business combination is included in the purchase price at its fair value, discounted to present value. The subsequent accretion of the discount and any changes in the fair value of the deferred consideration as a result of post-acquisition-date events are recognized in earnings within Interest expense related to notes payable and

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
deferred consideration liabilities and Other income, net, respectively, on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Purchase price allocations may be preliminary and during the measurement period (not to exceed one year from the date of acquisition), changes in assumptions and estimates that result in adjustments to the fair value of assets acquired and liabilities assumed are recorded in the period the adjustments are determined.
Asset acquisitions
The Company applies a screen test to determine if an acquisition should be accounted for as a business combination or an asset acquisition. When substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar assets (generally 90% or more), the transaction is accounted for as an asset acquisition. In addition, assets acquired that do not constitute a business are accounted for as asset acquisitions. The Company allocates the cost of an asset acquisition, including acquisition-related transaction costs, to the individual assets acquired and liabilities assumed based on their relative fair values.
See Note 4 — Acquisitions for further detail.
Fair value of financial instruments
ASC 820, Fair Value Measurement (“ASC 820”) defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy to prioritize the inputs used to measure fair value into three categories based upon the lowest level of input that is available and significant to the fair value measurement.
The three levels of the fair value hierarchy, wherein Level 1 is the highest and Level 3 is the lowest, are as follows:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 — Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 — Inputs for the asset or liability that are not based on observable market data.
The Company evaluates the classification of its financial instruments within the fair value hierarchy at the end of each reporting period. Transfers between levels are recognized based on changes in the observability of the inputs used to measure fair value. The Company’s policy is to recognize transfers between levels of the fair value hierarchy as of the beginning of the reporting period in which the event or change in circumstances that caused the transfer occurs.
The Company’s financial instruments consist of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, notes receivable, equity investments, accounts payable, accrued expenses, long-term notes payable, contingent and deferred consideration liabilities and redeemable NCI.
The carrying values of cash, restricted cash, cash equivalents, accounts receivable, notes receivable, accounts payable and accrued expenses approximate their fair values due to the relatively short-term to maturity. The Company’s notes payable and deferred consideration liabilities are carried at amortized cost, and redeemable NCI is recognized at the greater of carrying value or estimated redemption value at the end of each reporting period.
The Company's equity investments with readily determinable fair values and contingent consideration liabilities are measured at fair value on a recurring basis.
See Note 26 — Fair value measurements and financial risk management for further detail.
Significant accounting judgments, estimates and assumptions
The preparation of financial statements in accordance with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. These estimates are developed based on historical experience, observable trends and other

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
information available, and they are reviewed and updated regularly. Although actual results could differ from these estimates, management believes them to be reasonable. Changes in estimates are accounted for prospectively.
The most significant assumptions and estimates underlying the Consolidated Financial Statements (Unaudited) are described below:
Consolidation and variable interest entities
Significant judgment is applied to determine whether the Company holds a controlling financial interest in an entity, particularly when the Company does not hold a majority voting interest. This evaluation considers voting rights, MSAs, the entity’s design and the existence of financial guarantees. The Company consolidates entities in which it holds a controlling financial interest. See Note 2 — Basis of presentation and consolidation and Note 27 — Variable interest entities for further detail.
Business combinations and asset acquisitions
Significant judgment is applied in determining whether an acquisition is treated as a business combination or an asset acquisition. The Company uses an optional screen test under which a transaction is accounted for as an asset acquisition if substantially all of the fair value of the gross assets acquired (generally 90% or more) is concentrated in a single identifiable asset or group of similar assets.
In a business combination, significant estimates are used to determine the fair value of assets acquired and liabilities assumed. Depending on the complexity of the transaction, an independent valuation expert may be engaged.
•Intangible Assets: The valuation of acquired intangible assets, such as cannabis licenses, requires the development of forward-looking cash flow projections and the selection of appropriate discount and terminal growth rates.
•Contingent Consideration: The fair value of contingent consideration liabilities, such as earn-outs, is estimated based on the probability and timing of achieving specific future outcomes, such as revenue targets.
These valuations are closely linked to the assumptions made by management regarding future performance of the assets acquired and any changes in the discount rate applied. See Note 4 — Acquisitions for further detail.
Goodwill impairment
Goodwill is tested for impairment annually or more frequently if impairment indicators exist. This test requires the estimation of the fair value of its reporting units using income and market-based approaches. This process involves significant judgment in developing business plans and forecasts as well as in selecting appropriate market data. See Note 13 — Intangible assets, net and Goodwill for further detail.
Share-based compensation - Stock options
Estimating the fair value of share-based awards requires significant assumptions for the inputs used in the Black-Scholes or Monte Carlo valuation models, including expected volatility of the Company’s SVS, the expected life of an award and the risk-free interest rate. The Company uses an expected dividend yield of zero, as it does not currently anticipate paying dividends. See Note 19 — Share-based compensation for further detail.
Impairment of long-lived assets
The Company evaluates the recoverability of long-lived assets when events indicate their carrying value may not be recoverable. This requires judgment in interpreting key factors (e.g., adverse changes in market conditions, regulatory environment or business climate and adverse changes in the extent or manner in which the long-lived assets will be used)

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
and in estimating the undiscounted future cash flows of such assets. See Note 10 — Property, plant and equipment, net for further detail.
Inventories, net
Inventories are measured at the lower of cost or NRV. Determining NRV requires significant judgment regarding future demand, selling prices, shrinkage and inventory aging. See Note 8 — Inventories, net for further detail.
Leases
The selection of the lease term and IBR significantly impacts the classification and valuation of ROU assets and lease liabilities.
•Lease Term: Assessing options to extend or terminate a lease involves evaluating strategic, operational and economic factors, such as the scale of the Company’s investment and the strategic importance of the property location.
•IBR: When the implicit rate in a lease is not readily determinable, an IBR must be assessed based on available information at the commencement date, including the specific lease term.
Evaluating whether a contract contains a lease or an embedded lease requires significant judgment. This assessment involves determining (i) if an arrangement conveys the right to control an identified asset by evaluating whether the asset is explicitly or implicitly specified, (ii) whether the Company obtains substantially all economic benefits from its use and (iii) whether the Company has the right to direct that use.
See Note 11 — Leases for further detail.
Income taxes
There is inherent uncertainty in quantifying income tax positions. Management must exercise significant judgment in evaluating whether its tax positions are more likely than not to be sustained upon examination or audit by tax authorities in the complex federal, state and foreign jurisdictions in which the Company operates.
Held for sale and discontinued operations
Significant judgment is required to determine if a disposal group meets the specific criteria to be classified as “held for sale.” An asset or disposal group must meet all of the following conditions:
•Management is committed to a plan to sell;
•The asset or disposal group is available for immediate sale in its present condition;
•An active program to locate a buyer has been initiated;
•The sale is highly probable within one year;
•The asset or disposal group is being actively marketed for sale at a reasonable price; and
•It is unlikely that the plan will be significantly changed or withdrawn.
A disposal group classified as held for sale is reported as a “discontinued operation” if it represents a strategic shift that has a major effect on the Company’s operations and financial results. Assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell. Pursuant to ASC 205, Presentation of Financial Statements, the financial results of the Company’s discontinued operations are presented separately on the Condensed Interim Consolidated Statements of Operations (Unaudited) as Net loss from discontinued operations.
See Note 5 — Assets and liabilities held for sale and Note 6 — Discontinued operations for further detail.
Redeemable non-controlling interests
The valuation and classification of redeemable non-controlling interests involve significant judgment, including developing discounted cash flow models with assumptions about future revenue, margins and economic conditions. The Company also

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
has to assess whether the underlying equity instruments are currently redeemable or likely to become redeemable in the future, adding complexity to their classification on the Condensed Interim Consolidated Balance Sheets (Unaudited). See Note 18 — Redeemable non-controlling interest for further detail.
Revenue recognized from contracts with customers
Significant judgment is applied in evaluating the nature of the Company’s wholesale and MSA revenue contracts. This includes assessing whether the Company acts as the principal or agent in contracts with customers, particularly where third-party involvement or shared responsibilities exist. The Company also evaluates whether certain transactions are non-reciprocal in nature, requiring consideration of whether a transfer of assets occurred without commensurate value received. In arrangements involving transfers of inventory between the same counter-parties, the Company applies judgment to determine whether such transfers represent distinct revenue-generating events. Additionally, the allocation of transaction price across multiple performance obligations necessitates the estimation of standalone selling prices and the timing of satisfaction of each obligation.
New, amended and future accounting pronouncements
The Company has implemented all applicable accounting standards recently issued by the FASB, as well as applicable pronouncements from certain other standard-setting bodies, within the prescribed effective dates. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.
Recently adopted accounting standards
Effective January 1, 2026 the Company adopted prospectively ASU 2025-05, Financial Instruments—Credit Losses: Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 was issued to simplify and improve the measurement of credit losses for accounts receivable and contract assets. The amendments in ASU 2025-05 respond to stakeholder concerns regarding the cost and complexity of applying the current expected credit loss model, particularly for assets collected shortly after the balance sheet date. ASU 2025-05 introduces an optional practical expedient allowing all entities to assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset. Upon adoption, ASU 2025-05 did not materially impact the Company’s consolidated financial position, results of operations or cash flows, as the Company’s trade accounts receivable are typically settled shortly after billing with historically low write-offs and minimal sensitivity to macroeconomic fluctuations.
Effective January 1, 2026 the Company adopted prospectively ASU 2025-03, Business Combinations and Consolidation: Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“ASU 2025-03”). Under ASU 2025-03, a reporting entity involved in a business combination effected primarily by the exchange of equity interests must consider the factors in ASC 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer regardless of whether the legal acquiree is a VIE. More specifically, when considering those factors, the reporting entity can determine that a transaction in which the legal acquiree is a VIE represents a reverse acquisition (in which the legal acquirer is identified as the acquiree for accounting purposes). As a result, comparability is increased with business combinations in which the legal acquiree is a voting interest equity. Upon adoption, ASU 2025-03 did not impact the Company’s consolidated financial position, results of operations or cash flows, as the Company did not acquire any VIEs on or after January 1, 2026.
Effective January 1, 2026 the Company adopted prospectively ASU 2024-04, Debt with Conversion and Other Options (“ASU 2024-04”). ASU 2024-04 clarifies the requirements for accounting for a settlement of a convertible debt instrument as an induced conversion and applies to convertible debt instruments with cash conversion features as well as debt instruments that are not currently convertible. Upon adoption, ASU 2024-04 did not impact the Company’s consolidated financial position, results of operations or cash flows, as the Company has not settled a convertible debt instrument as an induced conversion on or after January 1, 2026.
Recently issued accounting standards
In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”). ASU 2025-11 makes targeted, narrow-scope improvements to the interim reporting guidance in ASC 270 to clarify the timing and consistency of recognition and measurement in quarterly financial statements. The amendments address specific areas where existing guidance led to uncertainty about whether certain costs, adjustments or changes in

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
estimates should be recognized in an interim period or allocated over an annual period. The amendments in ASU 2025-11 do not introduce new accounting concepts but improves consistency, reduces diversity in practice and enhances comparability across interim reporting periods. ASU 2025-11 is effective for fiscal years beginning after December 15, 2027, including interim reporting periods within those fiscal years, and can be applied on either a prospective or modified retrospective basis. Early adoption is permitted. The Company does not anticipate ASU 2025-11 will have a material impact on its consolidated financial statements upon adoption.
In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Scope Refinements (“ASU 2025-07”). ASU 2025-07 was issued to clarify the application of derivative accounting to certain contracts and refine the guidance for share-based noncash consideration received from customers. The amendments introduce a scope exception for contracts that are not exchange-traded and whose underlying is tied to operations or activities specific to one party. Additionally, ASU 2025-07 clarifies that share-based noncash consideration from a customer should initially be accounted for under Topic 606 until the right to receive or retain such consideration becomes unconditional, at which point financial instruments guidance may apply. ASU 2025-07 is effective for fiscal years beginning after December 15, 2026, including interim reporting periods within those fiscal years, and can be applied on either a prospective or modified retrospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2025-07 to the Company and its consolidated financial statements upon adoption.
In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software: Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). ASU 2025-06 was issued to modernize and clarify the accounting for internal-use software, addressing stakeholder concerns that the existing guidance was outdated and based on traditional waterfall development methods that no longer reflect current software development practices, including agile methodologies. The amendments in ASU 2025-06 eliminate references to prescriptive “project stages” and introduce a clearer capitalization threshold, requiring capitalization of software costs once (i) management has authorized and committed funding to the project and (ii) it is probable the software will be completed and used as intended. Entities must also assess whether significant uncertainty exists in the development process when applying this threshold. ASU 2025-06 is effective for all entities for annual reporting periods beginning after December 15, 2027, and can be applied on a prospective, modified retrospective or retrospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2025-06 to the Company and its consolidated financial statements upon adoption.
In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation and Revenue from Contracts with Customers (“ASU 2025-04”). ASU 2025-04 revises FASB’s Master Glossary definition of the term performance condition for share-based consideration payable to a customer. The revised definition incorporates
•conditions (such as vesting conditions) that are based on the volume or monetary amount of a customer’s purchases (or potential purchases) of goods or services from the grantor and
•performance targets based on purchases made by other parties that purchase the grantor’s goods or services from the grantor’s customers.
In addition, the amendments in ASU 2025-04,
•eliminate the policy election permitting a grantor to account for forfeitures as they occur;
•clarify that share-based consideration encompasses the same instruments as share-based payment arrangements, but the grantee does not need to be a supplier of goods or services to the grantor and
•clarify that a grantor is required to assess the probability that an award will vest using only the guidance in ASC 718, Compensation––Stock Compensation. Revenue recognition will no longer be delayed when an entity grants awards that are not expected to vest.
ASU 2025-04 is effective for all entities for annual reporting periods, including interim reporting periods within those annual reporting periods, beginning after December 15, 2026 and can be applied on a modified retrospective or retrospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2025-04 to the Company and its consolidated financial statements upon adoption. As of March 31, 2026, the Company has no customer contracts or transactions within the scope of this amendment.
In November 2024, the FASB issued ASU 2024-03, “Reporting Comprehensive Income—Expense Disaggregation Disclosures,” which was subsequently amended by ASU 2025-01 in January 2025. ASU 2024-03, as amended, requires public business entities to provide disaggregated disclosures of specific income statement expense categories, including

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
purchases of inventory, employee compensation, depreciation, intangible asset amortization, depletion and selling expenses. These amendments aim to enhance transparency by offering investors more detailed insights into an entity’s expense structure. This additional information is intended to improve investors' ability to understand an entity’s cost structure and to forecast future cash flows. ASU 2024-03 is effective for all entities for annual periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted on either a prospective or retrospective basis. The Company is currently evaluating the potential impact of ASU 2024-03 to the Company and its consolidated financial statements upon adoption.
In October 2023, the FASB issued ASU 2023-06, Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative (“ASU 2023-06”). ASU 2023-06 incorporates certain SEC disclosure requirements into the FASB Codification. The amendments introduced by ASU 2023-06 are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements and align the requirements in FASB’s Codification with the SEC’s regulations. ASU 2023-06 is effective on the date on which the SEC removes the related disclosure from Regulation S-X or Regulation S- K. Any amendments the SEC does not remove by June 30, 2027 will not be effective. Early adoption is prohibited. The Company does not anticipate ASU 2023-06 will impact its consolidated financial statements upon adoption.
Note 4 — Acquisitions
Goodwill arising from acquisitions consists largely of the synergies and economies of scale expected from integrating the operations of the acquired businesses, opportunities to enter into new markets and/or expand the Company’s footprint in existing markets as well as the acquisition of other intangibles that do not qualify for separate recognition. Synergies include (i) the elimination of redundant facilities and functions and (ii) the use of the Company’s existing commercial infrastructure to expand sales. None of the resultant goodwill from the following acquisitions are expected to be deductible for income tax purposes.
During the three months ended March 31, 2026 and 2025, the Company did not consummate any acquisitions that were material, individually or in the aggregate.
Contingent consideration
As discussed in Note 3 — Significant accounting policies, contingent consideration payable is subject to significant judgment and estimates, such as projected future revenue. See Note 26 — Fair value measurements and financial risk management for further discussion surrounding the inputs utilized in the fair value of contingent consideration.
The changes in the Company’s contingent consideration liability as of March 31, 2026 and December 31, 2025 were as follows:

	EMMAC(1)	NGC(2)	Total
Total contingent consideration liability, December 31, 2024	$2,837	$3,310	$6,147
Cash payments of contingent consideration	—	(3,236)	(3,236)
Issuance of SVS as settlement of contingent consideration	—	(497)	(497)
Revaluation of contingent consideration	306	335	641
Effect of exchange rate differences	215	—	215
Gain (loss) on contingent consideration not paid	—	88	88
Total contingent consideration liability, December 31, 2025	3,358	—	3,358
Revaluation of contingent consideration	(254)	—	(254)
Effect of exchange rate differences	(57)	—	(57)
Total contingent consideration liability, March 31, 2026	3,047	—	3,047
'Contingent consideration liability - net of current	$3,047	$—	$3,047

(1) Contingent on the ability of Curaleaf International Holdings Limited (“Curaleaf International”) to obtain a recreational cannabis license in Europe and is payable in both cash and SVS upon achievement. Payouts, if any, are expected in 2027.

(2) Contingent obligation was tied to NGC achieving certain margin targets during the fiscal year ending December 31, 2024.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)

Deferred consideration
The changes in the Company’s deferred consideration liability as of March 31, 2026 and December 31, 2025 were as follows:

	Tryke(1)	NRPC(2)	Curaleaf Poland(3)	Other(4)	Total
Total deferred consideration liability, December 31, 2024	$32,564	$2,000	$504	$—	$35,068
Deferred consideration recognized on acquisition	—	—	—	920	920
Accretion of interest on deferred consideration	2,436	—	—	—	2,436
Effect of exchange rate differences	—	—	17	46	63
Change in fair value on deferred consideration paid	—	—	(46)	—	(46)
Issuance of SVS as settlements of deferred consideration	—	—	(77)	—	(77)
Cash payments of deferred consideration	(35,000)	—	(398)	—	(35,398)
Total deferred consideration liability, December 31, 2025	—	2,000	—	966	2,966
Accretion of interest on deferred consideration	—	—	—	146	146
Effect of exchange rate differences	—	—	—	(16)	(16)
Post-closing purchase price adjustment	—	(182)	—	—	(182)
Cash payments of deferred consideration	—	(618)	—	—	(618)
Total deferred consideration liability, March 31, 2026	—	1,200	—	1,096	2,296
Less: Deferred consideration liability - current	—	(1,075)	—	(1,096)	(2,171)
Deferred consideration liability - net of current	$—	$125	$—	$—	$125

(1) Related to the second and third anniversary payment due from the Company to the sellers of Tryke that was settled-in-full by October 2025.
(2) Represents amounts withheld in connection with the acquisition of Natural Remedy Patient Center LLC (“NRPC”) as security for indemnification obligations. In January 2026, upon receipt of a final, non-appealable order, the $2.0 million holdback became payable. The Company retained $1.2 million of this amount for potential tax exposure (scheduled for release in August 2026 and August 2027, subject to IRS claims) and deducted legal fees incurred during the litigation as permitted under the purchase agreement. The remaining amount, net of the tax holdback and legal fees, was paid in February 2026.

(3) Related to Curaleaf Poland’s achievement of certain earnings metrics during the fiscal year ending December 31, 2024. On April 14, 2025, the Company settled this obligation through a cash payment of $0.4 million and the issuance of 96,052 SVS.

(4) Incurred in connection with an individually immaterial acquisition consummated during the second quarter of 2025 within the Company's international operations.
Note 5 — Assets and liabilities held for sale
Total gains (losses) recognized by the Company upon consummation of the disposition of its net assets held for sale for the three months ended March 31, 2026 were as follows:

	Three months ended March 31, 2026
Disposal Group	Discontinued Operations	Held for Sale Entities
Hemp Business	$(324)	$—
Mokena Crossing	—	8
Total (loss) gain on disposal of net assets held for sale	$(324)	$8

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company did not consummate any dispositions of net assets held for sale during the three months ended March 31, 2025.
The changes in assets and liabilities held for sale as of March 31, 2026 and December 31, 2025 were as follows:

Assets held for sale	Discontinued Operations	Held for Sale Entities	Total
Balance at December 31, 2024	$15,653	$—	$15,653
Transferred (out) in, net	(12,355)	383	(11,972)
Balance at December 31, 2025	3,298	383	3,681
Transferred out, net	(244)	(383)	(627)
Balance at March 31, 2026	$3,054	$—	$3,054

Liabilities associated with assets held for sale	Discontinued Operations	Held for Sale Entities	Total
Balance at December 31, 2024	$8,471	$434	$8,905
Transferred out, net	(1,398)	(434)	(1,832)
Balance at December 31, 2025	7,073	—	7,073
Transferred (out) in, net	(234)	—	(234)
Balance at March 31, 2026	$6,839	$—	$6,839

Note 6 — Discontinued operations
On December 30, 2025, the Company approved plans to discontinue operations in two markets, Hemp-derived THC and Missouri, both of which represented strategic shifts having a major effect on the Company’s operations and financial results. Accordingly, the financial results for both operating segments were reclassified as discontinued operations as of March 31, 2026 and December 31, 2025 and for the three months ended March 31, 2026 and 2025.
Hemp-derived THC: The decision to exit the hemp-derived THC market was driven by recent federal and state legislative changes that materially restricted the legal definition of hemp and significantly curtailed the sale and distribution of hemp-derived THC products. These regulatory changes eroded demand, and no alternative legal markets for the Company’s hemp-derived THC products currently exist.
Missouri: The decision to exit the Missouri market was driven by persistent declines in operating performance and management’s determination that projected future cash flows were insufficient to recover the carrying value of the associated asset group as of March 31, 2026.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table summarizes the major classes of assets and liabilities of the Company’s discontinued operations as of March 31, 2026 and December 31, 2025:

	As of
	March 31, 2026	December 31, 2025
Assets
Prepaid expenses and other current assets	$—	$278
Total current assets	—	278
Deferred tax asset(1)	3,053	3,020
Total non-current assets	3,053	3,020
Total assets	$3,053	$3,298

Liabilities
Accrued expenses(2)	$6,839	$7,060
Lease liabilities, operating - current	—	13
Total current liabilities	6,839	7,073
Total liabilities	$6,839	$7,073

(1) Deferred tax asset is primarily a result of the formal dissolution of certain legal entities that were classified as discontinued operations.
(2) Consists primarily of accrued litigation contingencies. See Note 25 — Commitments and contingencies for additional information.
The following table presents the Company’s condensed consolidated statements of operations for its discontinued operations for the three months ended March 31, 2026 and 2025:

	Three months ended
	March 31, 2026	March 31, 2025
Total revenues, net	$1,411	$3,383
Cost of goods sold	859	3,775
Gross profit (loss)	552	(392)
Total operating expenses	511	1,768
Income (loss) from operations	41	(2,160)
Total other (expense) income, net	(324)	700
Loss before provision for income taxes	(283)	(1,460)
Provision for income taxes(1)	(10)	(8,733)
Net loss from discontinued operations	$(293)	$(10,193)

(1) Provision for income taxes is primarily a result of the formal dissolution of certain legal entities that were classified as discontinued operations.
Note 7 — Accounts receivable, net
Accounts receivable, net consist of the following as of March 31, 2026 and December 31, 2025:

	As of
	March 31, 2026	December 31, 2025
Trade accounts receivable	$70,660	$73,864
Other receivables	3,232	5,092
Accounts receivable, gross	73,892	78,956
Less: Allowance for credit losses	(2,346)	(2,617)
Accounts receivable, net	$71,546	$76,339

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The changes in the Company’s allowance for credit losses on its trade accounts receivable as of March 31, 2026 and December 31, 2025 were as follows:

Allowance for credit losses as of December 31, 2024	$(2,722)
Provision	(977)
Charge-offs and recoveries	1,135
Effect of exchange rate differences	(53)
Allowance for credit losses as of December 31, 2025	(2,617)
Provision	(96)
Charge-offs and recoveries	359
Effect of exchange rate differences	8
Allowance for credit losses as of March 31, 2026	$(2,346)
Additional information about the Company’s exposure to credit and market risks and impairment losses for its accounts receivable is included in Note 26 — Fair value measurements and financial risk management.
Note 8 — Inventories, net
Inventories, net consist of the following as of March 31, 2026 and December 31, 2025:

	As of
	March 31, 2026	December 31, 2025
Raw materials:
Cannabis	$33,102	$38,885
Non-Cannabis	27,206	20,029
Total raw materials	60,308	58,914

Work-in-process	67,115	67,996
Finished goods	113,861	98,112
Inventories, net	$241,284	$225,022
As of March 31, 2026 and December 31, 2025, the Company’s inventory reserve, which is recognized within Inventories, net on the Condensed Interim Consolidated Balance Sheets (Unaudited), was as follows:

	As of
	March 31, 2026	December 31, 2025
Inventory reserve	$(10,761)	$(10,223)
For the three months ended March 31, 2026 and 2025, inventory write-downs recognized within Cost of goods sold on the Condensed Interim Consolidated Statements of Operations (Unaudited) totaled:

	Three months ended
	March 31, 2026	March 31, 2025
Inventory write-downs	$(571)	$(306)

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 9 — Notes receivable
Notes receivable consists of the following as of March 31, 2026 and December 31, 2025:

	As of
	March 31, 2026	December 31, 2025
Notes receivable – current	$6,368	$4,629
Notes receivable – net of current	806	2,980
Total notes receivable	$7,174	$7,609
Riviera Creek
In 2025, the Company initiated a plan to enter into Option and Purchase Agreements with Riviera Creek Holdings, LLC (“Riviera Creek”) for the start-up, licensing, build-out, and working capital needs of certain dispensaries in Ohio, including RC Retail 1, RC Retail 2, and RC Retail 3 (together, the “RC Retail Stores”). The Company entered into Option and Purchase Agreements with RC Retail 2, RC Retail 3 and RC Retail 1 on January 2, 2025, September 4, 2025 and October 3, 2025, respectively.
As of March 31, 2026, the Company has advanced $4.0 million under a term loan receivable (the “Term Loan”). Advances under the Term Loan accrue non-compounded interest at the applicable federal mid-term rate (“AFR”), calculated on the basis of the actual number of days elapsed over a 365-day year or 366-day year. The maturity date of the Term Loan is contingent upon the execution, or termination, of the Option and Purchase Agreement. The Term Loan is secured by the assets of the Borrower, subject to certain exclusions.
The RC Retail Stores are consolidated by the Company as VIEs. See Note 27 — Variable interest entities for additional information.
Acres Note
On February 23, 2024, the Company signed a real estate purchase agreement to sell the property and equipment of Acres Cultivation LLC and Acres Dispensary LLC for total consideration of $3.3 million, consisting of cash consideration of $1.1 million and the receipt of a note receivable of $2.2 million (the “Acres Note”) that is secured by the property and equipment acquired by the borrower. The Acres Note earns interest at 8% per annum and matures in February 2027.
Four20 Notes
On January 1, 2024, Four20 Pharma GmbH (“Four20”) converted €0.8 million of overdue accounts receivable of its customer, Canymed GmbH (the “Borrower”), into a secured note receivable (the “Four20 Note”). The note bore interest of 8% and was settled in full on January 30, 2025.
On September 1, 2025, Four20 converted an additional €0.9 million of overdue account into a secured note receivable (the “2025 Four20 Note”). The note bore interest of 8% and matured on December 31, 2025; however, the obligation was not settled upon maturity due to the Borrower’s financial difficulties. Accordingly, the Company enforced its security interest in the collateral to satisfy the outstanding obligation in full in February 2026.
Sapphire Note
On November 1, 2024, the Company and Sapphire Nordics AB entered into a financing arrangement whereby the Company extended a line of credit up to £0.5 million (the “Sapphire Note”), which was later amended on September 1, 2025, increasing the line of credit up to £0.8 million. The Sapphire Note bears interest at a rate equal to the European Central Bank base rate plus 3% per annum, with interest accruing from the date of each drawdown. Each drawdown is repayable in full, including accrued interest, no later than the fifth anniversary of its respective disbursement date. The facility is available for drawdown through November 1, 2030. The Company classified the Sapphire Note as a related party transaction, as Sapphire Nordics AB is a joint venture formed with Nordx Pharma AB in January 2023.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 10 — Property, plant and equipment, net
Property, plant and equipment, net consist of the following as of March 31, 2026 and December 31, 2025:

	As of
	March 31, 2026	December 31, 2025
Land	$12,937	$12,937
Building and improvements	553,285	548,388
Furniture and fixtures	109,485	108,750
Machinery and equipment	139,437	133,648
Information technology	1,105	27,668
Construction in progress	23,788	22,618
Property, plant and equipment, gross	840,037	854,009
Less: Accumulated depreciation	(330,884)	(333,623)
Property, plant and equipment, net	$509,153	$520,386
Assets included in construction in progress represent projects related to both cultivation and dispensary facilities not yet completed or otherwise not ready for use.

	Three months ended March 31,
	2026	2025
Depreciation expense(1):
Cost of goods sold	$12,503	$11,815
Operating expenses	7,154	9,362
	$19,657	$21,177

(1) Includes depreciation expense associated with assets under failed sale-leaseback arrangements. See Note 12 — Failed sale and leaseback arrangements for further detail.
Asset specific impairment
2026
The Company did not recognize an impairment loss on Property, plant and equipment, net during three months ended March 31, 2026.
2025
During the three months ended March 31, 2025, in a continued effort to optimize cultivation operations, additional assets with no future benefits to the Company were identified, and the Company recognized an impairment loss of $3.7 million within Loss on impairment on the Condensed Interim Consolidated Statements of Operations (Unaudited), inclusive of $0.4 million of cultivation assets associated with one of the Company’s failed sale and leaseback arrangements.
Note 11 — Leases
The Company leases real estate and equipment for its dispensaries, cultivation facilities, production plants and corporate offices.
The Company's lease agreements contain various extension and termination options. Extension options range from one to 20 years, with a typical extension period of five years, while certain termination options are contingent upon the Company securing regulatory permits.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
ROU assets and lease liabilities as of March 31, 2026 and December 31, 2025 consisted of the following:

		As of
	March 31, 2026		December 31, 2025
	Finance leases	Operating leases	Finance leases	Operating leases
ROU assets:
ROU assets, gross	$184,099	$180,944	$186,943	$178,904
Accumulated amortization	(92,453)	(68,797)	(89,344)	(65,630)
Total ROU assets, net	$91,646	$112,147	$97,599	$113,274

Lease liabilities:
Lease liabilities - current	$12,709	$20,046	$11,684	$19,837
Lease liabilities - net of current	137,755	97,513	144,446	102,346
Total lease liabilities	$150,464	$117,559	$156,130	$122,183
The components of the Company’s lease expenses for the three months ended March 31, 2026 and 2025 were as follows:

	Three months ended
Financial Statement Line Item:	March 31, 2026	March 31, 2025
Finance lease expense:
Amortization of ROU assets
Cost of goods sold	$1,684	$1,701
Operating expenses	1,435	1,306
Total amortization of ROU assets	3,119	3,007
Interest on finance lease liabilities	4,248	4,449
Total finance lease expense	7,367	7,456

Operating lease expense(1)	7,999	7,436

Short-term lease expense	783	944

Total lease expense	$16,149	$15,836

(1) Includes $0.1 million and nil of sublease income as a net reduction of rent expense for the three months ended March 31, 2026 and 2025, respectively.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Cash flows associated with the Company’s leasing arrangements for the three months ended March 31, 2026 and 2025 were as follows:

	Three months ended
Financial Statement Line Item:	March 31, 2026	March 31, 2025
Cash flows from operating activities:
Operating cash flows from operating leases	$(8,190)	$(7,545)
Operating cash flows from finance leases	(4,248)	(4,449)

Cash flows from financing activities:
Financing cash flows from finance leases	(2,832)	(2,474)
Net cash flows from leasing arrangements	$(15,270)	$(14,468)
As of March 31, 2026 and December 31, 2025, the weighted average remaining lease terms and weighted average discount rates of the Company’s leasing arrangements were as follows:

	As of
	March 31, 2026	December 31, 2025
Weighted average remaining lease term (in years) - finance leases	8.7	10.0
Weighted average remaining lease term (in years) - operating leases	6.1	6.3
Weighted average discount rate - finance leases	11.1%	11.2%
Weighted average discount rate - operating leases	10.8%	10.9%
As of March 31, 2026, maturities of the Company’s lease liabilities, under its non-cancelable leases were as follows:

Fiscal Year	Operating Leases	Finance Leases
2026 (nine months remaining)	$23,751	$21,368
2027	30,429	28,972
2028	26,774	28,314
2029	22,801	28,186
2030	18,773	27,825
2031 and thereafter	40,254	114,488
Total undiscounted remaining minimum lease payments	162,782	249,153
Less: imputed interest	(45,223)	(98,689)
Total discounted remaining minimum lease payments	$117,559	$150,464
Note 12 — Failed sale and leaseback arrangements
The Company has entered into several sale and leaseback arrangements in connection with building improvements and equipment at various of its cultivation and processing sites. Several of these transactions were accounted for as failed sale and leaseback arrangements, as the Company retained control of the assets for the majority of their remaining useful lives.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
As of March 31, 2026 and December 31, 2025, the Company’s failed sale and leaseback arrangements were recognized in the Condensed Interim Consolidated Balance Sheets (Unaudited) as follows:

	As of
Financial Statement Line Item:	March 31, 2026	December 31, 2025
Property, plant and equipment, net:
Financed property and equipment, net of accumulated depreciation of $79.3 million and $76.1 million, respectively	$121,530	$124,708

Financial obligations:
Financial obligation - current	10,421	7,238
Financial obligation - net of current	197,743	202,901
Total financial obligations	$208,164	$210,139
For the three months ended March 31, 2026 and 2025, the expenses incurred by the Company related to its failed sale and leaseback arrangements were recognized on the Condensed Interim Consolidated Statements of Operations (Unaudited) as follows:

	Three months ended
Financial Statement Line Item:	March 31, 2026	March 31, 2025
Other income (expense):
Interest on financial obligations	$6,255	$6,635

Operating expenses:
Depreciation on financed property, plant and equipment	3,178	$3,505
Total expense associated with failed sale and leaseback arrangements	$9,433	$10,140
For the three months ended March 31, 2026 and 2025, cash flows associated with the Company’s failed sale and leaseback arrangements were recognized in the Consolidated Statements of Cash Flows as follows:

	Three months ended
Financial Statement Line Item	March 31, 2026	March 31, 2025
Cash flows from operating activities	$(6,255)	$(6,635)
Cash flows from financing activities	(1,975)	(1,774)
Net cash flows from failed sale and leaseback arrangements	$(8,230)	$(8,409)
As of March 31, 2026 and December 31, 2025, the weighted average remaining lease terms and weighted average discount rates for the financial obligations associated with the Company’s failed sale and leaseback arrangements were as follows:

	As of
	March 31, 2026	December 31, 2025
Weighted average remaining lease term (in years) - financial obligations	10.7	10.8
Weighted average discount rate - financial obligations	10.9%	10.9%

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
As of March 31, 2026, maturities of the Company’s financial obligations associated with failed sale and leaseback arrangements were as follows:

Fiscal Year	Financial Obligations
2026 (nine months remaining)	$24,909
2027	31,006
2028	31,841
2029	30,497
2030	29,459
2031 and thereafter	204,871
Total undiscounted remaining minimum payments	352,583
Less: imputed interest	(144,419)
Total discounted remaining minimum payments	$208,164
Asset specific impairment
During the three months ended March 31, 2026 and 2025, the Company recognized an impairment loss of nil and $0.4 million, respectively, to reduce the carrying value of certain cultivation assets assigned to failed sale and leaseback arrangements. See Note 10 — Property, plant and equipment, net for additional information.
Note 13 — Intangible assets, net and Goodwill
Intangible assets, net
Identifiable intangible assets consisted of the following as of March 31, 2026 and December 31, 2025:

As of March 31, 2026	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Licenses and service agreements	$1,313,575	$(442,905)	$870,670
Trade names	150,071	(55,471)	94,600
Non-compete agreements	21,293	(11,169)	10,124
Intellectual property and know-how	9,365	(4,214)	5,151
Internal-use software	2,045	(575)	1,470
Customer relationships	69	(23)	46
Intangible assets, net(1)	$1,496,418	$(514,357)	$982,061

(1) Intangible assets held by the Company’s international subsidiaries are subject to foreign currency translation adjustments.

As of December 31, 2025	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Licenses and service agreements	$1,318,987	$(422,887)	$896,100
Trade names	162,903	(65,877)	97,026
Non-compete agreements	25,244	(14,591)	10,653
Intellectual property and know-how	9,577	(3,790)	5,787
Internal-use software	1,716	(220)	1,496
Customer relationships	71	(18)	53
Intangible assets, net(1)	$1,518,498	$(507,383)	$1,011,115

(1) Intangible assets held by the Company’s international subsidiaries are subject to foreign currency translation adjustments.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
During the three months ended March 31, 2026, the gross carrying amount of intangible assets decreased by $22.1 million, primarily driven by foreign currency translation.
Amortization expense for the Company’s intangible assets was $25.1 million and $24.7 million for the three months ended March 31, 2026 and 2025, respectively.
As of March 31, 2026, the Company’s estimated intangible amortization expense over the next five years was as follows:

Fiscal Year	Estimated Amortization
2026	$105,348
2027	104,841
2028	101,136
2029	95,888
2030	91,795
The Company’s remaining weighted average amortization period for its outstanding intangibles as of March 31, 2026 was 11.61 years. The following table outlines the remaining weighted average amortization period for each major class of intangible assets as of March 31, 2026:

Asset class:	Weighted Average Amortization (in years)
Licenses and service agreements	11.85
Trade names	11.32
Non-compete agreements	5.23
Internal-use software	3.79
Intellectual property and know-how	2.75
Customer relationships	2.00
Goodwill
The changes in the Company’s Goodwill as of March 31, 2026 and December 31, 2025 were as follows:

	Domestic	International	Total
Balance at December 31, 2024	$551,181	$77,703	$628,884
Acquisitions (1)	—	1,328	1,328
Measurement period adjustment	—	(3,984)	(3,984)
Effect of exchange rate differences	—	8,889	8,889
Balance at December 31, 2025	551,181	83,936	635,117
Effect of exchange rate differences	—	(1,593)	(1,593)
Balance at March 31, 2026	$551,181	$82,343	$633,524

(1) Incurred in connection with an individually immaterial acquisition consummated during the second quarter of 2025 within the Company's international operations.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 14 — Prepaid expenses and other assets – net of current
Prepaid expenses and other assets – net of current consist of the following as of March 31, 2026 and December 31, 2025:

	As of
	March 31, 2026	December 31, 2025
Security deposits(1)	$10,988	$11,082
Prepaid expenses(2)	4,029	—
Other assets(3)	2,520	2,051
Investments(4)	342	263
Total prepaid expenses and other assets – net of current	$17,879	$13,396

(1) Represents security deposits for certain lease arrangements.
(2) Represents prepaid SaaS and hosting subscription fees, along with capitalized implementation costs for such arrangements. See Note 3 — Significant accounting policies for further detail.
(3) Represents deferred financing fees related to the Amended Needham LOC (as defined herein).
(4) Represents an equity investment in a social equity collective.
Note 15 — Accrued expenses
Accrued expenses consist of the following as of March 31, 2026 and December 31, 2025:

	As of
	March 31, 2026	December 31, 2025
Accrued payroll expenses	$31,674	$41,861
Accrued inventory expenses	13,574	12,196
Professional services and legal matters(1)	9,853	12,078
Sales taxes payable	7,256	7,754
Excise taxes payable	3,055	4,347
Accrued occupancy and technology expenses	7,967	5,422
Accrued loyalty payable	5,176	4,986
Accrued marketing expenses	2,751	2,788
Interest payable	6,794	1,704
Property and other taxes payable	1,742	1,480
Deferred revenue	1,117	634
Other accrued expenses	11,130	15,243
Total accrued expenses	$102,089	$110,493

(1) Includes amounts recognized for legal contingencies. See Note 25 — Commitments and contingencies for additional information.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 16 — Notes payable
Notes payable consist of the following as of March 31, 2026 and December 31, 2025:

	As of
	March 31, 2026	December 31, 2025
Senior Secured Notes – 2029	$500,000	$—
Senior Secured Notes – 2027	50,115	56,597
Senior Secured Notes – 2026	—	456,815
Amended Needham LOC	—	21,910
ABL Facility – EWB	12,000	12,000
Seller note payable	4,022	4,093
Other notes payable	7,193	3,308
Less: Unamortized debt discount and deferred financing fees	(8,239)	(6,071)
Notes payable, net of unamortized debt discount and deferred financing fees	565,091	548,652
Less: Notes payable - current	(40,014)	(35,730)
Notes payable - net of current	$525,077	$512,922
Below is a summary of the Company’s credit facilities outstanding as of March 31, 2026:

Credit facility	Original facility size	Outstanding balance	Stated interest rate		Maturity date
Senior Secured Notes – 2029*	$500,000	$500,000	11.50%		February 18, 2029
Senior Secured Notes – 2027	67,000	50,115	10.00%	(5)	December 17, 2027
Senior Secured Notes – 2026(9)	$475,000	—	8.00%	(4)	December 15, 2026	(9)
Amended Needham LOC(2)(10)	100,000	—	8.99%	(6)(10)	February 18, 2029	(10)
ABL Facility - EWB Note	12,000	12,000	6.00%	(7)	August 25, 2026
Other notes payable - miscellaneous(1)	11,280	7,193	Various		Various
Seller note payable - Scottsdale Note(3)	5,100	4,022	5.00%	(8)	December 1, 2036
	$1,170,380	$573,330

(1) Comprised of various immaterial loans held by Curaleaf International.
(2) In October 2025, the total borrowing capacity under the Needham LOC was increased from $40.0 million to $100.0 million; see section herein titled "Needham Bank" for additional information.
(3) The Company has a seller note payable incurred in connection with the Company’s purchase of a building in Scottsdale, Arizona (the “Scottsdale Note”).
(4) Compounded semi-annually and payable in arrears on June 15th and December 15th of each year.
(5) Compounded monthly and computed daily on the basis of a 360-day year for the actual number of days elapsed for a period of time. Interest and principal payments are payable in arrears and due on the 17th of each month.

(6) Calculated on the basis of a 360-day year. Interest is due on the 6th of each month.
(7) Calculated on the basis of a 360-day year for the actual number of days elapsed for any period of time. Interest is due on the 25th of each month.
(8) Compounded monthly and computed daily on the basis of a 360-day year for the actual number of days elapsed for a period of time. Interest and principal payments are payable in arrears and due on the 23rd of each month.

(9) In February 2026, the Company closed on a private placement of senior secured notes for aggregate gross proceeds of $500 million due February 18, 2029. Net proceeds were used to fully repay the Senior Secured Notes – 2026.

(10) In conjunction with the origination of the Senior Secured Notes – 2029, the maturity date of the Amended Needham LOC was extended to February 18, 2029, and the interest rate was amended to 8.99% in accordance with the terms of the Amended and Restated Needham Loan Agreement.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company’s interest expense by credit facility for the three months ended March 31, 2026 was as follows:

		Three months ended March 31, 2026
	Effective interest rate	Stated interest expense	Amortization of debt discount/premium and deferred financing fees	Total interest expense (1)
Senior Secured Notes – 2029	12.13%	$6,459	$247	$6,706
Senior Secured Notes – 2027	10.69%	1,338	81	1,419
Senior Secured Notes – 2026	9.30%	4,906	717	5,623
Amended Needham LOC	8.99%	268	560	828
ABL Facility - EWB Note	6.00%	180	—	180
Other notes payable - miscellaneous	various	39	—	39
Seller notes payable - Scottsdale Note	5.00%	51	—	51
		$13,241	$1,605	$14,846

(1) Total interest expense herein does not encompass interest expense recognized on the Company’s deferred consideration obligations. For the three months ended March 31, 2026, the Company recognized interest expense of $0.1 million on its deferred consideration obligation. See Note 4 — Acquisitions — Deferred Consideration for additional information.

The Company’s interest expense by credit facility for the three months ended March 31, 2025 was as follows:

		Three months ended March 31, 2025
	Effective interest rate	Stated interest expense	Amortization of debt discount/premium and deferred financing fees	Total interest expense (1)
Senior Secured Notes – 2026	9.30%	$9,074	$1,240	$10,314
Senior Secured Notes – 2027	10.69%	1,359	65	1,424
Bloom Notes – 2025	10.36%	120	142	262
Bloom Notes – 2024	10.00%	81	—	81
Needham LOC	7.99%	279	348	627
ABL Facility - EWB Note	6.00%	180	—	180
Other notes payable - BHH Note	15.00%	277	—	277
Seller notes payable - Scottsdale Note	5.00%	54	—	54
Other notes payable - miscellaneous	various	66	—	66
Other notes payable - VOWL Note	5.90%	28	—	28
Other notes payable - NGC Note	12.00%	47	—	47
		$11,565	$1,795	$13,360

(1) Total interest expense herein does not encompass interest expense recognized on the Company’s deferred consideration obligations. For the three months ended March 31, 2025, the Company recognized interest expense of $0.8 million on its deferred consideration obligations. See Note 4 — Acquisitions — Deferred Consideration for additional information.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
As of March 31, 2026, maturities of the Company’s Notes payable were as follows:

Fiscal year:	Amount
2026 (remaining nine months)	$35,382
2027	30,913
2028	1,334
2029	501,228
2030 and thereafter	4,473
Total future principal maturities	$573,330

As of March 31, 2026 and December 31, 2025, the carrying values and fair values of the Company’s Notes payable were as follows:

	As of
	March 31, 2026	December 31, 2025
Carrying Value	$573,330	$554,723
Fair Value	584,069	546,068
Information about the Company’s exposure to interest rate risks and liquidity risks is included in Note 26 — Fair value measurements and financial risk management.
Senior Secured Notes – 2026
In December 2021, the Company closed on a private placement of senior secured notes due 2026 for aggregate gross proceeds of $475.0 million (“Senior Secured Notes – 2026”). The note indenture (the “Original Indenture”), dated as of December 15, 2021, provided for the issuance of the Senior Secured Notes – 2026, as amended pursuant to a first amendment dated as of February 8, 2022 (the “First Amendment”), as supplemented by a first supplemental indenture dated as of December 21, 2021 (the “First Supplemental Indenture”), a second supplemental indenture dated as of December 8, 2023 (the “Second Supplemental Indenture”) and a third supplemental indenture dated as of January 17, 2025 (the “Third Supplemental Indenture” and together with the Original Indenture, the First Amendment, the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture, the “Base Indenture”).
The Base Indenture enabled the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring additional indebtedness include the requirement that post-incurrence of the additional debt, a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained. The issuance of additional senior secured notes or other debt pari passu to the existing notes is permitted, provided that post-incurrence of the additional debt, the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained and provided certain other conditions are met. Under the Note Indenture, the Company and certain of its guarantor entities are required to grant a first lien security interest in their respective assets to the appointed trustee, including assets acquired after the issue of the Senior Secured Notes – 2026, subject to limited exceptions. Despite the first lien granted to the holders of the Senior Secured Notes – 2026, the Note Indenture permits the Company to grant a more senior lien to secure up to $200 million of additional financing from commercial banks for revolving credit loans, such as the Needham LOC (as defined herein), provided that the interest rate applicable to such revolving credit loans is lower than the interest rate applicable to the Senior Secured Notes – 2026.
Subject to the consent of Needham Bank, the Senior Secured Notes – 2026, inclusive of accrued and unpaid interest, could be redeemed early without incurring a prepayment premium.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Redemption of Senior Secured Notes - 2026
On April 30, 2024, in an arm’s length transaction, the Company paid $14.3 million to purchase, for cancellation, Senior Secured Notes – 2026 that had a face value of $15 million. The Company also reduced accrued interest by $3.2 million that had been accruing from December 15, 2023 through April 30, 2024 specific to the notes purchased for cancellation.
On July 22, 2025, in an arms-length transaction, the Company paid $2.9 million to purchase, for cancellation, Senior Secured Notes – 2026, that had a face value of $3.2 million. The Company also reduced accrued interest by $0.4 million that had been accruing from June 15, 2025 through July 22, 2025 specific to the notes purchased for cancellation.
On February 18, 2026, the Company consummated the 2026 Refinancing (as defined herein), the proceeds from which were used to (i) repay approximately $314.6 million of the Senior Secured Notes – 2026 and (ii) to exchange, on a non-cash basis, with certain participating existing lenders, $142.2 million of the Senior Secured Notes – 2026 for Senior Secured Notes – 2029. As of March 31, 2026, the Company had no outstanding obligation under the Senior Secured Notes – 2026. See the Senior Secured Notes – 2029 section herein for additional information.
Senior Secured Notes – 2027
On January 17, 2025, the Company entered into an agreement (the “Note Exchange Agreement”) with the former owners of Bloom (the “Bloom Lenders”), pursuant to which the Company agreed to accept from the Bloom Lenders, and the Bloom Lenders agreed to transfer to the Company, the Bloom Notes – 2025 in exchange for senior secured notes of the Company with an aggregate principal balance of $67 million (the “Senior Secured Notes — 2027”), consisting of the $60 million then-outstanding principal of the Bloom Notes – 2025 plus $7 million of accrued interest on such notes (the “Note Exchange”). In connection with the Note Exchange, the Company paid in cash (i) $0.6 million, representing the remaining balance of interest accrued on the Bloom Notes – 2025 as of the date of the Note Exchange and (ii) $1.0 million of debt origination fees. The Senior Secured Notes – 2027 mature on January 17, 2027. There are no prepayment penalties on the Senior Secured Notes – 2027.
The Company accounted for the Note Exchange as a debt extinguishment and recognized a loss on extinguishment of debt of $0.3 million, which is recognized within Other (expense) income, net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Senior Secured Notes – 2029
On February 18, 2026, the Company entered into a fourth supplemental indenture to the Base Indenture (together with the Base Indenture, the “2029 Indenture”) to complete the private placement of senior secured notes due February 18, 2029 (the “Senior Secured Notes – 2029”), for aggregate gross proceeds of $500.0 million (the “2026 Refinancing”). Cash proceeds from the offering were used to extinguish $314.6 million of the Senior Secured Notes – 2026 and settle $6.5 million of accrued interest. The remaining $142.2 million of outstanding Senior Secured Notes – 2026 were exchanged for Senior Secured Notes – 2029.
The 2029 Indenture permits the Company to issue additional senior secured notes on an unlimited basis, subject to compliance with the incurrence covenants and other terms of the 2029 Indenture. The principal restrictions on incurring additional indebtedness require that, on a pro forma basis after giving effect to such incurrence, (i) the consolidated fixed charge coverage ratio is at least 2.5:1, (ii) consolidated indebtedness to consolidated EBITDA does not exceed 4:1 and (iii) no Default or Event of Default exists. In addition, the 2029 Indenture permits the Company to grant a more senior lien to secure up to $100 million of additional financing from commercial banks for revolving credit loans, provided that, such credit facilities bear interest at a rate lower than the Senior Secured Notes – 2029 and immediately following such incurrence, consolidated secured indebtedness to consolidated EBITDA does not exceed 3:1 and all other conditions under the 2029 Indenture are satisfied. The Company and certain guarantor entities are required to grant a first‑priority security interest in substantially all of their assets, including after‑acquired property, subject to Excluded Property and Permitted Liens.
Amounts paid to holders of the Senior Secured Notes – 2026 who did not participate in the 2026 Refinancing were accounted for as debt extinguishments. Exchanges with holders of the Senior Secured Notes – 2026 were evaluated under the 10% cash‑flow test to determine the appropriate modification or extinguishment accounting treatment. The Company had approximately $4.7 million of unamortized deferred financing costs and debt discounts related to the Senior Secured

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Notes – 2026, of which $1.8 million continues to be amortized over the term of the Senior Secured Notes – 2029, while $2.9 million was written off and recognized as a loss on debt extinguishment within Other (expense) income, net on the Condensed Interim Consolidated Statements of Operations (Unaudited). In connection with the 2026 Refinancing, the Company incurred approximately $7.0 million of deferred financing fees and debt discounts, of which $1.3 million was expensed as incurred and recognized within Other (expense) income, net on the Condensed Interim Consolidated Statements of Operations (Unaudited) and $5.7 million was capitalized as debt issuance costs to be amortized over the term of the Senior Secured Notes – 2029.
The Senior Secured Notes – 2029, inclusive of accrued and unpaid interest, may be redeemed early, but are subject to a prepayment premium that is dependent on the loan year as follows:

Loan year	Prepayment redemption prices
August 18, 2027 to February 17, 2028	105.8%
February 17, 2028 and thereafter	100.0%
Related Party Transaction
Holders of the Senior Secured Notes – 2029 include Medtech International Group LLC (“Medtech”), an entity wholly-owned by the CEO and Chairman. Medtech subscribed to $1.0 million of the Senior Secured Notes – 2029. Medtech’s subscription is characterized as a related party transaction.
Needham Bank
On November 6, 2024, the Company entered into a loan agreement (the “Needham Loan Agreement”) with Needham Bank (“Needham”), establishing a revolving line of credit for up to $40.0 million (the “Needham LOC”), with an option to request up to an additional $20.0 million, beginning May 6, 2026, subject to Needham’s discretion and credit approval process.
On October 10, 2025, the Company entered into an amended and restated loan agreement with Needham (the “Amended and Restated Needham Loan Agreement”) to refinance the Needham LOC. As part of the refinancing, the total borrowing capacity under the Needham LOC was increased from $40.0 million to $100.0 million (the “Amended Needham LOC”), and the maturity date was extended to October 10, 2026. The Amended Needham LOC remains secured by a first-priority lien on senior mortgages, guarantees of the Company’s U.S. subsidiaries and a parent guaranty limited to the Company’s U.S. assets. Proceeds may be utilized for general corporate purposes, including working capital and operational expenses, as well as to reduce outstanding principal balances of certain Indebtedness (as defined in the Amended Needham LOC). The Amended Needham LOC is subject to certain debt covenants including maintaining a post-incurrence debt service coverage ratio of 1.5:1 as well as covenants related to appraised fair value of mortgaged properties (subject to an 80% LTV constraint), receivables and cash, net of reserves.
The Amended and Restated Needham Loan Agreement contains contractual provisions that are automatically triggered upon the consummation of certain refinancing transactions. In connection with the February 18, 2026 issuance of the Company’s Senior Secured Notes – 2029, the Amended and Restated Needham Loan Agreement was automatically amended, extending the maturity date to February 18, 2029, and increasing the stated interest rate from 7.99% to 8.99%.
Tangela Holdings, LTD
On June 11, 2024, the Company entered into a loan agreement (the “NGC Note”) with Tangela for $1.6 million to fund bulk purchases of cannabis for resale by NGC. The NGC Note, as most recently amended on March 11, 2025, matured as scheduled, and on July 1, 2025, the Company settled the loan in full.
Asset-based revolving credit facility
On August 25, 2023, the Company entered into an asset-based revolving credit facility (the “ABL Facility”) with EWB that provided for borrowings up to $6.5 million and immediately drew down $6.5 million (the “EWB Note”). The EWB Note had a maturity date of August 25, 2024. On March 26, 2024, the Company signed an agreement (the “1st Change in Terms

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Agreement”), increasing the ABL Facility to $10 million and extending the maturity date of the EWB Note to August 25, 2025. On June 14, 2024, the Company executed an amendment to the 1st Change in Terms Agreement, increasing the ABL Facility by an additional $2 million to $12 million. On September 2, 2025, the Company executed Amendment No. 3 to its Loan Agreement with East West Bank, extending the maturity date to August 25, 2026. No other changes were made to the ABL Facility.
The ABL Facility is secured by the Company’s deposit accounts at EWB, and as such, the Company’s balance in the EWB deposit accounts is classified as restricted cash within Cash and cash equivalents on the Company’s Condensed Interim Consolidated Balance Sheets (Unaudited) as of March 31, 2026 and December 31, 2025.
Covenant compliance
As of March 31, 2026, the Company was in compliance with all financial covenants within each credit facility, and the Company did not observe evidence of any cross-defaults.
Note 17 — Shareholders’ equity
Authorized
As of March 31, 2026, the Company’s authorized share capital consists of (i) an unlimited number of multiple voting shares (“MVS”), (ii) an unlimited number of SVS and (iii) an unlimited number of non-voting and non-participating shares that are exchangeable at the shareholder’s option into SVS (the “Exchangeable Shares”). All three classes of authorized share capital are without par value. The MVS are held directly or indirectly by the CEO and Chairman.
Issued
Holders of the SVS are entitled to one vote per share. MVS Holders are entitled to 15 votes per share and are entitled to notice of and to attend any meeting of the Company’s shareholders, except for shareholder meetings in which only holders of a particular class or series of shares will have the right to vote.
The MVS are convertible into SVS on a one-for-one basis at any time at the option of the holder or upon termination of the MVS structure. The MVS shall automatically convert into SVS upon the earlier to occur of: (i) the transfer or disposition of the MVS by the CEO and Chairman to one or more third parties who are not permitted holders; (ii) the CEO and Chairman or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding SVS and MVS on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the SVS being listed and posted for trading on a U.S. national securities exchange, such as Nasdaq or the New York Stock Exchange.
As of March 31, 2026, the Company’s MVS represented approximately 12.0% of the total issued and outstanding shares and controlled approximately 67.2% of the total voting power. As of December 31, 2025, the Company’s MVS represented approximately 12.2% of the total issued and outstanding shares and controlled approximately 67.5% of the total voting power.
As of March 31, 2026, no Exchangeable Shares have been issued.
As of March 31, 2026 and December 31, 2025, the number of SVS available for issuance under the Company’s 2018 Long Term Incentive Plan (“LTIP”) was 78,147,440 and 77,247,475, respectively. See Note 19 — Share-based compensation for further detail.
Treasury shares
There were no SVS repurchased into treasury during the three months ended March 31, 2026 and 2025.
Note 18 — Redeemable non-controlling interest
In connection with the acquisition of Four20 Pharma GmbH (“Four20”), in September 2022, the selling shareholders and Curaleaf International entered into separate put/call options, which permit either party to trigger the roll-up of the

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
remaining equity of Four20 two years after the launch of adult-use cannabis sales in Germany, but no later than the end of 2025, if adult-use launch has not occurred by such date. As adult-use cannabis sales in Germany had not commenced by the end of 2025, the options became exercisable.
On February 23, 2026, the selling shareholders of Four20 exercised their put option by delivering an irrevocable notice to the Company to redeem their remaining 45% equity interest in Four20. On April 30, 2026, the Company settled the put option and acquired the remaining equity interest in Four20. The transaction resulted in a change in the Company’s ownership interest in Four20 without a loss of control; and therefore, was accounted for as an equity transaction in accordance with ASC 810, as further described in Note 2 — Basis of presentation and consolidation. Consideration paid to settle the put option of €76.5 million consisted of cash, deferred consideration and equity consideration of €43.0 million, €12.2 million and €21.3 million, respectively. The deferred consideration is payable in two installments due on August 31, 2026 and November 30, 2026, respectively, and bears interest at a rate of 6% per annum from the closing date through the respective payment dates.
Note 19 — Share-based compensation
Equity Incentive Plans
The Company maintains a 2018 Stock and Incentive Plan (as amended from time to time, the “LTIP”), which provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and stock units, performance stock and stock units awards, dividend equivalents and other share-based awards to eligible participants. The number of SVS reserved for issuance from time to time under the LTIP is calculated as 10% of the aggregate number of SVS and MVS outstanding on an “as-converted” basis.
Share-based compensation consisted of the following for the three months ended March 31, 2026 and 2025:

	Three months ended
	March 31, 2026	March 31, 2025
Equity-classified awards:
Stock options	$1,659	$1,850
Performance stock units	3,789	510
Restricted stock units	4,216	2,264
Total share-based compensation expense	$9,664	$4,624

Stock options
As of March 31, 2026 and 2025, total unamortized compensation cost related to unvested stock options was $10.1 million and $16.4 million, respectively, which the Company expects to recognize over a weighted-average period of 1.82 and 2.21 years, respectively.
The total intrinsic value of stock options exercised and the total fair value of stock options vested during the three months ended March 31, 2026 and 2025 were as follows:

	Three months ended
	March 31, 2026	March 31, 2025
Total intrinsic value of options exercised	$6,712	$125
Total fair value of shares vested	3,524	3,277

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Significant assumptions used to estimate the fair value of the Company’s stock options granted during the three months ended March 31, 2026 and 2025 were as follows:

	Three months ended
	March 31, 2026	March 31, 2025
Expected volatility	82%	72% — 74%
Expected life in years	6.05	6.24
Expected dividends(1)	—%	—%
Risk-free interest rate (based on government bonds)	3.89%	4.14% — 4.15%

(1) The Company has never paid cash dividends nor expects to pay cash dividends in the foreseeable future.
The Company’s stock options activity and related information during the three months ended March 31, 2026 and 2025 were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at January 1, 2026	31,855,805	$2.886
Forfeited	(850,317)	1.419
Expired(1)	(509,208)	9.520
Exercised	(2,989,729)	0.160
Granted	262,432	2.305
Outstanding at March 31, 2026	27,768,983	$3.097	7.07	$15,444
Options exercisable at March 31, 2026	9,826,892	$3.649	5.42	$5,965

(1) Includes adjustments for changes in estimates.

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at January 1, 2025	29,661,070	$4.980
Forfeited	(5,172,363)	9.110
Expired(1)	(1,096,100)	8.940
Exercised	(100,000)	0.100
Granted	8,866,111	0.970
Outstanding at March 31, 2025	32,158,718	$3.090	6.68	$4,418
Options exercisable at March 31, 2025	16,721,806	$5.280	3.10	$4,398

(1) Includes adjustments for changes in estimates.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Performance stock units
As of March 31, 2026 and 2025, total unamortized compensation cost related to unvested performance stock units was $20.9 million and $10.1 million, respectively, which the Company expected to recognize over a weighted-average period of 1.79 and 1.89 years, respectively.
The Company’s PSU activity and related information for the three months ended March 31, 2026 and 2025 were as follows:

	Number of PSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2026	9,790,436	$1.06
Forfeited	(1,868,043)	0.94
Vested(1)	(2,784,641)	1.21
Granted	6,011,295	2.25
Unvested at March 31, 2026	11,149,047	$1.69
Inception-to-date PSUs vested at March 31, 2026	3,541,126	$1.62

(1) Includes 962,600 SVS, at a weighted-average fair value of $2.285, withheld by the Company to satisfy applicable statutory tax withholding obligations upon the vesting of PSUs during the reporting period. The SVS withheld were returned to the pool of SVS available for future issuance under the LTIP.

	Number of PSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2025	1,889,582	$3.81
Forfeited	(1,005,100)	4.01
Vested	(359,948)	3.45
Granted	10,011,139	0.94
Unvested at March 31, 2025	10,535,673	$1.07
Inception-to-date PSUs vested at March 31, 2025	756,485	$3.16

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Restricted stock units
As of March 31, 2026 and 2025, total unamortized compensation cost related to unvested restricted stock units was $37.0 million and $26.2 million, respectively, which the Company expected to recognize over a weighted-average period of 2.36 years and 2.42 years, respectively.
The Company’s RSU activity and related information for the three months ended March 31, 2026 and 2025 were as follows:

	Number of RSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2026	26,546,000	$1.61
Forfeited	(750,800)	1.68
Vested(1)	(5,986,488)	1.51
Granted	3,755,265	2.25
Unvested at March 31, 2026	23,563,977	$1.74
Inception-to-date RSUs vested at March 31, 2026	17,666,105	$4.43

(1) Includes 1,798,611 SVS, at a weighted-average fair value of $2.360, withheld by the Company to satisfy applicable statutory tax withholding obligations upon the vesting of RSUs during the reporting period. The SVS withheld were returned to the pool of SVS available for future issuance under the LTIP.

	Number of RSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2025	6,333,784	$3.63
Forfeited	(614,378)	3.09
Vested	(1,668,625)	4.09
Granted	15,646,109	0.94
Unvested at March 31, 2025	19,696,890	$1.47
Inception-to-date RSUs vested at March 31, 2025	10,730,020	$6.13
Note 20 — Selling, general and administrative expense
Selling, general and administrative expenses consisted of the following for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025
Salaries and benefits	$63,740	$59,423
Rent and occupancy	14,559	14,214
Sales and marketing	11,392	11,130
Office supplies and services	11,841	10,881
Professional fees	6,501	5,399
Insurance and compliance	2,395	2,414
Travel	1,981	1,846
Research and development	296	335
Other operating expense	501	552
Total selling, general and administrative expense	$113,206	$106,194

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 21 — Defined contribution plans
The Company established the Curaleaf, Inc. 401(k) Plan (the “Plan”) effective January 1, 2022. The Company’s U.S. employees are generally eligible to participate in the Plan. The Plan allows eligible employees to make contributions, up to limits set by the IRS, through payroll deductions and invest their contributions in one or more of the investment funds offered by the Plan. For employees who have completed one or more years of eligible service, the Company matches 25% of the first 4% of eligible contribution on a pretax and/or Roth 401(k) basis for each annual period. Under the Plan, employees become eligible for contributions on the first day of the calendar month, coincident with or next, following the date the employee performs an hour of service as an eligible employee. Matched contributions are always fully vested.
Employees outside the U.S. who are not covered by the Plan may be covered by defined contribution plans that are subject to applicable laws and rules of the country in which they are administered.
Employer contributions, which are expensed as incurred, totaled $0.1 million and $0.3 million for the three months ended March 31, 2026 and 2025, respectively.
Note 22 — Other (expense) income, net
Other (expense) income, net consists of the following for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025
(Loss) gain on extinguishment of debt	$(4,289)	$1,487
Foreign exchange (loss) gain	(1,547)	1,475
Gain (loss) on disposal of assets	194	(1,076)
Gain on investment	342	277
Miscellaneous other income	1,233	840
Other (expense) income, net	$(4,067)	$3,003

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 23 — Earnings per share
Basic and diluted income (loss) per share attributable to Curaleaf Holdings, Inc. for the three months ended March 31, 2026 and 2025 were calculated as follows:

	Three months ended
	March 31, 2026	March 31, 2025
Numerator:
Net income (loss) from continuing operations	$70,076	$(50,053)
Less: excess redemption value above carrying value(3)	(381)	(13,327)
Net income (loss) from continuing operations, net of excess redemption value	69,695	(63,380)
Net loss from discontinued operations	(293)	(10,193)
Net income (loss), net of excess redemption value	69,402	(73,573)
Less: Net (loss) income attributable to non-controlling interest	(16)	817
Net income (loss) attributable to Curaleaf Holdings, Inc., net of excess redemption value	$69,418	$(74,390)

Denominator:
Basic weighted-average common shares outstanding	775,429,231	744,898,937
Dilutive effect of stock options to purchase SVS	5,488,720	873,164
Dilutive effect of restricted and performance-based stock awards(2)	9,968,121	—
Dilutive effect of contingent shares	778,000	1,399,166
Dilutive weighted-average common shares outstanding	791,664,072	747,171,267

Per share – basic:
Net income (loss) per share from continuing operations⁽[3]⁾	$0.09	$(0.09)
Net loss per share from discontinued operations	—	(0.01)
Net income (loss) per share attributable to Curaleaf Holdings, Inc.	$0.09	$(0.10)

Per share – diluted(1)(4):
Net income (loss) per share from continuing operations⁽[3]⁾	$0.09	$(0.09)
Net loss per share from discontinued operations	—	(0.01)
Net income (loss) per share attributable to Curaleaf Holdings, Inc.	$0.09	$(0.10)

(1)As a result of the Company’s net loss from its continuing and discontinued operations for the three months ended March 31, 2025, the calculation of diluted net loss per share for the period presented gives no consideration to potentially anti-dilutive securities; and as such, is the same as basic net loss per share for the period presented.
(2) Excludes PSU awards that did not meet performance criteria at March 31, 2026 and 2025.
(3) Certain non-controlling interests are redeemable at the option of the holders. When the estimated redemption value exceeds the recorded amount, the excess is charged directly to Shareholders' equity on the Condensed Interim Consolidated Balance Sheets (Unaudited). Pursuant to ASC 480-10, Distinguishing Liabilities from Equity, the excess redemption value must be included in the calculation of earnings per share - basic and diluted. See Note 2 — Basis of presentation and consolidation for additional information.
(4) Excludes 2,955,597 of outstanding SVS awards from the computation of diluted net income per share attributable to Curaleaf Holdings, Inc. for March 31, 2026, as including them would have an anti-dilutive effect.

Note 24 — Segment reporting
The Company operates through two distinct reportable segments: (i) Domestic Operations and (ii) International Operations. This segmentation reflects the point at which the Company’s business units no longer share similar economic characteristics and differ significantly in key areas, including:
(a)the nature of cultivation and manufacturing processes;
(b)the class of customer for products and services;
(c)distribution methods and

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
(d)the regulatory environments in which they operate.
In addition, this segmentation reflects the manner in which the Company’s chief operating decision maker (the “CODM”), its CEO, allocates resources and evaluates performance as well as the manner in which the Company’s internal financial reporting is structured.
The Company’s reportable segments generate revenues from the cultivation, production and distribution of cannabis products. The Company’s Domestic Operations are organized on a region-level basis, vertically integrated in the majority of the states in which the Company operates and derives the majority of its revenues from retail sales. In contrast, the Company’s International Operations is organized on a country-level basis, has centralized cultivation facilities in Portugal and Canada and derives the majority of its revenue from wholesale sales.
The Company’s CODM assesses the performance of and allocates resources to each reportable segment using Adjusted EBITDA1 as the primary measure of profitability. These non-GAAP financial measures and ratios are considered key financial and operational indicators. The CODM also reviews significant segment expenses within these measures, which consist primarily of Cost of goods sold and Total operating expenses.
Not only do these measures provide meaningful insights into the financial strength and performance of each reportable segment, they also serve to (i) clarify the Company’s operating performance for investors; (ii) enhance comparability across industry peers and (iii) offer investors a view of the Company’s operations as analyzed internally by the CODM and the Company’s executive leadership team. While these measures are useful supplemental indicators, they are non-GAAP financial measures and should not be considered in isolation or as alternatives to measures determined in accordance with GAAP.
The accounting policies for each reportable segment are consistent with those described in Note 3 — Significant accounting policies. There are no intersegment sales or transfers between the Company’s reportable segments, and Corporate overhead costs are not allocated to the Company’s reportable segments, as such amounts are not reviewed by the Chief Operating Decision Maker in evaluating segment performance.
The following table presents Adjusted EBITDA by reportable segment for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	Domestic		International (1)		Total
	2026	2025	2026	2025	2026	2025
Income (loss) from continuing operations	$3,375	$10,449	$(2,622)	$(1,083)	$753	$9,366
Depreciation and amortization	41,444	42,883	6,411	5,946	47,855	48,829
Other add-backs, net (2)	14,150	7,339	655	560	14,805	7,899
Adjusted EBITDA	$58,969	$60,671	$4,444	$5,423	$63,413	$66,094
Adjusted EBITDA Margin	21%	22%	9%	16%	20%	22%

Total Revenues	$276,987	$271,704	$47,244	$34,920	$324,231	$306,624

(1) The Company is exposed to foreign currency exchange risk due to fluctuations between the functional currencies of its international subsidiaries and the USD. Additionally, the translation of these subsidiaries’ operating results into USD for reporting purposes introduces further exposure. While these fluctuations are not material to the Company’s consolidated operating results, they may impact the comparability of the Company’s segmented results across quarters and year-over-year.

(2) Other add-backs for the three months ended March 31, 2026 primarily include costs related to salaries and benefits; accounting, legal and professional fees, lobbyists and public relations fees and rent and other facility costs. Other add-backs for the three months ended March 31, 2025 primarily include costs related to salaries and benefits; accounting, legal and professional fees and rent and other facility costs.

1 Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, less share-based compensation expense and other adjustments related to business development, acquisitions, financing and reorganization costs.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table presents selected financial information by reportable segment for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	Domestic		International (1)		Total
	2026	2025	2026	2025	2026	2025
Retail revenues	$215,223	$219,644	$15,886	$11,058	$231,109	$230,702
Wholesale revenues	61,516	51,824	28,285	22,457	89,801	74,281
Management fee income	248	236	3,073	1,405	3,321	1,641
Total revenues, net	276,987	271,704	47,244	34,920	324,231	306,624
Cost of goods sold	139,732	133,231	27,209	17,827	166,941	151,058
Gross Profit	137,255	138,473	20,035	17,093	157,290	155,566
Total operating expenses	133,880	128,024	22,657	18,176	156,537	146,200
Income from continuing operations	$3,375	$10,449	$(2,622)	$(1,083)	$753	$9,366

Capital expenditures	$14,297	$14,935	$2,688	$1,142	$16,985	$16,077

(1) The Company is exposed to foreign currency exchange risk due to fluctuations between the functional currencies of its international subsidiaries and the USD. Additionally, the translation of these subsidiaries’ operating results into USD for reporting purposes introduces further exposure. While these fluctuations are not material to the Company’s consolidated operating results, they may impact the comparability of the Company’s segmented results across quarters and year-over-year.

The following table presents total assets by reportable segment as of March 31, 2026 and December 31, 2025:

Total assets:	Domestic	International	Total
March 31, 2026	$2,393,748	$417,830	$2,811,578
December 31, 2025	2,415,707	429,608	2,845,315
Note 25 — Commitments and contingencies
Indemnification agreements
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties.
In addition, the Company has entered into indemnification agreements with certain members of its board of directors and senior executive team that may require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or senior officers of the Company. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnification agreements. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its Consolidated Financial Statements (Unaudited).
Dividend Restriction
The Company has not historically paid dividends on its outstanding SVS. Any future determination to pay dividends will depend upon the Company's financial condition and results of operations. Furthermore, the Company’s ability to pay dividends is subject to applicable laws, regulatory capital requirements and compliance with covenants contained in the Company's outstanding debt arrangements.
Its ability to pay dividends would be dependent on the Company’s results of operation, subject to applicable laws and regulations, and would require maintenance of certain solvency and capital standards as well as applicable covenants within the Company’s outstanding debt arrangements.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Income tax returns
The Company files its income tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and foreign taxing authorities, where applicable. The Company records tax benefits for all years subject to examination, based upon management’s evaluation of the facts, circumstances and information available at the end of the reporting period. The Company has not recognized any tax benefits associated with those income tax positions where it is not more-likely-than-not that a tax benefit will result.
Litigation
The Company is involved in claims or lawsuits that arise in the ordinary course of business. Although the ultimate outcome of these claims or lawsuits cannot be ascertained by the Company, on the basis of present information and advice received from the Company’s legal counsel, it is management’s opinion that the disposition or ultimate determination of such claims or lawsuits, except as noted below, will not have a material effect on the Company’s operations and financial results. As of March 31, 2026 and December 31, 2025, the Company recognized legal contingencies of $5.3 million and $7.6 million, respectively, which is presented in Accrued expenses on the Consolidated Financial Statements (Unaudited)
Hello Farms
In 2020, GR Vending MI, LLC (“GR Vending MI”), prior to its acquisition by the Company, entered into a supply contract with Hello Farms Licensing MI, LLC (“Hello Farms”) (the “Hello Farms Supply Contract”) to acquire the expected output of Hello Farms’ Michigan cultivation facility from the 2020 and 2021 harvests, subject to certain conditions. Additionally, Cura MI, LLC (“Cura MI” and together with GR Vending MI, the “Michigan Entities”) entered into a guaranty agreement (the “Cura MI Guaranty”) with Hello Farms, under which Cura MI guaranteed the performance of GR Vending MI’s payment obligations under the Hello Farms Supply Contract. The Hello Farms Supply Contract was amended and restated in November 2020. Subsequently, GR Vending MI indicated that Hello Farms had failed to perform its obligations under the Hello Farms Supply Contract; and therefore, deemed the contract breached and therefore terminated. In February 2021, Hello Farms sued the Michigan Entities in a state court in Michigan. In March 2021, the case was moved to the U.S. District Court for the Eastern District of Michigan (the “Michigan Eastern District Court”).
A trial was held in January 2025, after which a jury awarded Hello Farms approximately $31.8 million in damages against the Michigan Entities for breach of contract. In May 2025, a judgment was issued awarding a post-filing prejudgment interest of $5.4 million, which increased the Company’s loss on this litigation to $37.2 million. The Michigan Entities have appealed the ruling to the Sixth Circuit Court of Appeals. Interest will continue to accrue on the total judgment amount until the matter is fully resolved.
Based on the Company's assessment of the likelihood of success on appeal, the estimated accrual as of March 31, 2026 is substantially less than the total potential loss associated with the judgment. If the Company’s challenge is unsuccessful, it is reasonably possible the resulting loss could materially exceed the Company’s current accrual.
The Michigan Entities, which are consolidated by the Company as VIEs, ceased operations in 2023, do not have any substantial assets and are classified by the Company as discontinued operations. See Note 6 — Discontinued operations for additional information.
Note 26 — Fair value measurements and financial risk management
Non-recurring fair value measurements
The Company’s assets measured at fair value on a nonrecurring basis include its long-lived assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or, at minimum, annually for goodwill. Any resulting asset impairment would require that the asset be written down to fair value. Fair value measurements of these assets are derived using inputs classified within Level 3 of the fair value hierarchy.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Recurring fair value measurements
The Company’s financial instruments measured at fair value on a recurring basis include certain equity investments and contingent consideration liabilities. The lowest level of inputs that are significant to the fair value measurements of these financial instruments are not based on observable market data; and therefore, these financial instruments are classified within Level 3 of the fair value hierarchy.
As of March 31, 2026 and December 31, 2025, the Company’s financial instruments measured at fair value on a recurring basis were classified in the fair value hierarchy as follows:

	As of March 31, 2026
	Level 1	Level 2	Level 3	Total
Contingent consideration liabilities	$—	$—	$3,047	$3,047
	$—	$—	$3,047	$3,047

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Contingent consideration liabilities	$—	$—	$3,358	$3,358
	$—	$—	$3,358	$3,358
Level 3
As of March 31, 2026 and 2025, the following valuation methodologies and significant unobservable inputs were used to derive the fair value measurements of the Company’s financial instruments measured at fair value on a recurring basis:

			As of
Financial instrument	Valuation methodology	Level 3 input	March 31, 2026	December 31, 2025
Contingent consideration - EMMAC	Monte Carlo simulation	Timing of achievement	2 years	2 years
		Probability of achievement	99.0%	99.0%
There were no transfers between fair value levels during the three months ended March 31, 2026 and December 31, 2025.
Financial Risk Management
The Company is exposed to financial risks, including credit risk, liquidity risk and market risk. The following discussion summarizes the Company’s approach to managing these risks:
Credit risk
Credit risk is the risk the Company incurs a loss on a financial instrument as a result of a customer or third party failing to meet contractual obligations. Credit risk arises principally from the Company’s financing receivables, including its accounts receivable and notes receivable. The Company’s maximum credit exposure as of March 31, 2026 and December 31, 2025 equates to the aggregate carrying amount of its cash and cash equivalents, restricted cash and cash equivalents, accounts receivable and notes receivable.
The majority of the Company’s revenues are derived from its retail dispensaries, where customers are required to transfer payment immediately upon purchase. For the three months ended March 31, 2026 and 2025, the Company’s Retail revenues represented 71% and 75%, respectively, of the Company’s Total revenues, net.
In the normal course of business, the Company provides financing to its non-retail customers as trade accounts receivables. The Company may also extend financing, as notes receivable, in connection with an acquisition or divestiture. While the Company has not adopted standardized credit policies, the Company has established processes to mitigate credit risk on such financing receivables, which include assessing creditworthiness on an individual basis.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Given the increasing financial pressure across the cannabis industry, the Company has heightened its monitoring of credit exposure to other cannabis operators and continues to prioritize timely collections of outstanding trade accounts receivables.
The following table presents the aging of the Company’s trade accounts receivables as of March 31, 2026 and December 31, 2025:

	As of
	March 31, 2026	December 31, 2025
0 to 90 days	$63,693	$66,649
91 to 180 days	3,334	3,572
181 days +	3,633	3,643
Trade accounts receivable	$70,660	$73,864
Liquidity risk
Liquidity risk is the risk that the Company will not have sufficient liquidity to settle its financial obligations and liabilities when due. The Company mitigates its liquidity risk through management of its capital structure.
The Company has material debt obligations requiring scheduled principal and interest payments, which are subject to various financial covenants. Non-compliance with these financial covenants or failure to make timely debt service payments could result in the outstanding principal and accrued interest on the Company’s debt obligations becoming due immediately or on demand, which would have a material adverse impact on the Company’s financial position and cash flows. See Note 16 — Notes payable for additional information.
Future payment obligations associated with the Company’s long-term acquisition-related financial instruments and lease obligations are further discussed in Note 4 — Acquisitions and Note 11 — Leases, respectively.
Currency risk
The financial position, results of operations and cash flows of the Company are presented in USD, which requires the Company to translate the financial accounts for its international subsidiaries into USD, using exchange rates at specific reporting dates or average rates over the reporting period, as applicable. Transactions which are denominated in currencies other than the USD are subject to both transaction risk and translation risk.
As of March 31, 2026 and December 31, 2025, the Company had no hedging agreements in place with respect to foreign exchange rates
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents (including those that are restricted) bear interest at market rates. The Company’s notes receivable and notes payable have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or fixed-rate financial liabilities at fair value. Accordingly, the Company has limited exposure to interest rate sensitivity risk with respect to these financial instruments.
Geography risk
The geographic concentration of the Company’s domestic and international operations exposes the Company to heightened risk if the U.S. or international cannabis markets experience significant adverse developments or if macroeconomic conditions deteriorate..

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Factors that may adversely affect U.S. or international cannabis markets include, among others, the following:
•weakened consumer demand as a result of economic headwinds, such as industry slowdowns and changing demographics;
•inability or unwillingness of customers to pay current and/or increased prices;
•rising operating expenses, such as taxes, utilities and routine maintenance;
•local conditions, such as oversupply of or reduced demand for cannabis products;
•regulatory restrictions or local laws, which could result in market saturation, price compression and/or increased operating costs;
•concentration of and competition from other cannabis cultivators, manufacturers and distributors;
•competition from manufacturers of naturally occurring cannabinoids and pharmaceutical and synthetic alternatives;
•competition from participants in adjacent markets, including the alcoholic beverage, tobacco and health and wellness sectors; and
•specific regional acts of nature, such as earthquakes, fires and floods.
Disaggregated financial information for the Company's two reportable segments, Domestic and International is presented in Note 24 — Segment reporting.
Industry risk
Cannabis-related activities are illegal under U.S. Federal law, and enforcement of such federal laws could have significant adverse risks to the Company. The Company’s shareholders should carefully evaluate the risk factors discussed within the MD&A and in the Annual Information Form.
Capital management
The Company’s primary objective when managing capital is to continually provide returns to its shareholders and benefits to its other stakeholders. The capital structure of the Company consists of shareholders’ equity and notes payable, net of cash, cash equivalents and restricted cash and cash equivalents. In order to safeguard the Company’s ability to continue as a going concern, management manages and adjusts the Company’s capital structure, in response to changes in the economic conditions of the jurisdictions in which the Company operates and on the risk characteristics of the Company’s underlying assets. The Company expects its cash on hand together with anticipated cash flows from its operating and financing activities will be sufficient to meet its capital requirements and operational needs over the next 12 months.
Note 27 — Variable interest entities
For additional information on the variable interest entities consolidated within the Consolidated Financial Statements (Unaudited), see Note 1 — Operations of the Company, Note 2 — Basis of presentation and consolidation and Note 3 — Significant accounting policies. Because cannabis remains federally illegal in most forms under the CSA, subject to recent reclassification of certain state-licensed medical cannabis activities, the assets of the Company’s variable interest entities can typically be used only to settle obligations of the VIEs, except for certain grandfathered obligations, such as the Company’s Senior Secured Notes – 2026. In addition, the creditors of Curaleaf, Inc. do not have recourse to the general credit of the Company.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Financial Information
The following table presents summarized financial information about the Company’s variable interest entities as of March 31, 2026 and December 31, 2025:

	As of
	March 31, 2026	December 31, 2025
Included in Consolidated Balance Sheets:
Current assets	$379,385	$357,373
Non-current assets	1,998,864	2,034,807
Current liabilities(1)	477,468	496,678
Non-current liabilities(1)	1,344,776	1,310,344
Equity attributable to Curaleaf Holdings, Inc.	556,005	585,158

(1) In conjunction with the issuance of the Senior Secured Notes – 2026 in December 2021, the Company entered into an intercompany loan agreement with Curaleaf Inc. On February 18, 2026, the Senior Secured Notes – 2026 were repaid using proceeds from the issuance of the Senior Secured Notes – 2029. The intercompany loan remains outstanding, is reflected herein and has been eliminated in the Consolidated Financial Statements (Unaudited).

The following table presents summarized financial information about the Company’s variable interest entities for the three months ended March 31, 2026 and 2025:

	Three months ended
	March 31, 2026	March 31, 2025
Included in Consolidated Statements of Operations:
Revenues, net	$276,987	$306,624
Net loss attributable to Curaleaf Holdings, Inc.	(35,673)	(61,063)
Note 28 — Subsequent events
Settlement of redeemable noncontrolling interest put option — Four20
On February 23, 2026, the selling shareholders of Four20 exercised their put option by delivering an irrevocable notice to the Company to redeem their remaining 45% equity interest. On April 30, 2026, the Company settled the put option, at which time Four20 became a wholly-owned subsidiary. For additional information, see Note 18 — Redeemable non-controlling interest.

CURALEAF HOLDINGS, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended
March 31, 2026 and 2025
(Expressed in Thousands United States Dollars Unless Otherwise Stated)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Curaleaf Holdings, Inc. is for the three months ended March 31, 2026 and 2025. For the purposes of this MD&A, the terms “Company”, “Curaleaf", “we”, “our” or “us” mean Curaleaf Holdings, Inc. and unless the context otherwise requires, includes its wholly-owned subsidiaries, majority-owned subsidiaries and legal entities in which it holds a controlling financial interest. This MD&A is supplemental to, and should be read in conjunction with, our Condensed Interim Consolidated Financial Statements (Unaudited) as of and for the three months ended March 31, 2026 and 2025 and the accompanying notes (together, the “Consolidated Financial Statements (Unaudited)”). Additional information pertaining to the Company is included in the annual information form for the year ended December 31, 2025 (the “Annual Information Form”). Copies of the Annual Audited Consolidated Financial Statements and the Annual Information Form are available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”), Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana Related Activities (“Staff Notice 51-352”) and Regulation S-K 229.303 – Management’s discussion and analysis of financial condition and results of operations as issued by the United States (“U.S.”) Securities and Exchange Commission (the “SEC”).
Cautionary Statement Regarding Forward-Looking Information
This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws (together, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations or assumptions regarding the future of our business, future plans and strategies, operational results and other future conditions. In addition, we may make or approve certain statements, in future filings with applicable Canadian regulatory authorities and/or the SEC, in press releases or in presentations by our representatives that are not statements of historical fact and which may also constitute forward-looking statements. All statements, other than statements of historical fact, made by us that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, “followed by” or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal” or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations of the effects and potential benefits of any transactions; statements relating to our business, future activities and developments after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth; expectations that cannabis licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law and/or foreign jurisdictions; expectations of market size and growth; expectations for other economic, business, regulatory and/or competitive factors related to us or the cannabis industry; the ability for U.S. holders of our subordinate voting shares (“SVS”) to sell them on the Toronto Stock Exchange (the “TSX”); and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and current expectations at that time. Holders of our securities are cautioned that forward-looking statements are not based on historical facts, but instead are based on reasonable assumptions and our estimates at the time they were provided or made and involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties relating to: the legality of cannabis in the U.S., including its classification as a controlled substance under the U.S. Federal Controlled Substances Act (the “CSA”); compliance with anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing constraints, including limited access to banking and risks associated with raising additional capital; general regulatory and legal restrictions, including limitations imposed by the TSX; potential legal, regulatory or political changes; licensing and ownership limitations; regulatory actions and approvals from the U.S. Food and Drug Administration (“FDA”), including the risk of increased FDA oversight; potential heightened scrutiny by regulators; loss of foreign private issuer status; internal control deficiencies; litigation exposure; higher compliance costs as a public company in both Canada and the

U.S.; recent and proposed U.S. cannabis and hemp licensing legislation; environmental risks, including compliance with environmental regulations and unforeseen environmental liabilities; expansion into foreign jurisdictions; future acquisitions or dispositions; dependence on key suppliers and service providers; enforceability of contracts; risks associated with our SVS, including resale limitations, limited liquidity for U.S. investors, market price volatility as well as significant sales of SVS; reliance on senior management and other key personnel, including challenges in recruiting and retaining such personnel; competitive pressures; risks inherent in agricultural operations; adverse publicity or shifts in consumer perception; product liability and recalls; uncertainty regarding results of future clinical research; reliance on agricultural inputs; limited market data and forecasting uncertainty, including the risk that past performance or financial projections may not be reliable indicators of future results; intellectual property risks; marketing and advertising restrictions; fraudulent or illegal activity by employees, consultants or contractors; labor risks, including potential union activity; information technology failures, cyber-attacks or security breaches; reliance on management services agreements with subsidiaries and affiliates; website accessibility and digital compliance requirements; high bonding and insurance costs; risks associated with leverage and debt management; challenges related to growth and scalability; conflicts of interest; global economic pressures, including tariffs, retaliatory measures and trade disputes; currency exchange fluctuations; risks related to our business structure and securities, including our status as a holding company, lack of dividend history, indebtedness and concentrated voting control; limited shareholder rights in corporate affairs; enforcement challenges against directors and officers residing outside Canada; tax risks and those risks described in this MD&A and discussed further under the heading “Risk Factors” in the Annual Information Form.
The purpose of forward-looking statements is to provide the reader with a description of our expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this MD&A as well as statements regarding our objectives, plans and goals, including future operating results and economic performance, may make reference to or involve forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical and adult-use, our general expectations concerning the industry and our business and operations are based on our estimates. We prepare these estimates using reasonable data from publicly available governmental sources, market research and industry analysis as well as assumptions that we believe to be reasonable based on our data and knowledge of the cannabis industry. Although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While we are not aware of any misstatements regarding any government or industry data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.
A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements, and undue reliance should not be placed on forward-looking statements contained in this MD&A. Such forward-looking statements are made as of the date of this MD&A. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.
Our Business
We are a leading global cannabis company, delivering a vertically integrated platform with a broad omnichannel distribution footprint and a diversified portfolio of brands and products serving consumers and patients across the U.S., Canada, Europe and Australasia. As of the first quarter of 2026, our U.S. operations spanned 15 states, 164 retail locations and over 1,300 wholesale partner accounts. Our international presence is headlined by our position as a key wholesaler in emerging medical cannabis markets, including Australasia, Germany, Poland and the United Kingdom (the “U.K.”).
Our vertically integrated business model allows us to manage the end-to-end supply chain in our core markets to focus on product quality and consistency. Our infrastructure includes 17 cultivation sites with approximately 1.5 million square feet of cultivation capacity. This model is complemented by an “asset-light” wholesale and brand-licensing strategy, allowing us to optimize market exposure and growth opportunities, while strategically managing capital allocation. Our revenue is generated primarily through direct-to-consumer or patient retail sales and wholesale channels. For the three months ended March 31, 2026, Retail revenues were 71% of Total revenues, net, and Wholesale revenues were 28% of Total revenues, net.

Our product portfolio includes flower, pre-rolls, vaporizer cartridges, concentrates, topicals, tinctures, edibles and beverages. Domestically, these products are marketed under our national brands, including Anthem, Curaleaf, Dark Heart, Find, Grassroots, JAMS, Reef and Select. Our prominent international brands are Curaleaf, Four20 Pharma, Green Britannia and Huala. Curaleaf is led by a seasoned executive team with significant experience, contributing deep knowledge of market dynamics, operational efficiencies and regulatory compliance to drive our growth.
Our principal business address is in Stamford, Connecticut. Our SVS’s are listed on the TSX under the symbol “CURA” and quoted on the OTCQX® Best Market under the symbol “CURLF.”
Our production and distribution channels:
Production channels:
Across our global operations, we manage the entire cannabis product lifecycle from seed to sale. This vertically integrated approach provides us with significant control over our supply chain, ensuring high standards for product safety, quality and consistency.
Cultivation and genetics: We have developed a diverse global portfolio of unique cannabis cultivars. These cultivars are systematically tested and characterized for properties such as yield and cannabinoid content. To optimize production, we cultivate cannabis using a variety of methods—including indoor, two-tier indoor and greenhouse environments—across our global footprint. We regularly evaluate our extensive cultivar portfolio to identify the most attractive varieties, replace underperforming varieties and promote operational standardization.
Extraction, formulation and quality control: Our facilities utilize traditional extraction processes as well as proprietary processes for cannabis extraction and terpene purification. Our commitment to achieving the desired composition of cannabinoids and terpenes in finished products enables us to respond timely and effectively to evolving trends in product formulation. Our processing facilities produce a wide spectrum of solid, liquid and inhalable products for both medical and adult-use markets. We have developed a comprehensive in-house quality assurance and quality control program that enables rapid product development cycles and the production of high-quality consumer products. Critically, for our international operations, our manufacturing and processing facilities in Canada, Germany, Portugal, Spain and the U.K. adhere to stringent EU-GMP standards.
Sales and distribution channels:
Domestic channels: Our primary method of cannabis sales in the U.S. is direct-to-consumer retail sales through our U.S. state-licensed dispensaries. To meet modern consumer demand, most of our dispensaries offer online ordering for in-store pickup, and we provide drive-thru service in Nevada, Utah and Florida. We also offer home delivery where permitted by state regulations. Our U.S. wholesale cannabis business also continues to strengthen, generating revenue through sales to third-party dispensaries, distributors and processors.
International channels: In Europe, our sales occur primarily through licensed wholesale distribution channels in Germany, Poland, Switzerland and the U.K. Our model in the U.K. is unique, as we also operate a medical cannabis clinic and a licensed pharmacy, enabling direct-to-patient sales and fostering deeper patient relationships. Additionally, we supply cannabis on a wholesale basis to various other European countries as well as to our Australasian partners. We continue to invest in opportunities to broaden our market presence across the European continent and to maintain our position as a global leader in cannabis.
Our competitive landscape
The cannabis industry is highly competitive, and we compete with a diverse range of legal and illicit operators on factors such as quality, price, brand recognition and distribution strength.
In the U.S., our competitors range from small, family-owned businesses and single-state operators to multi-state operators (“MSOs”) with multi-billion-dollar market capitalization. In addition, we face competition from manufacturers of naturally occurring and synthetic cannabinoids as well as participants in adjacent markets, including the alcoholic beverage, tobacco and health and wellness sectors. Internationally, we primarily face competition from other licensed cultivators and wholesale distributors of medical cannabis. As the industry matures, we expect escalating competition from companies with longer operating histories and/or greater financial resources.
Risks related to competition and market dynamics are multifaceted:
•The cannabis industry is characterized by intense and increasing competition from a growing number of licensed operators, including large, well-capitalized multi-state operators and smaller, single-state entities. We face persistent competition from the illicit market, which operates without the significant regulatory, compliance and tax burdens we face, allowing the illicit market to offer lower prices and attract a meaningful portion of the cannabis consumer base.
•We may face resource and experience disadvantages when compared to established MSOs that have greater access to capital. Increasing competition exerts significant price and margin pressure, leading to price compression and a challenging environment for maintaining profitability.
•We face potential competition from pharmaceutical and synthetic alternatives, as established pharmaceutical companies may produce and market cannabinoid-based drugs or synthetic cannabinoids that could compete directly with our products.
•Successfully competing in the cannabis industry requires us to invest highly in R&D, branding, marketing and quality control to differentiate our product offerings.
•Finally, the industry's dynamic consolidation landscape means we face the continual prospect of competitors merging, creating larger entities with enhanced scale, market share and operational efficiencies that could surpass our own.
As there have been no material changes to our competitive landscape since the beginning of the current fiscal year, we direct our shareholders to the 'Risk Factors' section of the Annual Information Form for a careful evaluation of these conditions.
Our core strategy and objectives
Our vision is to be the world's leading cannabis company, driven by a mission to democratize cannabis by providing clarity and confidence to consumers and patients through science-backed products and personalized experience. Our strategy is grounded in expanding responsible access to high-quality cannabis, elevating every customer interaction and operating with the rigor required to sustain long-term, profitable growth across our global footprint. Our growth ambitions are centered on disciplined capital allocation to expand our market presence, diversify our product offerings and strengthen our global supply chain. We continuously evaluate domestic and international opportunities for strategic value, whether through new technologies, innovative products or expanded market access.
Our core strategic pillars are:
Domestic market leadership: We are focused on expanding our U.S. footprint, prioritizing highly populated, limited-license states with significant barriers to entry, such as Florida, Illinois, New Jersey, Ohio and Pennsylvania. Our strategy involves both organic growth, leveraging asset-light models, and the pursuit of strategic acquisitions in opportunistic markets. We are also focused on continuing to build out our brand portfolio, ensuring we have a range of market-leading brands and products to sell through our physical retail and e-commerce channels and through our wholesale network. We believe this focus on wide distribution in high-barrier markets and development of a trusted national brand portfolio provides a more defensible and profitable long-term revenue stream as compared to more saturated markets.
International expansion: We believe we are the largest cannabis operator in Europe. We continue to invest in opportunities to broaden our market presence across the European continent and to apply elements of our U.S. operating model to maintain our position as a global leader in cannabis. Our objective is to capitalize on the global expansion of medical cannabis programs and the potential legalization of adult-use cannabis markets internationally. Through our EU-GMP2 certified production facility in Canada, we are able to maintain a consistent supply of high-quality, non-irradiated
2 EU-Good Manufacturing Practices (“EU-GMP”)

indoor flower, which we believe is critical to (i) sustaining our leadership position in Germany, Poland and the U.K., while (ii) enabling entry into emerging jurisdictions, such as Turkey and Australia, where we were recently awarded operating licenses. Additionally, in the fourth quarter of 2025, the put option on the remaining 45% of Four20 Pharma, our premium German brand, was exercised by our minority partner, and in April 2026, we completed the acquisition of this interest, resulting in 100% ownership of our international operations.
Consumer education and research & development (“R&D”): We are committed to developing science-backed products and advancing the scientific understanding of cannabis, which we believe to be a key competitive differentiator. Our continued investment in R&D has been instrumental in driving consumer and patient access, brand innovation and new product development across our cannabis markets. Our R&D efforts and collaborations, led by an industry leading team of dedicated scientists at our R&D facilities in California, Massachusetts and the U.K. have resulted in an extensive body of peer-reviewed research and partnerships with institutions like Imperial College London, the Institute of Cancer Research London, the University of Insubria and Fondazione Mondino in Italy and an accredited U.S. medical school based in Pennsylvania. Management believes these initiatives not only fuel product innovation for our consumers and patients but also advance the regulated cannabis market and build trust and credibility with regulators.
Intellectual property
We have spent considerable time and resources to establish premium and recognizable brands amongst consumers and retailers in the cannabis industry and have developed a robust global intellectual property (“IP”) portfolio to protect our brands, products and proprietary technologies, which we view as a key competitive advantage and a critical part of our business strategy. These proprietary technologies and processes include our cultivation and extraction techniques, product formulations and cannabis delivery and monitoring systems.
Portfolio assets: As of March 31, 2026, our domestic IP portfolio includes two federally registered patents, nine federally registered trademarks with the U.S. Patent and Trademark Office (USPTO) and 70 U.S. state-level trademark registrations. Our international IP portfolio includes 65 registered trademarks and one registered patent. Our digital assets include numerous website domains, such as www.curaleaf.com together with active accounts across major social media platforms.
Risks and mitigation: A significant known uncertainty affecting our U.S. operations is the current federal legal status of cannabis. While certain U.S. state-licensed medical cannabis activities have recently been reclassified under the CSA cannabis remains U.S. federally illegal in most forms. As a result, the availability and scope of protections under U.S. federal intellectual property laws for cannabis-related assets may be limited, which could increase the risk of infringement and the potential cost or complexity of enforcement. To mitigate this risk, our in-house and external legal counsel actively monitor for potential infringements of our brands and technologies and pursue appropriate protective measures. Federally registered trademarks are subject to renewal requirements, including periodic renewal following their initial registration. For a more detailed discussion of these risks, see “Risk Factors – Intellectual Property Risks” in the Annual Information Form.
Recent strategic developments
During the three months ended March 31, 2026, we executed several initiatives that have had a material impact on our brand portfolio, operational footprint and financial position:
Elevating our brand portfolio: During the first quarter of 2026, Dark Heart transitioned from a collaborative arrangement under the Grassroots brand into a fully standalone premium flower brand within the Curaleaf portfolio. Born in California and trusted since 2007 for its cannabis genetics, Dark Heart now operates as a dedicated portfolio featuring a core six-strain lineup spanning indica, sativa and hybrid classifications. This next chapter will also see the launch of ‘Through the Woods’, a limited-edition ultra-premium collection of three never-before-released strains. Initial strains began arriving on shelves during the quarter, with distribution expanding through Curaleaf retail and third-party partners across medical and adult-use markets.
Capital markets activity: To enhance our financial flexibility, we executed the following significant actions:
•Optimizing financial flexibility: On February 18, 2026, we closed on a private placement of senior secured notes due 2029 for aggregate gross proceeds of $500.0 million (the “Senior Secured Notes – 2029”). Net proceeds were used to fully repay the Senior Secured Notes – 2026 (as defined within this MD&A), including accrued interest

(the “2026 Refinancing”). The Senior Secured Notes – 2029 bear an interest rate of 11.5%, payable semi-annually, and are secured by second-priority liens on certain assets of our U.S. subsidiaries. The 2026 Refinancing extends our nearest debt maturity to 2029, enhances liquidity and improves overall financial flexibility. In conjunction with the issuance of the Senior Secured Notes – 2029, the maturity of the Amended Needham LOC was extended to February 18, 2029, and the interest rate increased from 7.99% to 8.99%, in accordance with the existing terms of the Amended and Restated Needham Loan Agreement.
•Enhancing shareholder returns: On April 16, 2026, our board of directors authorized, and the TSX approved, a Normal Course Issuer Bid (“NCIB”) to repurchase up to 34.4 million SVS over a 12-month period ending April 19, 2027. This program provides us with a disciplined mechanism to return value to our shareholders and reflects our confidence in the intrinsic value of the Company. By executing repurchases at prevailing market prices, we are leveraging our available funds to optimize capital allocation and reduce share dilution. Purchases are expected to commence following the release of our first quarter 2026 financial results. For additional information see, the section of this MD&A titled Financial condition, liquidity and capital resources — Share Buyback Program.
Exit from hemp-derived THC market: Recent federal and state legislative changes have materially restricted the legal definition of hemp and curtailed the sale and distribution of hemp-derived THC products. These developments eliminated viable legal markets and eroded demand, leading us to exit the hemp-derived THC space and shelving initial plans to utilize this pathway for cannabis-infused beverages. While we continue to view cannabis beverages as a long-term opportunity, future initiatives will be pursued within regulated cannabis frameworks where regulatory clarity and scalability are more predictable.
Domestic growth: During the three months ended March 31, 2026, we opened five new dispensaries across Florida and Ohio. This expansion underscores our commitment to our core strategic pillar of domestic market leadership by expanding our domestic retail footprint and providing additional points of access to new and existing customers.
International growth: On February 23, 2026, our minority partner in Four20 Pharma, our premium German brand, exercised their put option for us to redeem their remaining 45% equity interest in Four20. On April 30, 2026, we settled the put option and acquired the remaining equity interest in Four20 Pharma. The consideration paid to settle the put option of €76.5 million consisted of cash, deferred consideration and equity consideration of €43.0 million, €12.2 million and €21.3 million, respectively. For additional information, see Note 18 — Redeemable non-controlling interest and Note 28 — Subsequent events of our accompanying Consolidated Financial Statements (Unaudited).
Change in auditors: In February 2026, PKF O’Connor Davies, LLP (“PKF O’Connor Davies”), the Company’s independent registered public accounting firm since August 9, 2022 , informed the Company of its intention to resign as the Company’s auditor in connection with a recent merger that resulted in the discontinuation of services to issuers with cannabis operations. Subsequently, we initiated a competitive request for proposal process to identify a successor auditor. Following the completion of this process, our board of directors approved the appointment of BDO USA, LLP, as the Company’s successor auditor, subject to shareholder approval at the Company’s upcoming annual general meeting of shareholders on June 22, 2026.
April 2026 Rescheduling Orders: On April 23, 2026, the U.S. Department of Justice (the “DOJ”) and the U.S. Drug Enforcement Administration (the “DEA”) issued the following orders3 related to the rescheduling of cannabis as a controlled substance under the CSA:
(i)an order reclassifying certain marijuana-related products from Schedule I to Schedule III, specifically FDA-approved drug products containing marijuana and marijuana products produced in compliance with state-issued medical marijuana licenses (the “Rescheduling Order”),
(ii)an order cancelling the previously scheduled administrative law hearing related to the proposed rule issued in May 2024 to broadly reschedule marijuana (the “Proposed Rule”) and
3 Full text of the orders is available in the U.S. Federal Register, “Schedules of Controlled Substances: Rescheduling of Food and Drug Administration Approved Products,” published April 28, 2026.

(iii)an order initiating a new administrative hearing on the Proposed Rule, scheduled to occur from June 29, 2026 through July 15, 2026 (the “Hearing Order”).
We expect a substantial portion of our U.S. state-licensed medical cannabis operations will qualify under the scope of the Rescheduling Order. As a result, we expect that Section 280E of the Internal Revenue Code (“Section 280E”) will not apply to the deductibility of ordinary operating expenses associated with such operations for federal income tax purposes. We expect this development will reduce our uncertain tax positions for the tax year ending December 31, 2026 and for prior tax years. See“Regulatory Frameworks Governing Cannabis-Related Activities in the U.S.” under “Regulatory Environment: Issuers With U.S. Cannabis-Related Operations” section of this MD&A.
2026 Fiscal Year Outlook
In 2026, management expects the following key trends and strategic initiatives to shape our operational focus and financial performance:
•Strengthening our U.S. core retail platform: Our U.S. omnichannel retail business remains the foundation of our operating performance and the primary driver of organic growth. To drive market leadership in key U.S. geographies, we are focused on strengthening store-level execution, enhancing product availability and delivering a consistent, differentiated customer experience. Concurrently, we are positioning the Company to capture share in both core and emerging growth markets, including New York, New Jersey, Pennsylvania, Ohio, Illinois, Florida, Maryland and Arizona. The expansion of adult-use programs—particularly in states such as Ohio—and the continued maturation of these markets present meaningful opportunities for revenue and margin growth, subject to the timing of state-level licensing, competitive dynamics and regulatory developments.
•Disciplined international expansion: We continue to expand our international footprint in a measured, capital-efficient manner, with Europe demonstrating early signs of a scalable, high-margin growth opportunity. Accelerating patient adoption in regulated medical markets, including Germany, the U.K. and Poland, alongside continued development in Turkey and Australia, supports our view that international operations will become a material contributor to future growth. Our strategy applies the same operational rigor, compliance standards and consumer-centric approach that underpinned our U.S. evolution, while maintaining strict investment discipline in light of regulatory timing and market-specific risks.
•Consumer engagement and brand-led growth: As consumer behavior shifts toward digital discovery, personalization and convenience, we are investing in omnichannel capabilities, data-driven insights and loyalty programs to deepen engagement and transition from transactional interactions to long-term customer relationships. Simultaneously, we are focused on developing a curated portfolio of differentiated brands with clear identities defined by wellness, mainstream and premium categories. We believe that integrating digital engagement with sustained brand investment will support higher customer retention, improved lifetime value, pricing resilience and a defensible long-term competitive position.
•Supply chain modernization and capability building: Operational efficiency and reliability remain critical to navigating market volatility. We are continuing to modernize our cultivation, manufacturing and distribution networks to improve quality, consistency and responsiveness to consumer demand. In parallel, we are investing in foundational capabilities—including advanced data analytics, merchandising and assortment optimization—to enhance margin performance, shorten fulfillment times and create a scalable platform to support future growth.
Operating Segments
We determine our operating segments according to how the business activities are managed and evaluated by our chief operating decision maker (“CODM”).
As of March 31, 2026, we have two operating segments: (i) Domestic operations and (ii) International operations. These two segments reflect the manner in which our operations are managed, how the CODM allocates resources and evaluates performance and how our internal management of financial reporting is structured.

The following table presents an overview of the operating footprint of our continuing Domestic Operations as of March 31, 2026:

Domestic Operations
State(1)	Medicinal	Adult use	Dispensaries	Manufacturing	Cultivation	Cultivation	Permitted formats
	legalization*	legalization*		sites	sites	square feet	Oil	Edibles	Flower	Delivery	Wholesale
AZ	2010	2020	16	1	2	139,750	X(2)	X	X	X(5)	X
CT	2012	2021	4	1	1	24,510	X(2)	X	X	X	X
FL	2014	—	72	2	1	362,366	X(2)	X	X	X(3)	X
IL(8)	2013	2019	10	1	1	104,418	X(4)	X	X	X(3)(5)	X
MA(8)	2012	2016	4	1	1	59,474	X(4)	X	X	X(5)	X
MD	2013	2022	4	1	1	30,982	X(2)	X	X	X(5)	X
ME(8)	1999	2016	6	1	1	79,926	X	X	X	X(5)	X
ND	2016	—	4	1	1	16,500	X(4)	X	X	X(3)(5)	X
NJ	2010	2020	3	1	1	55,292	X(2)	X	X	X	X
NV	2000	2016	6	2	—	—	—	—	X	X(5)	—
NY	2014	2021	6	1	1	110,496	X(2)	X	X	X	X
OH(6)(8)	2016	2023	7	1	1	20,100	X	—	X	X(5)	X
PA	2016	—	18	2	2	131,500	X(2)	X(7)	X	—	X
UT	2018	—	4	2	1	67,500	X(4)	—	X	X(3)	—
			164	18	15	1,202,814

*Legalization dates outlined above indicate when legislation was passed to legalize the use of cannabis products.
(1) We have a brand licensing agreement in the state of Oregon, which is not reflected in this table.
(2) Extracted oils only.
(3) Medical only.
(4) Oil-based formulations only.
(5) Permitted, but our dispensaries are not yet participating in home delivery.
(6) We have a Level 1 cultivation facility license, which permits us to grow cannabis on a maximum cultivation area of 25,000 square feet.
(7) Edibles are explicitly prohibited in the Pennsylvania market. Troches (sublingual) are allowed and commercialized.
(8) Certain dispensaries are awaiting regulatory approval for the transfer of the underlying cannabis licenses.

The following table presents an overview of the operating footprint of our International Operations as of March 31, 2026:

International Operations
Country	Medicinal	Adult use	Manufacturing	Cultivation	Cultivation	Permitted formats (commercial)
	legalization*	legalization*	sites	sites	square feet	Oil	Edibles	Flower
Australia(1)(4)	2016	—	—	—	—	X	X	X
Canada	2001	2018	1	1	17,000	X(5)	X	X
Czech Republic(1)(4)	2013	—	—	—	—	X	—	X
Germany	2017	2024(6)	1	—	—	X	—	X
Italy(1)(4)	2015	—	—	—	—	X	—	X
Malta(1)(4)	2018	—	—	—	—	X	—	X
New Zealand(1)(4)	2018	—	—	—	—	X	X	X
Norway & Sweden(1)(4)	2018	—	—	—	—	X	—	X
Poland(1)	2018	—	—	—	—	X	—	X
Portugal(2)	2018	— (7)	2	1	270,000	X	X	X
Spain(8)	2025	—	1	—	—	—	—	—
Switzerland(1)	2022	—	—	—	—	X	—	X
U.K.(3)(9)	2018	—	1	—	—	X	X	X
Ukraine(1)(4)	2024	—	—	—	—	X	—	—
			6	2	287,000

*Legalization dates outlined above indicate when legislation was passed to legalize the use of cannabis products.
(1) Distribution only.
(2) Cultivation and manufacturing only.
(3) Manufacturing and distribution.
(4) Through local customers/partnerships.
(5) Varies by province.
(6) Adult use permitted in social clubs and limited home grow only.
(7) Personal use decriminalized since 2001.
(8) Personal use and private cultivation decriminalized since 1983. Manufacture and export of medical cannabis is regulated.
(9) A virtual pharmacy operates within the U.K.
Components of our results of operations
Revenues, net
Retail and wholesale revenues
We derive revenue from the sale of cannabis products. Domestically, revenue is generated primarily from direct-to-consumer retail sales at our dispensaries and from wholesale sales to third-party dispensaries, distributors and processors. Internationally, revenue is generated from direct-to-patient retail sales through our online cannabis pharmacy in the U.K. and from wholesale sales to distributors in Australia, Canada, Europe and New Zealand. In addition, we generate non-cannabis revenues from wholesale operations in Germany and Spain.
For most of our locations, we offer a loyalty reward program where retail customers can earn points on purchases for redemption on future purchases.
Management fee income
Management fee income is derived from various arrangements with cannabis licensees and other third parties. These arrangements include Management Service Agreements (“MSA”s) through which we provide professional services, such as cultivation, processing and retail know-how; back-office administration; brand licensing and real estate leasing/lending services. Domestically, management fee income is inclusive of royalty fees earned on the use of our licenses by third parties; while, internationally, we earn fees for providing manufacturing, logistics and consultation services.

Cost of goods sold
Cost of goods sold is derived from wholesale purchases of inventory from our third-party licensed producers and from costs internally generated from our internal cultivation, production and manufacturing activities.
Gross profit
Gross profit is Revenues, net less Cost of goods sold. Our current operational capacity fully meets existing demand, and in select states, we have the ability to scale production as required.
Selling, general and administrative
Selling, general and administrative (“SG&A”) expenses consist primarily of compensation-related costs, including salaries and benefits not allocated to production. SG&A also includes sales and marketing efforts—such as branding and new product development—alongside professional fees for legal, accounting and acquisition-related services. Other administrative costs include occupancy, insurance and travel.
While compensation and marketing expenses generally trend with market expansion, professional fees and other general costs often fluctuate in response to corporate transaction volume, typically stabilizing as the Company achieves greater operational scale.
Other income (expense)
Interest income
We generate interest income from our notes receivable as well as from certain cash and cash equivalents.
Interest expense
Interest expense consists of the following components: (i) interest on outstanding debt borrowings; (ii) amortization of debt discounts and deferred financing costs; (iii) interest accreted on outstanding lease and failed sale leaseback arrangements and (iv) interest accrued on deferred consideration obligations.
Other (expense) income, net
Other (expense) income, net primarily consists of (i) gains (losses) related to fair value remeasurements and mark-to-market revaluation of our contingent consideration obligations and equity investments; (ii) gains (losses) recognized on the disposal of assets and liabilities; (iii) gains (losses) recognized upon the extinguishment of debt and (iv) foreign exchange gains (losses) resulting from the remeasurement of monetary assets and liabilities denominated in currencies other than our functional currency.
Benefit (provision) for income taxes
Benefit (provision) for income taxes is comprised of current and deferred taxes. Current income taxes are recognized for the estimated taxes payable or refundable for the current fiscal period and are based on the taxable income (loss) for the current fiscal period (as adjusted for unrecognized tax benefits, changes in tax receivables (payables) that arose in a prior period and recovery of taxes paid in a prior period). Current taxes are measured using tax rates and laws enacted as of the reporting date within which the taxable income (loss) arose. Current tax assets and liabilities are offset only if the right of offset exists.
Deferred income taxes are recognized for the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis. Deferred taxes are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in Benefit (provision) for income taxes in the period the change is enacted.

Selected financial information
The following select financial information, which were derived from our Consolidated Financial Statements (Unaudited), may not be indicative of our future performance.
The following table summarizes our operating results for the three months ended March 31, 2026, 2025 and December 31, 2025:

				Variance
	Three months ended			March 31, 2026 vs. March 31, 2025		March 31, 2026 vs. December 31, 2025
	March 31, 2026	March 31, 2025	December 31, 2025	$	%	$	%
Total revenues, net	$324,231	$306,624	$333,068	$17,607	6%	$(8,837)	(3)%
Cost of goods sold	166,941	151,058	171,273	15,883	11%	(4,332)	(3)%
Gross profit	157,290	155,566	161,795	1,724	1%	(4,505)	(3)%
Total operating expenses	156,537	146,200	158,878	10,337	7%	(2,341)	(1)%
Total other expense, net	(29,382)	(25,766)	(27,043)	(3,616)	14%	(2,339)	(9)%
Benefit (provision) for income taxes	98,705	(33,653)	(25,215)	132,358	(393)%	123,920	(491)%
Net income (loss) from continuing operations	70,076	(50,053)	(49,341)	120,129	(240)%	119,417	242%
Net loss from discontinued operations	(293)	(10,193)	(8,276)	9,900	(97)%	7,983	96%
Net income (loss)	69,783	(60,246)	(57,617)	130,029	216%	127,400	221%
Less: Net (loss) income attributable to non-controlling interest	(16)	817	2,200	(833)	102%	(2,216)	101%
Net income (loss) attributable to Curaleaf Holdings, Inc.	$69,799	$(61,063)	$(59,817)	$130,862	214%	$129,616	217%
Net income (loss) per share attributable to Curaleaf Holdings, Inc.	$0.09	$(0.10)	$(0.09)	$0.19	190%	$0.18	200%
The following tables summarize our Revenues, net by reportable segment for the three months ended March 31, 2026, 2025 and December 31, 2025:

				Variance
Domestic	Three months ended			March 31, 2026 vs. March 31, 2025		March 31, 2026 vs. December 31, 2025
	March 31, 2026	March 31, 2025	December 31, 2025	$	%	$	%
Domestic revenues, net:
Retail revenues	$215,223	$219,644	$221,221	$(4,421)	(2)%	$(5,998)	(3)%
Wholesale revenues	61,516	51,824	61,167	9,692	19%	349	1%
Management fee income	248	236	23	12	5%	225	978%
Total domestic revenues, net	$276,987	$271,704	$282,411	$5,283	2%	$(5,424)	(2)%

				Variance
International	Three months ended			March 31, 2026 vs. March 31, 2025		March 31, 2026 vs. December 31, 2025
	March 31, 2026	March 31, 2025	December 31, 2025	$	%	$	%
International revenues, net:
Retail revenues	$15,886	$11,058	$15,711	$4,828	44%	$175	1%
Wholesale revenues	28,285	22,457	29,716	5,828	26%	(1,431)	(5)%
Management fee income	3,073	1,405	5,230	1,668	119%	(2,157)	(41)%
Total international revenues, net	$47,244	$34,920	$50,657	$12,324	35%	$(3,413)	(7)%
The following table summarizes our total assets and long-term financial liabilities as of March 31, 2026 and December 31, 2025:

	As of
	March 31, 2026	December 31, 2025
Total assets	$2,811,578	$2,845,315
Long-term liabilities	1,606,127	1,710,720
See the “Results of Operations for the three months ended March 31, 2026 and 2025” section of this MD&A for further discussion of the key significant drivers of our financial performance during the three months ended March 31, 2026 and 2025.

Results of operations – Consolidated
Comparison of the three months ended March 31, 2026 and December 31, 2025
Our results of operations for the three months ended March 31, 2026 and December 31, 2025 were as follows:

			Variance
	Three Months Ended		March 31, 2026 vs. December 31, 2025
	March 31, 2026	December 31, 2025	$	%
Revenues, net:
Retail revenues	$231,109	$236,932	$(5,823)	(2)%
Wholesale revenues	89,801	90,883	(1,082)	(1)%
Management fee income	3,321	5,253	(1,932)	(37)%
Total revenues, net	324,231	333,068	(8,837)	(3)%
Cost of goods sold	166,941	171,273	(4,332)	(3)%
Gross profit	157,290	161,795	(4,505)	(3)%
Gross profit margin	49%	49%	—%	—%
Operating expenses	156,537	158,878	(2,341)	(1)%
Income from continuing operations	753	2,917	(2,164)	(74)%
Total other expense, net	(29,382)	(27,043)	(2,339)	9%
Loss before benefit (provision) for income taxes	(28,629)	(24,126)	(4,503)	19%
Benefit (provision) for income taxes	98,705	(25,215)	123,920	(491)%
Net income (loss) from continuing operations	70,076	(49,341)	119,417	(242)%
Net loss from discontinued operations	(293)	(8,276)	7,983	(96)%
Net income (loss)	69,783	(57,617)	127,400	(221)%
Less: Net (loss) income attributable to non-controlling interest	(16)	2,200	(2,216)	(101)%
Net income (loss) attributable to Curaleaf Holdings, Inc.	$69,799	$(59,817)	$129,616	(217)%
Revenues, net
Total revenues, net for the three months ended March 31, 2026 was $324.2 million, a decrease of $8.8 million or 3%, compared to $333.1 million for the prior quarter.
The sequential decline was driven primarily by seasonality, weather and price compression in our domestic operations, which contributed Total revenues, net of $277.0 million in the current quarter, a decrease of $5.4 million, or 1.9%, compared to $282.4 million in the prior quarter.
Our international operations generated revenues of $47.2 million in the current quarter, a decrease of $3.4 million, or 7%, compared to $50.7 million in the prior quarter. The sequential decline was primarily driven by near-term market overcapacity in Germany and reduced service volumes under our management services arrangements.
Cost of goods sold
Cost of goods sold for the three months ended March 31, 2026 was $166.9 million, a decline of $4.3 million, or 3% compared to Cost of goods sold of $171.3 million for the prior quarter. This sequential decline was primarily driven by lower sales volumes, as discussed above, and a continued shift in sales mix toward Company-branded products. These decreases were partially offset by lower margin bulk sales in certain regions and higher labor and overhead costs across our global operations.

Gross profit
Gross profit for the three months ended March 31, 2026 and December 31, 2025 was $157.3 million and $161.8 million, respectively. Gross profit margin of 49% was consistent across both periods.
The primary drivers of the change in Gross margin are correlated with those discussed above within Revenues, net and Cost of goods sold.
Total operating expenses
See the corresponding sub-section on page 77.
Total other expense, net
See the corresponding sub-section on pages 78.
Benefit (provision) for income taxes
Benefit for income taxes for the three months ended March 31, 2026 was $98.7 million compared to the provision for income taxes of $25.2 million for the prior quarter.
The decrease in income tax expense was driven primarily by the release of $97.0 million of previously recorded tax reserves related to the treatment of certain costs in our U.S. consolidated tax return, which reduced our Uncertain tax position and resulted in a benefit in the current quarter. This benefit was partially offset by ongoing current state income tax obligations in separate filing jurisdictions.
Net income (loss) from continuing operations
Net income from continuing operations for the three months ended March 31, 2026 was $70.1 million compared to a net loss from continuing operations of $49.3 million in the prior quarter. The change was primarily attributable to the factors discussed above.
Net loss from discontinued operations
Net loss from discontinued operations for the three months ended March 31, 2026 was $0.3 million, a decrease of $8.0 million, or 96%, compared to Net loss from discontinued operations of $8.3 million in the prior quarter. The decrease was primarily due to a lower provision for income taxes, as the prior quarter reflected substantially all tax-related charges associated with the decision to exit the hemp-derived THC and Missouri markets.
For additional information, see Note 6 — Discontinued operations of our accompanying Consolidated Financial Statements (Unaudited).

Total operating expenses
Comparison of the three months ended March 31, 2026 and December 31, 2025
Total operating expenses, for the three months ended March 31, 2026 and December 31, 2025 consisted of the following:

			Variance
	Three Months Ended		March 31, 2026 vs. December 31, 2025
	March 31, 2026	December 31, 2025	$	%
Salaries and benefits	$63,740	$59,838	$3,902	7%
Rent and occupancy	14,559	13,949	610	4%
Sales and marketing	11,392	12,702	(1,310)	(10)%
Office supplies and services	11,841	12,168	(327)	(3)%
Professional fees	6,501	7,334	(833)	(11)%
Insurance and compliance	2,395	2,541	(146)	(6)%
Travel	1,981	2,350	(369)	(16)%
Research and development	296	298	(2)	(1)%
Other operating expenses	501	(31)	532	(1716)%
Total selling, general and administrative expense	113,206	111,149	2,057	2%
Depreciation and amortization	33,667	35,388	(1,721)	(5)%
Share-based compensation	9,664	12,341	(2,677)	(22)%
Total operating expenses	$156,537	$158,878	$(2,341)	(1)%
Total operating expenses for the three months ended March 31, 2026 was $156.5 million, a decrease of $2.3 million or 1%, compared to $158.9 million for the prior quarter.
The sequential decrease in Total operating expenses was driven primarily by lower depreciation and amortization, along with realized savings from sales and marketing cost rationalization initiatives. In addition, the prior quarter included a significant non-recurring expense related to the modification of PSU performance targets. These decreases were partially offset by increased payroll costs from additional headcount and following the annual reset of payroll tax limits and costs associated with workforce optimization initiatives.
Total operating expenses represented 48% of Total revenues, net for the current quarter as compared to 49% of Total revenues, net in the prior quarter.

Total other expense, net
Comparison of the three months ended March 31, 2026 and December 31, 2025
Total other expense, net, for the three months ended March 31, 2026 and December 31, 2025 consisted of the following:

			Variance
	Three Months Ended		March 31, 2026 vs. December 31, 2025
	March 31, 2026	December 31, 2025	$	%
Interest income	$212	$174	$38	22%
Interest expense related to notes payable and deferred consideration liabilities	(15,024)	(13,569)	(1,455)	11%
Interest expense related to lease liabilities and financial obligations	(10,503)	(10,929)	426	(4)%
Gain (loss) on disposal of assets	194	(489)	683	(140)%
Gain on investment	342	751	(409)	(54)%
Loss on extinguishment of debt	(4,289)	—	(4,289)	—%
Loss on impairment	—	(5,745)	5,745	(100)%
Foreign exchange loss	(1,547)	(78)	(1,469)	1883%
Miscellaneous other income	1,233	2,842	(1,609)	(57)%
Total other expense, net	$(29,382)	$(27,043)	$(2,339)	9%
Total other expense, net for the three months ended March 31, 2026 was $29.4 million, an increase of $2.3 million, or 9%, compared to $27.0 million for the prior quarter. The increase was driven primarily by non-recurring losses on extinguishment of debt and higher interest expense, both in connection with the 2026 Refinancing (as defined in the section Financial condition, liquidity and capital resources of this MD&A), partially offset by non-recurring impairments recognized in the prior quarter and favorable litigation-related developments in the current quarter.

Financial condition, liquidity and capital resources
Liquidity and capital resources
Our primary need for liquidity is to fund our working capital requirements, capital expenditures, acquisitions, debt service and other general corporate requirements. During the three months ended March 31, 2026 and December 31, 2025, our primary source of liquidity has been funds generated by our continuing operations. We have also generated cash through asset sales and dispositions and borrowings, while strategically allocating capital to support ongoing operations and pursue new acquisitions aimed at driving long-term earnings growth. Our ability to fund our operations, make planned capital expenditures and acquisitions and service our debt obligations depends on our future operating performance and cash flows, which are subject to prevailing economic conditions and other factors, some of which are beyond our control.
We expect our cash on hand together with anticipated cash flows from our operating and financing activities will be sufficient to meet our capital requirements and operational needs over the next 12 months.
Our financial condition and liquidity positions are discussed further below.
Outstanding financing obligations
As of March 31, 2026, our principal financing obligations consisted of senior secured notes, a revolving line of credit and an asset-based lending facility. Our debt is primarily secured by our assets and those of certain of our subsidiaries. For complete details, including pertinent terms of the associated indentures and loan agreements, see Note 16 — Notes payable of the accompanying Consolidated Financial Statements (Unaudited).
The following table summarizes our material outstanding debt obligations as of March 31, 2026:

Credit facility	Outstanding balance	Maturity date
Senior Secured Notes – 2029*	$500,000	February 18, 2029
Senior Secured Notes – 2027*	50,115	December 17, 2027
ABL Facility*	12,000	August 25, 2026
Other notes payable	7,193	Various
Seller note payable	4,022	December 1, 2036

*As defined within
Senior Secured Notes – 2026 and Senior Secured Notes – 2029
In December 2021, we issued $475 million in senior secured notes due 2026 (the “Senior Secured Notes – 2026”). On April 30, 2024, in an arms-length transaction, we purchased $15 million of the face value of the Senior Secured Notes – 2026 for $14.3 million in cash, reducing the outstanding principal. On July 22, 2025, in an arms-length transaction, we purchased $3.2 million of the face value of the Senior Secured Notes – 2026 for $2.9 million in cash, further reducing the outstanding principal.
On February 18, 2026, we entered into a fourth supplemental indenture to the Base Indenture (together with the Base Indenture, the “2029 Indenture”) to complete the private placement of senior secured notes due February 18, 2029 (the “Senior Secured Notes – 2029”), for aggregate gross proceeds of $500.0 million (the “2026 Refinancing”). Cash proceeds from the offering were used to extinguish $314.6 million of the Senior Secured Notes – 2026, $6.5 million of accrued interest. , we exchanged, with certain participating existing lenders, $142.2 million of Senior Secured Notes – 2026 for Senior Secured Notes – 2029.
The 2029 Indenture permits us to issue additional senior secured notes on an unlimited basis, subject to compliance with the incurrence covenants and other terms of the 2029 Indenture. The principal restrictions on incurring additional indebtedness require that, on a pro forma basis after giving effect to such incurrence, (i) the consolidated fixed charge coverage ratio is at least 2.5:1, (ii) consolidated indebtedness to consolidated EBITDA does not exceed 4:1 and (iii) no Default or Event of Default exists. In addition, the 2029 Indenture permits us to grant a more senior lien to secure up to

$100.0 million of additional financing from commercial banks for revolving credit loans, provided that, such credit facilities bear interest at a rate lower than the Senior Secured Notes – 2029 and immediately following such incurrence, consolidated secured indebtedness to consolidated EBITDA does not exceed 3:1 and all other conditions under the 2029 Indenture are satisfied. We and certain guarantor entities are required to grant a first‑priority security interest in substantially all of our assets, including after‑acquired property, subject to Excluded Property and Permitted Liens.
Related Party Transaction
Holders of the Senior Secured Notes – 2029 include Medtech International Group LLC (“Medtech”), an entity wholly-owned by the CEO and Chairman. Medtech subscribed to $1.0 million of the Senior Secured Notes – 2029. Medtech’s subscription is characterized as a related party transaction.
Senior Secured Notes – 2027
On January 17, 2025, we completed a note exchange with the former owners of Bloom, exchanging $60 million of outstanding principal and $7 million of accrued interest on the Bloom Notes – 2025 into senior secured notes with a principal balance of $67 million (the “Senior Secured Notes – 2027”). The Senior Secured Notes – 2027 mature on January 17, 2027 and bear interest at 10.0% per annum. Principal repayments commenced on August 17, 2025.
There are no prepayment penalties on the Senior Secured Notes – 2027.
Needham Bank
On November 6, 2024, we secured a $40 million revolving line of credit with Needham Bank (the “Needham LOC”), which includes an option to request an additional $20 million beginning May 6, 2026. The Needham LOC is secured by a first-priority lien on the mortgages, business assets, including inventories, and collateral of our subsidiary loan parties and is further supported by a limited guaranty on our equity interest in Curaleaf, Inc. The associated loan agreement contains financial covenants, including the requirement to maintain a total loan-to-value ratio of no more than 80.0% based on the “as-is” fair market value of the pledged real estate.
On October 10, 2025, we refinanced our existing Needham LOC and entered into an amended and restated loan agreement with Needham (the “Amended and Restated Needham Loan Agreement”). As part of the refinancing, the total borrowing capacity under the Needham LOC was increased from $40 million to $100 million (the “Amended Needham LOC”), and the maturity date was extended to October 10, 2026. The Amended Needham LOC remains secured by a first-priority lien on senior mortgages, guarantees of our U.S. subsidiaries and a parent guaranty limited to our U.S. assets. The Amended Needham LOC bears interest at a rate of 7.99% per annum with an initial term of one year and is subject to extension for up to two years. Proceeds may be utilized for general corporate purposes, including working capital and operational expenses. The Amended Needham LOC is subject to certain debt covenants including maintaining a post-incurrence debt service coverage ratio of 1.5:1 as well as covenants related to appraised fair value of mortgaged properties (subject to an 80% LTV constraint), receivables and cash, net of reserves.
In conjunction with the origination of the Senior Secured Notes – 2029, the maturity date of the Amended Needham LOC was extended to February 18, 2029, and the interest rate was amended to 8.99% in accordance with the terms of the Amended and Restated Needham Loan Agreement.
As of March 31, 2026, we did not have any outstanding borrowings under the Amended Needham LOC.
Asset-based revolving credit facility
We have a $12 million asset-based revolving credit facility (the “ABL Facility”) with East West Bank (“EWB”), which matures on August 25, 2026. The ABL Facility, which is secured by our deposit accounts at EWB, was fully drawn as of March 31, 2026. The ABL Facility was originally established on August 25, 2023 and increased to its current capacity through two amendments in 2024.

Covenant compliance
As of March 31, 2026, we were in compliance with all financial covenants within each credit facility, and we did not observe evidence of any cross-defaults.
Future capital offerings
On February 3, 2025, we filed a Base Shelf Prospectus and on February 5, 2025, filed the Base Shelf Prospectus on a Form F-10 registration statement, (File No 333-284710) (the “Registration Statement”), with the SEC under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Base Shelf Prospectus and Registration Statement allow us to offer up to $1 billion (or the equivalent thereof, at the date of issue, in any other currency, or currencies, as the case may be) worth of SVS, debt securities, subscription receipts, warrants and units, or any combination thereof, from time to time during the 25-month period that the Base Shelf Prospectus and/or Registration Statement are effective (subject to MJDS eligibility). The specific terms of any future offering of securities, including the use of proceeds from any offering, will be established in a supplement to the Base Shelf Prospectus and/or Registration Statement to be filed with the applicable Canadian securities regulatory authorities and/or the SEC.
Share Buyback Program
On April 16, 2026, our board of directors authorized, and the TSX approved, a NCIB to repurchase up to 34.4 million SVS, representing approximately 5% of our then-issued and outstanding SVS, over a 12-month period ending April 19, 2027. The NCIB provides us with the flexibility to repurchase SVS in the open market, subject to applicable securities laws and TSX rules, when we believe market conditions do not fully reflect their value. Any SVS repurchased under the program will be canceled. The timing and amount of repurchases will depend on market conditions and other factors, and the program does not obligate us to acquire any specific number of SVS.
Working capital
Working capital, defined as current assets minus current liabilities, is a key measure of our short-term liquidity. As of March 31, 2026 and December 31, 2025, we had positive working capital of $165.2 million and $154.3 million, respectively, of which Cash and cash equivalents (including restricted cash and cash equivalents) represented $106.1 million and $101.6 million, respectively.
The $10.9 million increase in our positive working capital was primarily driven by higher finished goods and a reduction in accrued payroll, reflecting lower bonus accruals and the timing of payroll. This increase was partially offset by higher payables due to timing.

Cash flows
The following table summarizes our sources and uses of cash during the three months ended March 31, 2026 and 2025:

	Three Months Ended		Variance
	March 31, 2026	March 31, 2025	$	%
Operating activities:
Continuing operations	$21,271	$45,034	$(23,763)	(53)%
Discontinued operations	(283)	(6,605)	6,322	(96)%
Net cash provided by operating activities	20,988	38,429	(17,441)	(45)%
Investing activities:
Continuing operations	(16,586)	(17,319)	733	(4)%
Discontinued operations	—	(178)	178	(100)%
Net cash used in investing activities	(16,586)	(17,497)	911	(5)%
Financing activities:
Continuing operations	297	(6,721)	7,018	(104)%
Discontinued operations	—	—	—	—%
Net cash provided by (used in) financing activities	297	(6,721)	7,018	(104)%
Net increase in cash and cash equivalents (including restricted cash and cash equivalents)	$4,699	$14,211	$(9,512)	(67)%

Operating activities
Net cash provided by operating activities from continuing operations was $21.3 million and $45.0 million for the three months ended March 31, 2026 and 2025, respectively. In both years, cash generation was driven primarily by income from operations. These inflows were partially offset in both years by cash interest payments on debt and lease obligations. The remaining variance was driven by working capital fluctuations.
On December 30, 2025, management approved plans to discontinue the Hemp-derived THC and Missouri operating segments. Accordingly, the financial results for both operating segments were reclassified as discontinued operations for all periods presented. Net cash used in operating activities from discontinued operations was 0.3 million and 6.6 million for the three months ended March 31, 2026 and 2025, respectively. See Note 6 — Discontinued operations for additional information.
Investing activities
For the three months ended March 31, 2026 and 2025, Net cash used in investing activities from continuing operations was $17.0 million and 16.1 million, respectively, driven by strategic capital expenditures to support our global growth trajectory. In addition, in the prior year, cash outflows were partially offset by proceeds received from asset sales and payments received on outstanding notes receivable.
Financing activities
For the three months ended March 31, 2026, Net cash provided by (used in) financing activities from continuing operations was $0.3 million. Cash inflows were driven primarily by $357.8 million of cash proceeds from the 2026 Refinancing (exclusive of $142.2 million of Senior Secured Notes – 2026 exchanged for Senior Secured Notes – 2029) and $5.2 million of cash proceeds from loans within our International segment.
Proceeds were used to extinguish $314.6 million of the Senior Secured Notes – 2026, repay $21.9 million of draws under the Amended Needham LOC, fund $6.5 million of scheduled principal payments on the Senior Secured Notes – 2027 and pay $7.0 million of deferred financing fees and debt discounts. We also made $1.2 million of scheduled principal payments on international loans and $4.8 million of principal payments on our finance leases and failed sale and leaseback obligations.

Remaining outflows included $6.4 million of SVS repurchased under our "withhold to cover" program to settle statutory withholding obligations on PSUs and RSUs that vested during the current quarter.
Summary of quarterly results

	Three Months Ended
	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024
Revenues, net	$324,231	$333,068	$317,856	$310,587	$306,624	$327,879	$328,284	$341,075
Cost of goods sold	166,941	171,273	157,280	157,502	151,058	170,419	167,020	180,111
Gross profit	157,290	161,795	160,576	153,085	155,566	157,460	161,264	160,964
Operating expenses	156,537	158,878	153,655	146,839	146,200	165,810	150,037	152,523
Other expense, net	(29,382)	(27,043)	(28,339)	(22,516)	(25,766)	(67,919)	(21,011)	(24,441)
Benefit (provision) for income taxes	98,705	(25,215)	(19,484)	(20,052)	(33,653)	5,795	(32,564)	(31,391)
Net income (loss) from continuing operations	70,076	(49,341)	(40,902)	(36,322)	(50,053)	(70,474)	(42,348)	(47,391)
Net loss from discontinued operations	(293)	(8,276)	(15,782)	(17,284)	(10,193)	(7,999)	(380)	(2,439)
Net income (loss)	69,783	(57,617)	(56,684)	(53,606)	(60,246)	(78,473)	(42,728)	(49,830)
Less: Net income (loss) attributable to non-controlling interest	(16)	2,200	345	(445)	817	(910)	(2,032)	(945)
Net income (loss) attributable to Curaleaf Holdings, Inc.	$69,799	$(59,817)	$(57,029)	$(53,161)	$(61,063)	$(77,563)	$(40,696)	$(48,885)

Net income (loss) per share attributable to Curaleaf Holdings, Inc.(1)	$0.09	$(0.09)	$(0.08)	$(0.08)	$(0.10)	$(0.12)	$(0.07)	$(0.06)
Weighted average SVS outstanding - basic and diluted	775,429,231	771,850,664	764,825,622	757,270,633	744,898,937	748,936,695	742,535,355	740,787,287

(1) Certain non-controlling interests are redeemable at the option of the holders. When the estimated redemption value exceeds the recorded amount, the excess is charged directly to Shareholders' equity on the Condensed Interim Consolidated Balance Sheets (Unaudited). This adjustment does not affect our reported net loss; however, under ASC 480-10, Distinguishing Liabilities from Equity, the excess redemption value must be included in the calculation of earnings per share - basic and diluted.

Over the last eight quarters, Revenues, net has been impacted by the following factors:
•Organic and acquisitional growth, particularly in our international operations;
•Increased focus on increasing our brand presence and wholesale operations;
•Launch of diversified product offerings;
•Divestiture of discontinued operations; and
•Increased competition due to new market entrants in our more established markets.
Over the last eight quarters, Net income (loss) has been affected by the following factors:
•Impact of the items affecting revenue, as outlined above;
•Impairments and accelerated amortization recognized on discontinued operations, planned facility closures and the retirement of excess and obsolete facilities and equipment;
•Timing of leases signed and costs associated with the opening of new and/or expanded retail locations;
•Impact of lower fixed cost of goods sold absorption resulting from operational capacity adjustments throughout the period;
•Impact of failed adult-use initiatives on inventory levels and strategic capital investments;
•Timing, nature and settlement of acquisition-related costs and obligations;
•Costs incurred in connection with debt issuances and debt refinancing;
•Costs incurred and reserves established for certain litigation matters;

•Impact of increased share-based compensation expense, driven by higher award volumes and grant-date fair values;;
•Costs incurred in connection with technology investments, including the implementation of new systems;
•Increased labor and product costs due to inflationary factors; and
•Implementation of strategic cost optimization measures.
Acquisitions completed during the three months ended March 31, 2026
We did not consummate any acquisitions that were material, individually or in the aggregate during the three months ended March 31, 2026.
Off-Balance sheet arrangements
We do not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations or financial condition including, and without limitation, such considerations as liquidity and capital resources.
Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.
During the three months ended March 31, 2026, outside of the normal course of business, we engaged in one material related party transaction: Medtech International Group LLC (“Medtech”), an entity wholly-owned by our Chief Executive Officer and Chairman, subscribed to $1.0 million of the Senior Secured Notes – 2029.
Our key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consist of our executive management team and board of directors.
Compensation related to key management personnel compensation for the three months ended March 31, 2026 and 2025 were as follows:

	Three months ended March 31,
Form of compensation	2026	2025
Share-based payments	$4,884	$2,026
Short-term employee benefits	2,929	2,605
Other long-term benefits	13	11
Total compensation	$7,826	$4,642
Changes in or adoption of accounting principles
We have implemented all applicable accounting standards recently issued by the Financial Accounting Standards Board, as well as applicable pronouncements from certain other standard-setting bodies, within the prescribed effective dates. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the accompanying Consolidated Financial Statements (Unaudited) have been excluded. See Note 3 — Significant accounting policies for additional information.
Significant accounting judgments, estimates and assumptions
The preparation of financial statements in accordance with U.S. GAAP requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. These estimates are developed based on historical experience, observable trends and other information available, and they are reviewed and updated regularly. Although actual results could differ from these estimates, we believe them to be reasonable.
The most significant assumptions and estimates underlying the accompanying Consolidated Financial Statements (Unaudited) are described below:
Consolidation and variable interest entities
Significant judgment is applied to determine whether we hold a controlling financial interest in an entity, particularly when we do not hold a majority voting interest. This evaluation considers voting rights, MSAs, the entity’s design and the existence of financial guarantees. We consolidate entities in which we hold a controlling financial interest.
Business combinations and asset acquisitions
Significant judgment is applied in determining whether an acquisition is treated as a business combination or an asset acquisition. We use an optional screen test under which a transaction is accounted for as an asset acquisition if substantially all of the fair value of the gross assets acquired (generally 90% or more) is concentrated in a single identifiable asset or group of similar assets.
In a business combination, significant estimates are used to determine the fair value of assets acquired and liabilities assumed. Depending on the complexity of the transaction, an independent valuation expert may be engaged.
•Intangible Assets: The valuation of acquired intangible assets, such as cannabis licenses, requires the development of forward-looking cash flow projections and the selection of appropriate discount and terminal growth rates.
•Contingent Consideration: The fair value of contingent consideration liabilities, such as earn-outs, is estimated based on the probability and timing of achieving specific future outcomes, such as revenue targets.
These valuations are closely linked to the assumptions made by us regarding future performance of the assets acquired and any changes in the discount rate applied.
Goodwill impairment
Goodwill is tested for impairment annually or more frequently if impairment indicators exist. This test requires the estimation of the fair value of our reporting units using income and market-based approaches. This process involves significant judgment in developing business plans and forecasts as well as in selecting appropriate market data.
Share-based compensation - Stock options
Estimating the fair value of share-based awards requires significant assumptions for the inputs used in the Black-Scholes or Monte Carlo valuation models, including expected volatility of our SVS, the expected life of an award and the risk-free interest rate We use an expected dividend yield of zero, as we do not currently anticipate paying dividends
Impairment of long-lived assets
We evaluate the recoverability of our long-lived assets when events indicate their carrying value may not be recoverable. This requires judgment in interpreting key factors (e.g., adverse changes in market conditions, regulatory environment or business climate and adverse changes in the extent or manner in which the long-lived assets will be used) and in estimating the undiscounted future cash flows of such assets
Inventories, net
Inventories are measured at the lower of cost or net realizable value (“NRV”). Determining NRV requires significant judgment regarding future demand, selling prices, shrinkage and inventory aging.
Leases

The selection of the lease term and IBR significantly impacts the classification and valuation of ROU assets and lease liabilities.
•Lease Term: Assessing options to extend or terminate a lease involves evaluating strategic, operational and economic factors, such as the scale of our investment and the strategic importance of the property location.
•IBR: When the implicit rate in a lease is not readily determinable, an IBR must be assessed based on available information at the commencement date, including the specific lease term.
Evaluating whether a contract contains a lease or an embedded lease requires significant judgment. This assessment involves determining (i) if an arrangement conveys the right to control an identified asset by evaluating whether the asset is explicitly or implicitly specified, (ii) whether we obtain substantially all economic benefits from its use and (iii) whether we have the right to direct that use.
Income taxes
There is inherent uncertainty in quantifying income tax positions. We must exercise significant judgment in evaluating whether our tax positions are more likely than not to be sustained upon examination or audit by tax authorities in the complex federal, state and foreign jurisdictions in which we operate.
Held for sale and discontinued operations
Significant judgment is required to determine if a disposal group meets the specific criteria to be classified as “held for sale.” An asset or disposal group must meet all of the following conditions:
•Management is committed to a plan to sell;
•The asset or disposal group is available for immediate sale in its present condition;
•An active program to locate a buyer has been initiated;
•The sale is highly probable within one year;
•The asset or disposal group is being actively marketed for sale at a reasonable price; and
•It is unlikely that the plan will be significantly changed or withdrawn.
A disposal group classified as held for sale is reported as a “discontinued operation” if it represents a strategic shift that has a major effect on our operations and financial results. Assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell.
Redeemable non-controlling interests
The valuation and classification of redeemable non-controlling interests involve significant judgment, including developing discounted cash flow models with assumptions about future revenue, margins and economic conditions. We also have to assess whether the underlying equity instruments are currently redeemable or likely to become redeemable in the future, adding complexity to their classification on our consolidated balance sheets.
Revenue recognized from contracts with customers
Significant judgment is applied in evaluating the nature of our wholesale and MSA revenue contracts. This includes assessing whether we act as the principal or agent in contracts with customers, particularly where third-party involvement or shared responsibilities exist. We also evaluate whether certain transactions are non-reciprocal in nature, requiring consideration of whether a transfer of assets occurred without commensurate value received. In arrangements involving transfers of inventory between the same counter-parties, we apply judgment to determine whether such transfers represent distinct revenue-generating events. Additionally, the allocation of transaction price across multiple performance obligations necessitates the estimation of standalone selling prices and the timing of satisfaction of each obligation.

Summary of outstanding securities
We had the following securities issued and outstanding as of May 1, 2026:

Securities	Number of Securities
Multiple voting shares	93,970,705
Subordinate voting shares	698,208,521
Restricted stock units	23,208,985
Performance stock units	11,149,047
Stock options	27,209,340
Financial instruments and financial risk management
ASC 820, Fair Value Measurement (“ASC 820”) defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy to prioritize the inputs used to measure fair value into three categories based upon the lowest level of input that is available and significant to the fair value measurement.
The three levels of the fair value hierarchy, wherein Level 1 is the highest and Level 3 is the lowest, are as follows:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 — Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 — Inputs for the asset or liability that are not based on observable market data.
We evaluate the classification of our financial instruments within the fair value hierarchy at the end of each reporting period. Transfers between levels are recognized based on changes in the observability of the inputs used to measure fair value. Our policy is to recognize transfers between levels of the fair value hierarchy as of the beginning of the reporting period in which the event or change in circumstances that caused the transfer occurs.
Our financial instruments consist of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, notes receivable, equity investments, accounts payable, accrued expenses, long-term notes payable, contingent and deferred consideration liabilities and redeemable NCI.
The carrying values of cash, restricted cash, cash equivalents, accounts receivable, notes receivable, accounts payable and accrued expenses approximate their fair values due to the relatively short-term to maturity. Our notes payable and deferred consideration liabilities are carried at amortized cost, and our redeemable NCI is recognized at the greater of carrying value or estimated redemption value at the end of each reporting period.
Non-recurring fair value measurements
Our assets measured at fair value on a nonrecurring basis include our long-lived assets and goodwill. We review the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or, at minimum, annually for goodwill. Any resulting asset impairment would require that the asset be written down to fair value. Fair value measurements of these assets are derived using inputs classified within Level 3 of the fair value hierarchy.
Recurring fair value measurements
Our financial instruments measured at fair value on a recurring basis include certain equity investments and contingent consideration liabilities. The lowest level of inputs that are significant to the fair value measurements of these financial instruments are not based on observable market data; and therefore, these financial instruments are classified within Level 3 of the fair value hierarchy.

As of March 31, 2026 and December 31, 2025, our financial instruments measured at fair value on a recurring basis were classified in the fair value hierarchy as follows:

	As of March 31, 2026
	Level 1	Level 2	Level 3	Total
Contingent consideration liabilities	$—	$—	$3,047	$3,047
	$—	$—	$3,047	$3,047

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Contingent consideration liabilities	$—	$—	$3,358	$3,358
	$—	$—	$3,358	$3,358
Level 3
As of March 31, 2026 and December 31, 2025, the following valuation methodologies and significant unobservable inputs were used to derive the fair value measurements of our financial instruments measured at fair value on a recurring basis:

			As of
Financial instrument	Valuation methodology	Level 3 input	March 31, 2026	December 31, 2025
Contingent consideration - EMMAC	Monte Carlo simulation	Timing of achievement	2 years	2 years
		Probability of achievement	99.0%	99.0%
There were no transfers between fair value levels during the three months ended March 31, 2026 and December 31, 2025.
Financial Risk Management
We are exposed to financial risks, including credit risk, liquidity risk and market risk. The following discussion summarizes our approach to managing these risks.
Credit risk
Credit risk is the risk we incur a loss on a financial instrument as a result of a customer or third party failing to meet contractual obligations. Credit risk arises principally from our financing receivables, including our accounts receivable and notes receivable. Our maximum credit exposure as of March 31, 2026 and 2025 equates to the aggregate carrying amount of our cash and cash equivalents, restricted cash and cash equivalents, accounts receivable and notes receivable.
The majority of our revenues are derived from our retail dispensaries, where customers are required to transfer payment immediately upon purchase. For the three months ended March 31, 2026 and 2025, Retail revenues represented 71% and 75%, respectively, of our Total revenues, net.
In the normal course of business, we provide financing to our non-retail customers as trade accounts receivables. We may also extend financing, as notes receivable, in connection with an acquisition or divestiture. While we have not adopted standardized credit policies, we have established processes to mitigate credit risk on such financing receivables, which include assessing creditworthiness on an individual basis.
Given the increasing financial pressure across the cannabis industry, we have heightened our monitoring of credit exposure to other cannabis operators and continue to prioritize timely collections of outstanding trade accounts receivables
Liquidity risk
Liquidity risk is the risk that we will not have sufficient liquidity to settle our financial obligations and liabilities when due. We mitigate liquidity risk through management of our capital structure.

We have material debt obligations requiring scheduled principal and interest payments, which are subject to various financial covenants. Non-compliance with these financial covenants or failure to make timely debt service payments could result in the outstanding principal and accrued interest on our debt obligations becoming due immediately or on demand, which would have a material adverse impact on our financial position and cash flows.
Currency risk
Our financial position, results of operations and cash flows are presented in USD, which requires us to translate the financial accounts for our international subsidiaries into USD, using exchange rates at specific reporting dates or average rates over the reporting period, as applicable. Transactions which are denominated in currencies other than the USD are subject to both transaction risk and translation risk.
As of March 31, 2026, we had no hedging agreements in place with respect to foreign exchange rates.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents (including those that are restricted) bear interest at market rates. Our notes receivable and notes payable have fixed rates of interest and are carried at amortized cost. We do not account for any fixed-rate financial assets or fixed-rate financial liabilities at fair value. Accordingly, we have limited exposure to interest rate sensitivity risk with respect to these financial instruments.
Geography risk
The geographic concentration of our domestic and international operations exposes us to heightened risk if the U.S. or international cannabis markets experience significant adverse developments or if macroeconomic conditions deteriorate. Factors that may adversely affect U.S. or international cannabis markets include, among others, the following:
•weakened consumer demand as a result of economic headwinds, such as industry slowdowns and changing demographics;
•inability or unwillingness of customers to pay current and/or increased prices;
•rising operating expenses, such as taxes, utilities and routine maintenance;
•local conditions, such as oversupply of or reduced demand for cannabis products;
•regulatory restrictions or local laws, which could result in market saturation, price compression and/or increased operating costs;
•concentration of and competition from other cannabis cultivators, manufacturers and distributors;
•competition from manufacturers of naturally occurring cannabinoids and pharmaceutical and synthetic alternatives;
•competition from participants in adjacent markets, including the alcoholic beverage, tobacco and health and wellness sectors; and
•specific regional acts of nature, such as earthquakes, fires and floods.
Industry risk
Cannabis-related activities are illegal under U.S. Federal law, and enforcement of such federal laws could have significant adverse risks on our operations. Our shareholders should carefully evaluate the risk factors discussed within the MD&A and in the Annual Information Form.
Capital management

Our primary objective when managing capital is to continually provide returns to our shareholders and benefits to our other stakeholders. Our capital structure consists of shareholders’ equity and notes payable, net of cash, cash equivalents and restricted cash and cash equivalents. In order to safeguard our ability to continue as a going concern, we manage and adjust our capital structure, in response to changes in the economic conditions of the jurisdictions in which we operate and on the risk characteristics of our underlying assets. We expect cash on hand together with anticipated cash flows from our operating and financing activities will be sufficient to meet our capital requirements and operational needs over the next 12 months.
Regulatory Environment: Issuers With U.S. Cannabis-Related Operations
In response to the on-going conflict between U.S. federal and U.S. state regulatory frameworks governing cannabis-related activities, the Canadian Securities Administrators issued Staff Notice 51-352, Issuers with U.S. Marijuana-Related Activities, which outlines industry-specific disclosure requirements for Canadian reporting issuers with operations or investments in the U.S. cannabis industry.
Pursuant to Staff Notice 51-352, the following disclosure is aimed at providing additional information regarding:
•our involvement in the U.S. cannabis industry and quantifying our balance sheet and operating statement exposure to U.S. cannabis-related activities;
•statements and other available guidance made by U.S. federal authorities or U.S. federal prosecutors regarding the risk of enforcement action as a result of our involvement with cannabis-related activities;
•risks related to our involvement in cannabis-related activities, including, among others, (i) the risk that third party service providers could suspend or withdraw services and (ii) the risk that regulatory bodies could impose certain restrictions on our ability to operate in the U.S.;
•our ability and our affiliates’ ability to access both public and private capital as well as the financing options that are and are not available to us and our affiliates to support continuing operations;
•cannabis-related regulations and applicable licensing requirements of each U.S. state in which we and/or our affiliates operate as well as our program for monitoring compliance with these regulations and licensing requirements; and
•the status of our compliance with the cannabis-related regulatory framework and applicable licensing requirements of each U.S. state in which we and our affiliates operate.
Our Involvement in the U.S. Cannabis Industry
In the U.S., cannabis remains classified as a Schedule I controlled substance under U.S. federal law, except for certain state-licensed medical cannabis products that have been reclassified to Schedule III under the CSA pursuant to recent federal regulatory actions, as further discussed herein.
In the U.S., we and our affiliates are directly involved in the cannabis industry in certain U.S. states that have legalized the medical and/or adult-use of cannabis. Currently, we and our affiliates hold the requisite licenses to engage in the cultivation, manufacture, processing, distribution and sale of cannabis, as permitted, in the states of Arizona, Connecticut, Florida, Illinois, Maine, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Pennsylvania and Utah. In addition, we have partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania, and on November 14, 2024, we were granted the license to operate the first Marijuana Research Facility in Massachusetts.
For the three months ended March 31, 2026, 85% of our Total revenues, net were directly derived from U.S. cannabis-related activities. We do not differentiate our net assets between those directly derived from cannabis-related activities and those that are unrelated; therefore, such information is not presented.

Regulatory Frameworks Governing Cannabis-Related Activities in the U.S.
Overview of U.S. Federal Regulatory Framework
The Controlled Substances Act
The U.S. federal government regulates drugs, including cannabis, under the CSA, which classifies controlled substances into one of five schedules. Historically, cannabis, other than hemp containing less than 0.3% tetrahydrocannabinol (“THC”) on a dry weight basis, was classified as a Schedule I controlled substance. However, pursuant to recent federal regulatory actions, as further discussed herein, certain state-licensed medical cannabis products have been reclassified to Schedule III. Notwithstanding these developments, cannabis remains federally illegal in most forms, and the possession, use, cultivation and distribution of cannabis continue to be subject to significant restrictions under U.S. federal law.
While most jurisdictions have a uniform national framework for regulation of cannabis-related activities, in the U.S., cannabis is separately regulated at the U.S. state and local jurisdictional levels. As a result, U.S. states that have legalized the medical and/or adult-use of cannabis have regulatory frameworks that are in direct conflict with that of the U.S. federal government.
The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and U.S. federal laws made pursuant to it are paramount and, in case of conflict between U.S. federal and U.S. state law, U.S federal law shall apply. Consequently, although our activities are compliant with applicable cannabis-related U.S. state and local regulations, strict compliance with these U.S. state and local regulations may neither absolve the Company of liability under U.S. federal law nor provide a defense to federal criminal charges that may be brought against the Company.
To address the conflicting treatment of cannabis under U.S. federal and state law, the DOJ has, from time to time, issued guidance regarding federal enforcement priorities. On August 29, 2013, then Deputy Attorney General James Cole issued a memorandum (the “Cole Memorandum”) outlining a framework for prioritizing enforcement of the Controlled Substances Act in jurisdictions that had legalized cannabis in some form. The Cole Memorandum indicated that cannabis-related activities conducted in compliance with robust state regulatory systems were less likely to be prioritized for federal enforcement, provided certain federal priorities—such as preventing distribution to minors, diversion across state lines and involvement of criminal enterprises—were not implicated.
On January 4, 2018, the Cole Memorandum was rescinded by then Attorney General Jeff Sessions, resulting in the restoration of prosecutorial discretion at the individual U.S. Attorney level. Since that time, federal enforcement of cannabis laws has generally been guided by broader DOJ priorities. During his confirmation hearing in 2021, Attorney General Merrick Garland indicated that the DOJ would focus its resources on violent crime and organized criminal activity and would not prioritize enforcement against individuals and businesses operating in compliance with state cannabis laws.
More recently, U.S. federal regulatory actions relating to the potential and partial rescheduling of cannabis under the CSA may further influence federal enforcement priorities. However, the extent to which such developments will affect DOJ enforcement practices remains uncertain, and there can be no assurance that U.S. federal authorities will not enforce applicable U.S. federal laws against U.S. state-licensed cannabis businesses.
•On December 18, 2025, President Trump issued the “Executive Order on Expedited Cannabis Rescheduling” directing the Attorney General and the DEA to evaluate the classification of cannabis under the CSA and to advance the U.S. federal rulemaking process with respect to potential rescheduling. The executive order reflects evolving U.S. federal policy priorities; however, subsequent regulatory actions taken by the DOJ and the DEA in April 2026 are more directly relevant to the current regulatory framework.
The executive order does not itself change the legal status of cannabis under U.S. federal law, nor does it legalize the cultivation, manufacture, distribution or sale of cannabis or authorize interstate commerce. As of the date of this MD&A, the timing, scope and ultimate outcome of the federal rulemaking process remain uncertain.

•On April 23, 2026, the DOJ and the DEA issued the following orders1 related to the rescheduling of cannabis as a controlled substance under the CSA:
(i)Rescheduling Order: an order reclassifying certain marijuana-related products from Schedule I to Schedule III, specifically FDA-approved drug products containing marijuana and marijuana products produced in compliance with state-issued medical marijuana licenses;
(ii)Proposed Rule: an order cancelling the previously scheduled administrative law hearing related to the proposed rule issued in May 2024 to broadly reschedule marijuana and
(iii)Hearing Order: an order initiating a new administrative hearing on the Proposed Rule, scheduled to occur from June 29, 2026 through July 15, 2026.
Rescheduling Order
While the Rescheduling Order clearly reclassifies state-licensed medical cannabis to Schedule III under the CSA, additional guidance from the DEA and the U.S. Department of the Treasury (the “Treasury”) is expected regarding its interpretation and application. Key areas requiring further clarification include:
•Mixed medical and adult-use operations: For businesses that operate both medical and adult-use cannabis under state licenses, it remains unclear how “medical cannabis” will be defined and whether operational or structural separation will be required. Accordingly, the extent to which we may benefit from relief under Section 280E is uncertain.
•Registration with the DEA: The Rescheduling Order permits state-licensed cannabis operators to apply for registration with the DEA for the manufacture, distribution and dispensing of medical cannabis. If obtained, such registration would permit our U.S. state-licensed medical cannabis activities to be conducted in compliance with applicable provisions of the CSA; however, such products would not be approved by the FDA. The Company intends to pursue applicable registrations. If obtained, revenues generated from such operations would be expected to reduce or eliminate characterization as proceeds from trafficking in a controlled substance and the associated federal money laundering risk. While this development may have a favorable impact on our operations, the extent to which it may improve access to capital markets, financial services or commercial counterparties remains uncertain.
•Interstate and International Commerce: DEA registration may enable participation in the lawful transfer and sale of medical cannabis, including across state lines and potentially internationally. However, the DEA is expected to retain significant discretion over the scope of permitted activities, and it is not currently possible to determine the extent to which our medical cannabis operations may be able to engage in interstate or international commerce.
•Retroactive Application of Section 280E Relief: The Rescheduling Order acknowledges that the reclassification of state-licensed medical cannabis may affect the application of Section 280E and encourages the Secretary of the Treasury to consider retroactive relief. While such relief could potentially apply to prior tax years as well as to the tax year ending December 31, 2026, there can be no assurance that any retroactive application will be permitted.
It is important to note that the Rescheduling Order does not affect the classification of adult-use cannabis under the CSA, which remains a Schedule I controlled substance. In addition, the Rescheduling Order may be subject to legal challenges, which could delay, limit or eliminate its anticipated benefits.
Proposed Rule and the Hearing Order
While the Rescheduling Order applies only to state-licensed medical cannabis, the Proposed Rule, if finalized, would result in the reclassification of cannabis to Schedule III more broadly, without regard to whether such cannabis is produced for medical or adult-use or under a state license.
1 Full text of the orders is available in the U.S. Federal Register, “Schedules of Controlled Substances: Rescheduling of Food and Drug Administration Approved Products,” published April 28, 2026.

We expect the Hearing Order to advance the rulemaking process, consistent with recent policy direction expressed by the Trump administration; however, the timing and outcome of the Proposed Rule remain uncertain. If adopted, the Proposed Rule would clarify that Section 280E does not apply to our operations more broadly, which could result in a material reduction in our uncertain tax positions. The magnitude and timing of such impact will depend on the scope of any related guidance issued by the Secretary of the Treasury, including with respect to retroactivity.
The Proposed Rule and the associated rulemaking process are expected to face legal challenges. If such challenges are successful, the anticipated benefits of broader rescheduling may be delayed or may not be realized.
Rohrabacher-Farr Amendment
Companies operating in the U.S. medical cannabis industry have historically benefited from a measure of protection from U.S. federal enforcement through a rider provision to federal appropriations legislation, commonly referred to as the “Rohrabacher-Farr Amendment”. This provision restricts the DOJ from using congressionally appropriated funds to interfere with the implementation of U.S. state laws authorizing the use, distribution, possession or cultivation of medical cannabis. The Rohrabacher-Farr Amendment must be renewed annually as part of the U.S. federal appropriations process and does not provide immunity from prosecution or alter the underlying illegality of cannabis under U.S. federal law. While the Congress of the United States (“Congress”) has consistently renewed the provision since fiscal year 2015, there can be no assurance that it will be extended in future appropriations legislation.
In recent years, numerous bills have been introduced in Congress to address various aspects of U.S. federal cannabis policy, including the decriminalization of cannabis, the imposition of U.S. federal taxes, the establishment of national public health and safety standards and the promotion of social equity and economic opportunities in communities disproportionately impacted by the War on Drugs. Notable examples include the Cannabis Administration and Opportunity Act (the “CAOA”) and the Marijuana Opportunity Reinvestment and Expungement Act (the “MORE Act”). While neither the CAOA nor the MORE Act has been enacted, the continued introduction of cannabis-related legislation reflects ongoing legislative interest in reforming the federal regulatory framework.
There can be no assurance that U.S. state laws legalizing and regulating cannabis-related activities will not be repealed, amended or otherwise restricted, including by local governmental authorities. In addition, there can be no assurance that comprehensive U.S. federal legislation to de-schedule or decriminalize cannabis will be enacted in the near term or at all, or that any such legislation would preserve existing state-based regulatory programs or otherwise be favorable to our U.S. state-licensed operations. Unless and until Congress amends the CSA and notwithstanding ongoing federal regulatory developments, including the potential broad rescheduling of cannabis, U.S. federal authorities may continue to enforce applicable U.S. federal law against U.S. state-licensed cannabis businesses.
Although the Cole Memorandum has been rescinded, we continue to adhere to operating policies and procedures that reflect industry best practices developed during the period in which such guidance was in effect. These policies and procedures are designed to ensure that:
Although the Cole Memorandum has been rescinded, we continue to adhere to the operating policies and procedures that became industry best practice while the Cole Memorandum was in effect to ensure our
(i)operations are conducted in compliance with applicable licensing requirements at the U.S. state and local levels;
(ii)cannabis-related activities remain within the scope of the licenses held, including limiting sales to authorized patients or eligible adult consumers, as applicable;
(iii)controls are designed to restrict the distribution of cannabis products to minors;
(iv)controls are designed to prevent the diversion of funds to criminal enterprises, gangs or cartels;
(v)U.S. state-mandated seed-to-sale inventory tracking systems and related procedures are effective in monitoring cannabis and cannabis-derived inventory and preventing diversion across state lines or into jurisdictions where such activities remain prohibited;

(vi)our operations are not used to facilitate the trafficking of other illegal substances or other unlawful activities, including violations of applicable anti-money laundering laws; and
(vii)cannabis and cannabis-derived products comply with applicable regulatory requirements, including labeling and disclosure requirements intended to mitigate public health risks.
In addition, we conduct background checks on principal officers and members of management and perform ongoing reviews of our cannabis-related operations, including the premises on which such operations occur and the policies and procedures governing the possession of cannabis and cannabis-derived products outside licensed premises. See “Compliance and Monitoring” section herein for additional information.
Reform of Federal Legislation on Industrial Hemp
On December 20, 2018, the Agriculture Improvement Act of 2018, Pub. L. 115-334 (the “2018 Farm Bill”), was signed into law. The 2018 Farm Bill amended the definition of cannabis under the CSA to exclude hemp, defining hemp as the plant Cannabis sativa L. and any part of that plant—including seeds, derivatives, extracts, cannabinoids, isomers, acids, salts and salts of isomers—provided it contains no more than 0.3 percent delta-9 tetrahydrocannabinol (“Delta-9 THC”) on a dry weight basis. The legislation granted U.S. states the authority to license and regulate the cultivation, production, distribution and sale of hemp and hemp-derived products, such as CBD. In contrast to cannabis, hemp and qualifying hemp-derived products may be distributed and sold across U.S. state lines, provided that the hemp from which such products are derived was cultivated pursuant to a license issued under a U.S. state program approved by the U.S. Department of Agriculture.
Despite the redefinition of hemp under the 2018 Farm Bill, the FDA continues to exercise jurisdiction over hemp-derived products under the Federal Food, Drug, and Cosmetic Act. To date, the FDA (i) has approved only one prescription drug containing CBD, Epidiolex; (ii) prohibits the marketing of CBD as a dietary supplement, as CBD is the active ingredient in Epidiolex; and (iii) prohibits the addition of CBD, THC or other hemp-derived extracts to food or beverages sold in U.S. interstate commerce. The FDA does permit the use of CBD in cosmetic products, provided that such products otherwise comply with the Federal Food, Drug, and Cosmetic Act and do not make therapeutic claims. In January 2023, the FDA announced that existing regulatory frameworks for food and dietary supplements are not appropriate for CBD and indicated its intention to work with Congress to establish a new regulatory pathway for CBD products.
On November 12, 2025, Congress enacted legislation that amended the federal definition of 'hemp' and established a revised federal regulatory framework governing hemp‑derived cannabinoid products (collectively, the “Hemp Amendments”). The Hemp Amendments are scheduled to take effect on November 12, 2026 and represent the most significant federal change affecting hemp‑derived cannabinoid products since the enactment of the 2018 Farm Bill. Among other things, the Hemp Amendments (i) replace the prior delta‑9‑THC threshold with a “total THC” standard that includes delta‑9 THC, THCA and other specified cannabinoids; (ii) establish new federal limits on total THC permitted in consumable hemp‑derived cannabinoid product; (iii) impose expanded compliance obligations on manufacturers, distributors and retailers of hemp‑derived cannabinoid products; and (iv) increase federal oversight of the marketing and distribution of intoxicating hemp‑derived products. These developments may restrict or prohibit categories of hemp‑derived cannabinoid products that previously were marketed as compliant with federal law and may increase regulatory uncertainty and potential enforcement risk with respect to hemp‑derived cannabinoid products. As of the date of this MD&A, it remains unclear how federal agencies will implement and enforce the Hemp Amendments or how these changes will integrate with existing U.S. state regulatory frameworks for hemp and consumable cannabinoid products.
Anti-Money Laundering Laws and Access to Capital
U.S. federal law makes it illegal for financial institutions to provide services to U.S. state-licensed cannabis businesses. Accepting proceeds from the sale of cannabis—historically classified as a Schedule I controlled substance under the CSA—may be considered money laundering under U.S. federal law. Notwithstanding recent federal regulatory actions reclassifying certain state-licensed medical cannabis activities to Schedule III, significant uncertainty remains regarding the application of federal anti-money laundering laws to cannabis-related proceeds. Consequently, financial institutions that depend on the U.S. Federal Reserve’s money transfer system face significant legal, regulatory and compliance risks when servicing cannabis-related businesses, which has limited their willingness to accept cannabis-related deposits.

In 2014, the Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”) issued guidance (the “FinCEN Guidance”) to financial institutions and U.S. prosecutors. The FinCEN Guidance advised U.S. prosecutors not to prioritize enforcement against financial institutions that serve U.S. state-licensed cannabis businesses, provided those businesses comply with U.S. state law and do not violate U.S. federal enforcement priorities under the Cole Memorandum, such as preventing access to cannabis by minors or organized crime. The FinCEN Guidance also outlined how U.S. financial institutions can provide depository services while complying with their obligations under the Bank Secrecy Act, including enhanced customer due diligence and reporting requirements.
The FinCEN Guidance reduced some enforcement risk but did not provide immunity from prosecution. It also increased the cost and burden of compliance, which has discouraged most financial institutions from entering the cannabis sector. Only a limited number of U.S. state-chartered banks and credit unions currently service U.S. state-licensed cannabis businesses. These institutions typically cap cannabis-related deposits at a small portion of their balance sheets, maintain large cash reserves to cover such deposits on demand and charge higher fees to offset compliance costs. In practice, the FinCEN Guidance has not led to a broader willingness among financial institutions to serve U.S. state-licensed cannabis businesses, and most continue to refrain due to the compliance requirements.
Several bills have been introduced in Congress to expand access to banking services, including the Secure and Fair Enforcement Regulation (“SAFER”) Banking Act. In 2023, the Senate Banking Committee approved the SAFER Banking Act by a bipartisan vote of 14-9. The SAFER Banking Act is pending a full Senate vote, but passage remains uncertain. Despite growing support in Congress and among the public, there is no assurance such legislation will be enacted.
Because traditional bank financing is generally unavailable, we rely on equity and debt financing to support our operations, capital expenditures and acquisitions. Until U.S. federal law changes, there can be no assurance that financing will be available to us when needed or on acceptable terms. If additional financing is not available, our ability to fund operations, capital projects, and acquisitions could be limited. Raising funds through equity or convertible debt issuances may also cause significant dilution to our existing shareholders, and new securities may carry rights, preferences or privileges senior to those of our outstanding SVS.
Continued restrictions on financial services available to U.S. cannabis-related businesses may materially and adversely affect our liquidity, growth strategy, and overall financial condition. See the “Risk Factors” section of the Annual Information Form for further risk factors associated with limitations on access to U.S. banking and financing.
Service Providers
Adverse changes in the enforcement of U.S. cannabis laws, regulatory or political shifts, increased scrutiny by regulatory authorities or negative changes in public perception regarding cannabis use could cause our third-party service providers to suspend or withdraw their services, which may have a material adverse effect on our operations.
Heightened Scrutiny by Regulatory Authorities
As outlined above, our existing U.S. operations and any future operations or investments may be subject to heightened scrutiny by regulators, stock exchanges and other authorities. Such scrutiny could restrict our ability to operate or invest in certain jurisdictions and may also affect our listings on the TSX and OTCQX and our reporting obligations in Canada and the U.S.
Adverse changes in government policies or public opinion could significantly influence cannabis regulation in Canada, the U.S. and other jurisdictions. A negative shift in public perception of medical or adult-use cannabis could affect future legislation, regulation or enforcement and may result in the abandonment of initiatives or proposals to legalize medical or adult-use cannabis. Violations of U.S. federal laws and regulations could result in fines, penalties, administrative sanctions, civil settlements or criminal charges.
Following the TSX listing, we became subject to TSX Requirements2, which restrict direct or indirect ownership of, or investment in, entities engaged in the cultivation, distribution or possession of cannabis in the U.S. in a manner that may be considered in violation of U.S. federal law. In addition, Curaleaf Holdings, Inc. is restricted from transferring funds to
2 Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual and TSX Staff Notice 2017-0009 (collectively, the “TSX Requirements”).

Curaleaf, Inc. or its operations engaged in such activities, and Curaleaf, Inc., together with its subsidiaries and controlled entities, is similarly restricted from transferring funds to Curaleaf Holdings, Inc., including through dividends or other distributions. Noncompliance with these TSX requirements could result in regulatory action by the TSX, including the denial of certain approvals, such as the listing of additional securities, or the suspension or delisting of our securities.
The clearing of our outstanding SVS depends on the Clearing and Depository Services Inc. (the “CDS”) for SVS quoted on the TSX and the Depository Trust Company (the “DTC”) for SVS quoted on the OTCQX. If the CDS or the DTC imposed a ban on clearing securities of issuers with cannabis-related activities in the U.S., or if we otherwise became ineligible with the CDS or the DTC, our outstanding SVS could become highly illiquid and shareholders could be prevented from trading their SVS on the TSX or OTCQX.
Compliance and Monitoring
We use reasonable commercial efforts to remain in material compliance with the cannabis regulatory environment in the U.S. In addition, we actively participate in the regulatory and legislative processes at the U.S. federal, state and local levels through our compliance and government relations departments, legal counsel, third-party consultants and engagement with cannabis industry groups. We hold all required licenses to cultivate, manufacture, possess and distribute cannabis in the U.S. states in which we operate and remain in good standing and in material compliance with the applicable cannabis regulatory programs in each such U.S. state.
While we may occasionally be cited or fined by U.S. state regulators for non-compliance with cannabis regulations, including those related to product labeling, testing, potency or the use of banned additives, we are not aware of any circumstances that would likely result in regulatory actions with a material adverse impact on our operations or financial condition.
Our Compliance Department, reporting to the Chief Legal Officer (“CLO”), oversees state-level compliance functions, monitors local regulatory processes, reports developments to the CLO and designs and implements strategies in response to regulatory changes, while also working with third-party legal counsel to ensure compliance with U.S. cannabis laws and regulations. Our Government Relations Department works with management to (i) develop and maintain relationships with U.S. state and local regulators, elected officials and cannabis industry groups and (ii) implement strategies that protect our rights and those of our U.S. affiliates to participate in the U.S. cannabis industry.
See the “Risk Factors” section of the Annual Information Form for further risk factors associated with our U.S. operations and those of our U.S. affiliates.
Overview of U.S. State Regulatory Frameworks
Despite the continued illegality of cannabis under U.S. federal law, 48 U.S. states, the District of Columbia and the territories of Puerto Rico, the U.S. Virgin Islands, Guam and the Northern Mariana Islands have legalized some form of cannabis for medical use. In addition, 24 states, the U.S. Virgin Islands, the Northern Mariana Island, Guam and the District of Columbia have legalized cannabis for adult-use.
Each U.S. state that has legalized medical or adult-use cannabis imposes unique licensing requirements, limits on the number of facilities a license holder may operate, caps on the number of license holders and other regulatory conditions. All of the U.S. states in which we operate permit the use of cannabis for specific qualifying conditions when recommended by a medical doctor, and cannabis is sold in licensed dispensaries to adults aged 21 or older.
We are, in all material respects, compliant with the laws and regulations governing our U.S. cannabis operations, including those of our affiliates.
The following summary outlines the regulatory frameworks of the U.S. states in which we operate. Dispensary counts may include licensed locations that are temporarily closed or otherwise inactive. For further information on our U.S. operations, see the “Our global footprint” section of this MD&A.

Arizona
Arizona Licensing Scheme
In Arizona, the Arizona Department of Health Services (“AZ DHS”) licenses and regulates medical and adult-use cannabis. Licenses allow one dispensary, one processing site and one cultivation site per licensee. Vertical integration is not required, and off-site processing and cultivation can be shared by cannabis establishments. As of March 31, 2026, there were 181 operating adult-use dispensaries.
Arizona Medical Patient Requirements
Qualifying medical conditions in Arizona include, but are not limited to, Alzheimer's; ALS; cancer; chronic pain; Crohn's disease; glaucoma; HIV/AIDS; hepatitis C; PTSD; severe nausea and severe or persistent muscle spasms, such as those associated with multiple sclerosis (“MS”) and epilepsy.
For a comprehensive list of qualifying conditions, see the AZ DHS’ Medical Marijuana Program: https://www.azdhs.gov/licensing/medical-marijuana/index.php#qualifying-home.
Connecticut
Connecticut Licensing Scheme
In Connecticut, the Connecticut Department of Consumer Protection (“CT DCP”) licenses and regulates medical and adult-use cannabis. Cannabis licensing is organized across several categories, including retail, cultivation, manufacturing, delivery and individual licenses and registrations, comprising multiple distinct license types. Medical dispensaries are required to have a board-certified pharmacist on-site to dispense cannabis. As of March 31, 2026, Connecticut’s dispensary framework has largely transitioned to hybrid retailer licenses, which permit the sale of both medical and adult-use cannabis, with 43 such licenses approved or issued by the CT DCP.
Connecticut Medical Patient Requirements
Qualifying medical conditions include, but are not limited to,
•For Individuals Aged 18 and Over: cancer; glaucoma; HIV/AIDS; neurological disorders (e.g., Parkinson’s, MS, epilepsy, ALS); chronic pain; PTSD; autoimmune diseases; gastrointestinal conditions (e.g., Crohn’s disease, ulcerative colitis); sickle cell disease and fibromyalgia).
•For Individuals Under 18: cerebral palsy; cystic fibrosis; muscular dystrophy; severe epilepsy; terminal illnesses requiring end of life care and intractable neuropathic pain that is unresponsive to standard medical treatments.
For a comprehensive list of qualifying conditions, see the DCP’s Medical Marijuana Program: https://portal.ct.gov/dcp/medical-marijuana-program/qualification-requirements.
Florida Licensing Scheme
In Florida, the Florida Department of Health Office of Medical Marijuana Use (“FL OMMU”) licenses and regulates medical cannabis. The FL OMMU oversees 28 Medical Marijuana Treatment Centers, which encompass all vertically integrated operations, including cultivation, processing, fulfillment/storage and dispensing. Licenses are not capped; however, local zoning approval is required for each dispensary. As of March 31, 2026, Florida had 748 dispensaries throughout the State.
Florida Ballot Initiative
A proposed constitutional amendment to legalize adult-use cannabis for individuals aged 21 and older faces significant uncertainty regarding its placement on Florida’s November 2026 general election ballot. On February 1, 2026, the Florida Department of State declared that the initiative failed to qualify after reporting only 783,592 verified signatures, falling short of the required 891,523 threshold. However, the sponsoring group, Smart & Safe Florida, has challenged this determination as premature, alleging that over 1.4 million signatures were submitted and that administrative delays or improper disqualifications at the county level have suppressed the verified total. While the Florida Supreme Court recently dismissed a review of the measure’s ballot language based on the state’s declaration, ongoing litigation and potential court-ordered recounts leave the amendment’s final status in flux. Should the measure overcome these legal hurdles to reach the ballot, it would still require a 60% supermajority vote to pass.
Florida Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cancer; epilepsy; glaucoma; HIV/AIDS; PTSD; ALS; Crohn’s disease; Parkinson’s disease; MS; chronic non-malignant pain and terminal conditions.
For a comprehensive list of qualifying conditions, see the FL OMMU’s Medical Marijuana Use Program: https://knowthefactsmmj.com/patients/cards/.
Illinois
Illinois Licensing Scheme
In Illinois, the cannabis licensing framework is overseen by two departments: the Illinois Department of Financial and Professional Regulation for retail licenses and the Illinois Department of Agriculture for cultivation/processing licenses. License types include (i) retail, (ii) cultivation, (iii) craft growers, (iv) infusers and (v) transporters. Regulations limit each entity to a maximum of three cultivation licenses and 10 retail locations. As of March 31, 2026, Illinois had 274 adult-use operational dispensaries.
Illinois Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cancer; HIV/AIDS; ALS; Crohn’s disease; glaucoma; MS; PTSD; intractable pain; fibromyalgia; hepatitis C; Tourette’s syndrome and rheumatoid arthritis. Patients with valid opioid prescriptions may also qualify.
For a comprehensive list of qualifying conditions, see the Illinois Department of Public Health’s Medical Cannabis Program: https://www.dph.illinois.gov/topics-services/prevention-wellness/medical-cannabis.
Maine
Maine Licensing Scheme
In Maine, the Maine Department of Administrative and Financial Services Office of Cannabis Policy is responsible for licensing and regulating medical and adult-use cannabis. Licenses are not capped; however, (i) municipalities must opt-in for adult-use and (ii) medical dispensary owners must be residents of Maine. Medical licensees can be vertically integrated, with one license allowed per dispensary and one license per entity, subject to local approval and relevant licensing (e.g., tobacco or food licenses). Adult-use cannabis licensing is divided into three categories: retail, cultivation and manufacturing, with licensees permitted to hold licenses in multiple categories. As of March 31, 2026, Maine had 186 operational adult-use and 89 medical use dispensaries.
Maine Medical Patient Requirements
Qualifying conditions are determined by a practitioner and include any condition where cannabis is deemed therapeutically or palliatively beneficial.
Maryland
Maryland Licensing Scheme
In Maryland, the Maryland Medical Cannabis Commission (“MD MCC”) licenses and regulates medical and adult-use cannabis. Licenses are divided into five license types: (i) dispensary, (ii) grower/cultivator, (iii) processor, (iv) independent testing laboratory and (v) ancillary business. Each license is linked to a single facility. Regulations limit an individual or entity to holding an interest in, or control over, no more than one grower license, one processor license and four dispensary licenses. As of March 31, 2026, Maryland had 111 operational dispensaries.
Topicals and edible cannabis products are permitted, provided they are shelf-stable.
Maryland Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cachexia; chronic pain; severe nausea; severe or persistent muscle spasms; glaucoma; HIV/AIDS; Crohn's disease; PTSD and other severe chronic conditions that are unresponsive to standard medical treatment. Additionally, all dispensaries must have a clinical director available electronically.
For a comprehensive list of qualifying conditions, see the MD MCC’s Medical Cannabis Program: https://cannabis.maryland.gov/Pages/Medical_Cannabis.aspx.
Massachusetts
Massachusetts Licensing Scheme
In Massachusetts, the Massachusetts Cannabis Control Commission (“MA CCC”) licenses and regulates medical and adult-use cannabis. Medical licenses are granted to Medical Treatment Centers (“MTCs”), which are vertically integrated businesses engaged in the cultivating, processing and retailing of their own cannabis and cannabis-derived products for medical use. Adult-use licenses are divided into a range of license types, including (i) retail, (ii) cultivation, (iii) product manufacturing, (iv) testing laboratories, (v) transporters, (vi) couriers, (vii) research facilities, (viii) social consumption establishments, (ix) microbusinesses and (x) delivery services. Licensees are permitted to hold no more than three licenses within a single license type. Additionally, canopy space is capped at 100,000 square feet, which must be distributed across no more than three cultivation licenses and three MTCs. As of March 31, 2026, Massachusetts had 89 operational MTCs.
Massachusetts Medical Patient Requirements
Qualifying conditions include, but are not limited to, cancer; glaucoma; HIV/AIDS; hepatitis C; ALS; Crohn’s disease; Parkinson’s disease and MS, when such diseases are debilitating. Other debilitating conditions require the attestation of a Qualifying Patient’s healthcare provider.
For a comprehensive list of qualifying conditions, see the MA CCC's Medical Use of Marijuana Program: https://www.mass.gov/info-details/massachusetts-law-about-medical-marijuana.
Massachusetts Ballot Initiative
In Massachusetts, recent legislative activity has focused on expanding, rather than repealing, adult‑use cannabis, with the Senate in November 2025 passing a reform bill that would double the adult-use possession limit from one ounce to two ounces and restructure the Cannabis Control Commission to modernize and strengthen the state’s regulatory framework.
Missouri
Missouri Licensing Scheme
In Missouri, the Missouri Department of Health and Senior Services (“MD HSS”) licenses and regulates medical and adult-use cannabis (also known as “comprehensive licenses”). License types are divided into (i) cultivation, (ii) infused product manufacturing, (iii) dispensary, (iv) transportation, (v) testing and (vi) microbusiness. Missouri does not require vertical integration, and each license is tied to a single facility. Facilities are prohibited from being owned, in whole or in part, or managed by any individual with a disqualifying felony offense. Additionally, no owner may hold more than 10% of the total number of medical and adult-use licenses within each license type. As of March 31, 2026, Missouri had 223 operational dispensaries.

Missouri Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cancer; epilepsy; glaucoma; intractable migraines; persistent muscle spasms (e.g., MS and Parkinson's); PTSD; Crohn's disease; HIV/AIDS and terminal illnesses. Physicians may certify other chronic, debilitating conditions.
For a comprehensive list of qualifying conditions, see the MD HSS’ Medical Marijuana Regulation Program: https://health.mo.gov/safety/cannabis/patient-services.php.
Nevada
Nevada Licensing Scheme
In Nevada, the Nevada Cannabis Compliance Board (“NV CCB”) licenses and regulates medical and adult-use cannabis. Cannabis licenses types include (i) cultivation, (ii) product manufacturing, (iii) distribution, (iv) dispensary/retail, (v) testing laboratory and (vi) consumption lounge. Licenses are not capped; however, they are issued only during designated licensing rounds, which are conducted only on an as needed, based on jurisdictional regulations. As of March 31, 2026, Nevada had one medical and 106 adult-use operational dispensaries.
Nevada Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, HIV/AIDS; cancer; anorexia nervosa; epilepsy; glaucoma; autism spectrum disorders; opioid addiction; muscle spasms (including, without limitation, spasms caused by MS) and neuropathic conditions, whether or not such condition causes seizures.
For a comprehensive list of qualifying conditions, see the NV CCB’s Medical Marijuana Program: https://dpbh.nv.gov/Reg/MM-Patient-Cardholder-Registry/.
New Jersey
New Jersey Licensing Scheme
In New Jersey, the New Jersey Cannabis Regulatory Commission (“NJ CRC”) licenses and regulates medical and adult-use cannabis. Medical licenses are granted to Alternative Treatment Centers, which are vertically integrated businesses engaged in the cultivating, manufacturing and dispensing of their own cannabis and cannabis-derived products for medical use. Adult-use licenses are divided into the following types: (i) cultivation, (ii) manufacturing, (iii) wholesale, (iv) distribution, (v) retail and (vi) delivery. Adult-use licensees may vertically integrate by holding any combination of the license types simultaneously or by holding wholesale and distributor licenses simultaneously. Licenses are not capped; however, adult-use licensees are limited to operating one business per license type. As of March 31, 2026, New Jersey had 41 medical and 408 adult-use dispensaries operational.
New Jersey Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, ALS; anxiety; cancer; chronic pain; epilepsy; glaucoma; HIV/AIDS; Crohn's disease; PTSD; MS and terminal illnesses with a prognosis of less than 12 months.
For a comprehensive list of qualifying conditions, see the NJ CRC’s Medicinal Cannabis Program: https://www.nj.gov/cannabis/medicinalcannabis/medicinal/.
New Jersey Recent Legislation
New Jersey has authorized cannabis consumption lounges under N.J.S.A 24:6I-21, a provision enacted as part of the New Jersey Cannabis Regulatory, Enforcement Assistance, and Marketplace Modernization Act. The NJ CRC began accepting applications from social equity applicants in January 2025, diversely owned businesses and microbusinesses in April 2025 and all interested Class 5 cannabis retail operators in July 2025. The first four approvals were granted in August 2025.
New York
New York Licensing Scheme
In New York, the New York Cannabis Control Board (“NY CCB”), within the Office of Cannabis Management, licenses and regulates medical and adult-use cannabis. Medical licenses are granted to ‘registered organizations’, which are vertically integrated businesses permitted to manage one medical cultivation/processing facility and up to four medical dispensaries. Adult-use license types include (i) cultivation, (ii) processing, (iii) distribution, (iv) retail and (v) microbusiness operations. As of March 31, 2026, New York had 34 operational registered organization dispensary locations and 623 operational adult-use dispensaries.
New York Medical Patient Requirements
Under the OCM’s Medical Cannabis Program certification and registration system, practitioners are authorized to certify patients for medical cannabis use for any condition they believe can be effectively treated with medical cannabis.
For a comprehensive list of qualifying conditions, see the NY CCB’s Medical Cannabis Program: https://cannabis.ny.gov/medical-cannabis.
New York Recent and Proposed Legislation
New York has implemented Metrc, a seed-to-sale tracking system intended to reduce the availability of illegal cannabis and cannabis-derived products in the state. The system went live in December 2025, and integration across cannabis licensees is ongoing.
North Dakota
North Dakota Licensing Scheme
In North Dakota, the North Dakota Department of Health and Human Services (“ND HHS”) licenses and regulates medical cannabis. There are two categories of licenses: manufacturing facilities (which are subdivided into cultivation-only and manufacturing-only) and dispensaries. Each license permits the operation of one dispensary or manufacturing facility per licensee. Currently, the ND HHS is permitted to issue a maximum of two manufacturing facilities licenses and eight dispensary licenses. As of March 31, 2026, all available licenses have been awarded.
Manufacturing facilities are restricted to activities that fall under (i) producing, (ii) processing, (iii) acquiring, (iv) possessing, (v) storing, (vi) transferring and (vii) transporting medical cannabis or medical cannabis-derived products (excluding edibles). Dispensaries are only permitted to purchase cannabis from licensed manufacturing facilities and engage in the storing, delivering, transferring and transporting of medical cannabis.
North Dakota Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cancer; HIV/AIDS; ALS; PTSD; epilepsy; MS; Crohn's disease; neuropathies; Tourette’s syndrome; Ehlers-Danlos syndrome; autism spectrum disorders; brain injuries and terminal illnesses.

For a comprehensive list of qualifying conditions, please see the ND HHS’ Medical Marijuana Program: https://www.health.nd.gov/mm.
Ohio
Ohio Licensing Scheme
As of January 1, 2024, regulatory oversight of Ohio’s cannabis program is shared between two departments. The Division of Cannabis Control (“OH DCC”), within the Ohio Department of Commerce, oversees the registration of patients and caregivers and licenses medical cultivators, processors, dispensaries and testing laboratories. The OH DCC is also responsible for licensing and regulating the adult-use cannabis. The State Medical Board of Ohio certifies physicians to recommend medical cannabis and approve qualifying conditions.
The medical market is divided into the following license types: (i) cultivator (Level I and Level II), (ii) processor, (iii) dispensary and (iv) testing. Each license is tied to a single facility. As of March 31, 2026, Ohio had 207 dispensaries with a dual-use Certificate of Operation that are permitted to sell both medical and adult-use cannabis.
Ohio Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, ALS; epilepsy; severe chronic or intractable pain; PTSD; MS; Parkinson's disease; Crohn's disease; glaucoma; HIV/AIDS; Tourette’s syndrome; traumatic brain injuries; ulcerative colitis and terminal illnesses.
For a comprehensive list of qualifying conditions, see the OH DCC’s Medical Marijuana Control Program Patient & Caregiver Registry: https://com.ohio.gov/divisions-and-programs/cannabis-control/patients-caregivers.
Pennsylvania
Pennsylvania Licensing Scheme
In Pennsylvania, the Pennsylvania Department of Health (“PA DOH”) licenses and regulates medical cannabis. There are three license types: (i) grower/processor, (ii) dispensary and (iii) clinical registrant. As of March 31, 2026, Pennsylvania had 192 operational dispensaries and 12 operational grower/processors. PA DOH also requires each licensed dispensary to have a pharmacist or physician on-site during operating hours.
Pennsylvania Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, ALS; anxiety disorder; cancer; epilepsy; glaucoma; HIV/AIDS; PTSD; MS; severe chronic or intractable pain; neurodegenerative diseases; Huntington’s disease; opioid use disorder (unresponsive to standard medical treatment) and terminal illnesses.
For a comprehensive list of qualifying conditions, see the PA DOH’s Medical Marijuana Program: https://www.pa.gov/agencies/health/programs/medical-marijuana.html.
Utah
Utah Licensing Scheme
As of January 1, 2024, regulatory oversight of Utah's medical-only cannabis program is shared between two departments: (i) the Utah Department of Agriculture and Food (“UDAF”), which oversees the licensing of pharmacies, couriers, cultivation and processors of cannabis for medical use; and (ii) the Utah Department of Health and Human Services (“UDHHS”), which oversees regulation of recommending medical providers, pharmacists and patients. The recently established Cannabis Production Establishment Licensing Advisory Board is responsible for final approval of all medical cannabis licenses. As of the 2025 legislative session, pharmacy licenses are capped at 15 (plus one additional rural license in 2026 and one Closed-Door pharmacy). Standalone Tier 1 Processor licenses are capped at 18 (cap limit has already been reached); however, provisions have been made for cultivation licenses to acquire Tier 2 Processor licenses, which will allow for final packaging of flower. Cultivation licenses are capped at 15 (cap limit has not been reached). Licensees are allowed to hold multiple types of licenses, and licenses are non-transferable and non-assignable. Change in ownership of less than 50% are permitted without requiring a new license application. As of March 31, 2026, Utah had 15 operating medical dispensaries.
Utah Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, Alzheimer’s disease; ALS; cancer; epilepsy; chronic pain; autism spectrum disorders; Crohn's disease; ulcerative colitis; MS; HIV/AIDS; terminal illnesses with a life expectancy of less than six months and PTSD. PTSD qualifies if the patient is (i) treated and monitored by a licensed health therapist and either (ii) diagnosed by a Veterans Administration healthcare provider or diagnosed or confirmed by a licensed psychiatrist, psychologist, clinical social worker or psychiatric advanced practice registered nurse.
For a comprehensive list of qualifying conditions, see the UDHHS’ Center for Medical Cannabis: https://medicalcannabis.utah.gov/.
Evolution of State Hemp-Derived THC Regulatory Frameworks
The market for hemp-derived intoxicating products is undergoing a fundamental transformation driven by the convergence of restrictive state-level frameworks and recent federal legislative amendments. Throughout 2025 and into early 2026, several states, including Connecticut, New Jersey and Massachusetts, implemented or advanced frameworks designed to migrate hemp-derived intoxicants into license-based distribution pathways—such as regulated cannabis dispensaries or liquor retail channels—while imposing strict age-gating, testing and 0.3% THC limits. In Maryland, Nevada and New York, regulatory and judicial actions further narrowed the market by reclassifying delta-8, delta-10 and other conversion-based isomers as controlled substances or regulated cannabis, effectively banning their sale in general retail settings. Even historically permissive markets, such as Pennsylvania and Missouri, are seeing bipartisan momentum toward formal oversight, including mandatory product registration and restricted-access retail requirements. These state efforts were disrupted by the enactment of federal Hemp Amendments, which established a strict "total THC" standard and 0.4 mg-per-container limit that conflicts with existing state definitions. The Hemp Amendments are expected to necessitate significant legislative revisions across several states, further accelerating the trend toward heightened oversight and more restrictive distribution models. For cannabis operators, these unified regulatory developments signal a rapid contraction of general-market distribution pathways, elevated enforcement risks for non-licensed entities and a fundamental reshaping of competitive dynamics across the broader U.S. cannabinoid marketplace.
Risk Factors
A discussion of the risk factors to which we are subject is presented in the section entitled “Risk Factors” of our AIF, which section is incorporated by reference herein. Our shareholders should carefully evaluate the risk factors noted within the AIF, which is made available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar) under our profile.
The risks and uncertainties outlined in the AIF and elsewhere in this MD&A are not the only ones we face. Additional risks and uncertainties not presently known to us or currently deemed immaterial by us may also impair our operations. If any such risks actually occur, our business, financial condition, liquidity, results of operations and prospects could be materially adversely affected; our ability to implement our growth plans could be adversely affected and our shareholders could lose all or part of their investment.
The acquisition of our SVS is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in our securities should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment.